FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009
Commission File Number 000-53606
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXPLANATORY NOTE
This report on Form 6-K is being filed to update financial statements of AEI for the year ended December 31, 2008 to reflect changes due to the adoption of a new accounting standard that required retrospective adoption.
This Form 6-K may be incorporated by reference in future SEC filings of AEI, including any registration statements.

Operating and Financial Review and Prospects
     This discussion should be read together with the “Item 3. Key Information — A. Selected Financial Data,” the consolidated financial statements (including the notes thereto) and PEI’s consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on May 22, 2009 (the “Annual Report”). Unless otherwise indicated, the financial data contained in the Annual Report has been prepared in accordance with U.S. GAAP. See “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Annual Report for a discussion of factors that could cause future financial condition and results of operations to be different from those discussed below.
     Interests in certain companies are accounted for under the equity method, which means that their net income or losses are included into consolidated profit and loss accounts in proportion to the ownership interest that is owned of the relevant company or entity during the respective periods. See Note 11 to the consolidated financial statements for the year ended December 31, 2008 . The consolidated financial statements for the year ended December 31, 2007 account for Accroven, Chilquinta, GTB, Luz del Sur, Promigas’ equity method investments, Subic, and Transredes under the equity method of accounting and for BMG and TBG under the cost method. In 2008, BMG is consolidated and beginning in May 2008, GTB is accounted for using the cost method. Promigas was consolidated as of December 31, 2006 and for the full year ended December 31, 2007. During the year ended December 31, 2006, Promigas was accounted for under the equity method. All intercompany transactions and balances have been eliminated in consolidation. From May 25, 2006 to September 6, 2006, PEI was accounted for using the equity method of accounting and consolidated thereafter.
Overview
Our Business
     We manage, operate and own interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry. Our company consists of 39 businesses which we aggregate into the following reportable segments: Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel. For the years ended December 31, 2008, 2007 and 2006, we generated consolidated revenues of $9.2 billion, $3.2 billion and $0.9 billion, respectively, consolidated operating income of $813 million, $577 million and $151 million, respectively, and consolidated net income of $282 million and $196 million and $9 million, respectively.
Recent Developments in 2009
•	We contributed our respective interests in various Nicaragua power companies to a common holding company, Nicaragua Energy Holdings. Currently, we own 57.67% and Centrans owns 42.33% of Nicaragua Energy Holdings, which indirectly owns 100% of Corinto and Tipitapa and a 22.05% interest in Amayo. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in Nicaragua Energy Holdings up to 50%.

•	The BOT agreement between Subic and National Power Corporation of the Philippines (“NCP”) expired on schedule and the plant was turned over to NCP.

•	We terminated our restructuring agreement with CIESA. Pursuant to this agreement, the debt that we held in CIESA was to be converted into equity of CIESA, subject to the receipt of various regulatory approvals prior to an agreed deadline. After extending this deadline twice, we terminated this agreement due to the fact that the requested approvals did not appear to be forthcoming. We subsequently we filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA, which process is ongoing. See — “Item 5 — Operating and Financial Review and Prospects — Legal Proceeding” for additional information.

•	We signed an agreement to purchase an additional 31% of Trakya. The closing of this transaction is subject to a number of conditions, including obtaining regulatory and third party consents. If these consents are obtained, we anticipate this transaction will be completed in mid 2009.

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Legal Proceedings
     Our businesses are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor and personal injury claims and suits in the normal course of business. Our management evaluates the merit of each claim and assesses the likely outcome. Based on management’s assessment and the advice of counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would have a material adverse effect on our financial position or results of operations. See Notes 4, 16 and 25 to our consolidated financial statements for more information on the status of our legal proceedings.
CIESA
     In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole holder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition and in April 2009, we initiated bankruptcy proceedings against CIESA. We will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.
Elektro
     Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of March 31, 2009, we have accrued approximately $13 million related to these cases, excluding those described below.
     In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of São Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging or under the control of the State Highway Department and such concessionaries. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.
     In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $202 million (based on the exchange rate as of March 31, 2009) is due related to the tax periods involved. In June, 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.
     In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $25 million (based on the exchange rate as of March 31, 2009) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court

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precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and we, therefore, cannot determine the amount of any potential loss at this time.
     Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has accrued approximately $41 million as of March 31, 2009 and made a judicial deposit of approximately $17 million (based on the exchange rate as of March 31, 2009) related to this issue and does not believe that the currently expected outcome under these lawsuits will exceed this amount or will have a material adverse effect on its financial condition, results of operations, or liquidity.
San Felipe
     In 1995, a demand for arbitration was filed against San Felipe in connection with San Felipe’s alleged breach of a settlement agreement arising from a nuisance dispute over San Felipe’s power plant in Puerto Plata, Dominican Republic, which was decided in favor of the plaintiff. In August 2006, a Dominican Republic appeals court ruled against San Felipe, upholding the award of approximately $11 million, including accrued interest. San Felipe appealed the ruling to the Dominican Republic Supreme Court and the Supreme Court issued its final ruling upholding the appeal court ruling. The Company had accrued $11 million for this claim. In April 2009, San Felipe reached a settlement with the plaintiff for an amount not materially in excess of this accrual and the settlement was paid in May 2009.
     Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of March 31, 2009, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to $20 million at the exchange rates as of March 31, 2009) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. The Company has accrued approximately $66 million as of March 31, 2009 with respect to the period from January 1998 through March 31, 2009 which management believes is adequate. In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.
DCL
     DCL entered commercial operations on April 17, 2008. However, in September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Siemens identified the root cause of the problem to be a defect in the gas turbine that was not disclosed to us at the time we acquired our interest in DCL. Due to the shutdown, DCL has not generated revenues and cash inflows to pay vendors which has delayed the repairs. DCL is seeking a loan to pay Siemens that, if obtained, may allow the plant to resume commercial operations within three to four months of obtaining such loan.
     On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. The allegations included that DCL has issued shares to AEI following the initial acquisition of DCL in violation of the loan covenants. The lenders petitioned the courts to force a sale of all DCL’s assets and all Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. Concurrently, DCL has engaged its lenders in negotiations to restructure DCL’s long-term and short-term financing and for consent to take out a shareholder loan to pay Siemens and meet other urgent payment obligations. Negotiations are ongoing and a non-binding memorandum of understanding setting out a proposed restructuring plan was executed but documentation relating to this loan has not yet been finalized.

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     If DCL is unable to satisfactorily resolve the dispute with its lenders or secure a new offtaker for the power from DCL’s plant, the operations of DCL will be materially adversely effected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.
     Critical Accounting Policies and Estimates
     This “Operating and Financial Review and Prospects” is based upon AEI’s, consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accounting policies are applied that management believes best reflect the underlying business and economic events, consistent with U.S. GAAP. The more critical accounting policies include those related to the basis of presentation, acquisition accounting, long-lived assets, valuation and impairment of goodwill and indefinite-lived intangibles, revenue recognition, recognition of regulatory assets and liabilities, accruals for income taxes, accruals for long-term employee benefit costs such as pension and other postretirement costs, foreign currency translation and measurement and contingencies. Inherent in such policies are certain key assumptions and estimates made by management. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates, which by their nature bear the risk of change related to the ability to accurately forecast a future event and its potential impact. Management periodically updates its estimates used in the preparation of the consolidated financial statements based on its latest assessment of the current and projected business and general economic environment. These critical accounting policies have been discussed with the Audit Committee of the Board of Directors. Significant accounting policies are summarized in Note 2 to the consolidated financial statements.
Basis of Presentation
     The consolidated financial statements include the accounts of all wholly-owned companies, majority-owned subsidiaries and controlled affiliates. Furthermore, we consolidate variable interest entities where it is determined to be the primary beneficiary. Investments in entities where we hold an ownership interest of at least 20%, and which we neither control nor are the primary beneficiary but for which we exercise significant influence, are accounted for under the equity method of accounting. Other investments, in which we own less than a 20% interest, unless we can clearly exercise significant influence over operating and financing policies, are recorded at cost. The consolidated financial statements are presented in accordance with U.S. GAAP.
Acquisition Accounting
     The purchase method of accounting is used for accounting for acquired businesses which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires estimates and assumptions, in particular concerning the determination of the fair values of the acquired property, plant and equipment and intangible assets, as well as the liabilities assumed at the date of the acquisition. Additionally, the useful lives of the acquired property, plant and equipment and intangibles have to be determined. The judgments made in the context of purchase price allocation can materially impact future results of operations, as reported under U.S. GAAP. For example, if it were determined that the allocated fair value of the acquired property, plant and equipment were lower than the actual fair value by $100 million, goodwill would be higher by a corresponding after-tax amount, and depreciation expense would be reduced by approximately $5 million annually, based on an estimated average remaining useful asset life of approximately 19 years. Accordingly, for significant acquisitions, we utilize valuations based on information available at the acquisition date.
     Significant judgments and assumptions made regarding the purchase price allocation for acquisitions include the following:
     For acquired entities with regulated operations, primarily Elektro and Promigas, management determined the fair values which reflected the regulatory framework of the specific country in which the

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assets reside. For non-regulated facilities, which do not conform to a regulatory framework, management utilized appraisals, in part, to determine asset and liability fair values. These appraisals were typically based on either a depreciated replacement cost method to value property, plant and equipment or a discounted cash-flow analysis, to value, for example, long-term contracts, impairments of property plant and equipment and to determine enterprise value.
     Appraisals using the depreciated replacement cost approach considered the replacement value taking into consideration market reports and technology, as well as, adjusting for an estimated remaining useful life considering new construction. These appraisals used an indirect cost approach considering replacement costs. These replacement costs were depreciated on a straight-line basis over the assets’ economic useful life according to an age analysis.
     For power distribution and generation intangible assets associated with concession rights, the valuation is based on the expected future cash flows and earnings. This method employs a discounted cash flow analysis using the present value of the estimated cash flows expected to be generated from the contract using risk adjusted discount rates and revenue forecasts as appropriate. The period of expected cash flows was based on the term of the concession agreements taking into account regulatory stability and the ability to renew these agreements.
Long-Lived Assets
     With respect to long-lived assets, key assumptions include the estimates of useful asset lives and the recoverability of carrying values of fixed assets and other intangible assets, as well as the existence of any obligations associated with the retirement of fixed assets. Such estimates could be significantly modified and/or the carrying values of the assets could be impaired by such factors as the relative pricing of wholesale electricity by region, the anticipated costs of fuel, changes in legal factors or in the business climate, including an adverse action or assessment by regulators, or a significant change in the market value, operation or profitability of an asset.
     For long-lived assets, impairment would exist when the carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. For regulated assets, an impairment charge could be offset by the establishment of a regulatory asset, if rate recovery was probable. The best information available is used to estimate fair value of long-lived assets and more than one source may be used.
     The estimated useful lives of long-lived assets range from three to 50 years. Depreciation and amortization expense of these assets under the straight-line method over their estimated useful lives totaled $268 million in 2008. If the useful lives of the assets were found to be shorter than originally estimated, depreciation and amortization charges would be accelerated over the revised useful life.
Goodwill and Indefinite Life Intangible Assets
     Goodwill and intangible assets with indefinite useful lives are tested annually for impairment and whenever events or circumstances make it more likely than not that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a business unit. Determining whether an impairment has occurred requires valuation of the respective business unit, which is estimated using a discounted cash flow method based on actual operating results, future business plans, economic projections and market data. If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset.
Revenue Recognition
     Revenues are attributable to sales and other revenues associated with the transmission and distribution of power and natural gas; sales from the generation of power; and the wholesale and retail sale of gasoline and compressed natural gas, or CNG.

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     Revenues from the sale of energy are recognized in the period in which the energy is delivered. The calculation of revenues earned but not yet billed is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. The revenues from the Power Generation segment are recorded in each period based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates. Additionally, when the underlying contract meets the requirements of a lease, the associated revenues are recognized over the term of the lease. In addition, some contracts contain decreasing rate schedules, which results in revenue being levelized and recognized based upon the energy delivered rather than on customer billings.
     Power Distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Revenues that have been earned but not yet billed are accrued based upon the estimated amount of energy delivered during the unbilled period and the approved or contractual billing rates for each category of customer. Revenues received from other power distribution companies for use of the basic transmission and distribution network are recognized in the month that the network services are provided.
     Revenue on net investments in direct financing leases is recognized over the term of the power purchase agreement based on a constant periodic rate of return. Contingent rentals are recognized as received. Further information on the accounting for direct financing leases can be found in Note 13 to the consolidated financial statements. All other revenues are recognized when products are delivered.
     An allowance for doubtful accounts for estimated uncollectible accounts receivable is determined based on the length of time the receivables are past due, economic and political trends and conditions affecting customers, significant events, and historical experience. Established reserves have historically been sufficient, and are based on specific customer circumstances, historical experience and current knowledge of the related political and economic environments. The balance of AEI’s allowance for doubtful accounts totaled $69 million at December 31, 2008.
Regulatory Assets and Liabilities
     Assets and liabilities that result from the regulator rate-making process are recorded that would not be recorded under U.S. GAAP for non-regulated entities. We capitalize incurred allowable costs as deferred regulatory assets if it is a probable that future revenue at least equal to the costs incurred will be billed and collected through approved rates. If future recovery of costs is not considered probable, the incurred cost is recognized as an expense. Regulatory liabilities are recorded for amounts expected to be passed to the customer as refunds or reductions on future billings. Regulatory assets totaled $74 million and regulatory liabilities totaled $60 million at December 31, 2008.
Income Taxes
     We operate through various subsidiaries in many countries throughout the world. Deferred tax assets and liabilities are recognized based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The need for a deferred tax asset valuation allowance is evaluated by assessing whether it is more likely than not that deferred tax assets will be realized in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.
     On January 1, 2007, we adopted the provisions of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes , an interpretation of SFAS No. 109, Accounting for Income Taxes , or FIN 48. Pursuant to FIN 48, the tax benefit from an “uncertain tax position” is only recognized when it is more-likely-than-not that, based on the technical merits, the position will be sustained by taxing authorities or the courts. When a tax position meets the more-likely-than-not recognition threshold, the recognized tax benefit is

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measured as the largest amount of tax benefit having a greater than fifty percent likelihood of being sustained upon ultimate settlement with a taxing authority that has full knowledge of the relevant information.
     AEI and certain subsidiaries are under examination by relevant taxing authorities for various tax years. The potential outcome of these examinations in each of the taxing jurisdictions is regularly addressed when determining the adequacy of the provision for income taxes. Tax reserves have been established, which management believes to be adequate in relation to the potential for additional assessments. In the preparation of the consolidated financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management’s judgment, accruals with respect to the ultimate outcome of such unresolved tax matters are adequate.
Pension and Other Postretirement Obligations
     Through Elektro, two supplementary retirement and pension plans are sponsored for Elektro employees. Pension benefits are generally based on years of credited service, age of the participant and average earnings. The measurement of pension obligations, costs and liabilities depends on a variety of actuarial assumptions. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases, return on plan assets and demographic experience. These assumptions may have an effect on the amount and timing of future contributions. The plan actuary conducts an independent valuation of the fair value of pension plan assets.
     The assumptions used in developing the required estimates include the discount rates, expected return on plan assets, retirement rates, inflation, salary growth and mortality rates. The effects of actual results differing from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in such future periods. A variance in the assumptions listed above could have an impact on the December 31, 2008 funded status. A one percentage point reduction in the assumed discount rates would increase AEI’s benefit obligation for pensions and other postretirement benefits by approximately $33 million, and would reduce our net income by approximately $3 million. Based on the market value of plan assets at December 31, 2008, a one percentage point decrease in the expected rate of return on plan assets assumption would decrease AEI’s net income by approximately $2 million.
     In certain countries, including Panama, El Salvador and Colombia, local labor laws require us to pay severance indemnities to employees when their employment is terminated. In Argentina, EDEN is required to pay certain benefits to employees upon retirement. The company accrues these benefits based on historical experience and third party evaluations.
Foreign Currency
     We translate the financial statements of our international subsidiaries from their respective functional currencies into the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. Subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. The revenues and expenses of such subsidiaries are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.
     We have determined that the functional currency for some subsidiaries is the U.S. dollar due to their operating, financing, and other contractual arrangements. For the periods presented, the Operating Companies that are considered to have their local currency as the functional currency are EDEN and Emgasud in Argentina; Tongda, BMG and Luoyang in China; Elektro in Brazil; DCL in Pakistan; ENS in Poland; Chilquinta in Chile; Luz del Sur in Peru; and certain operating companies of Promigas in Colombia.

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     Intercompany notes between subsidiaries that have different functional currencies result in the recognition of foreign currency exchange gains and losses unless we do not plan to settle or are unable to anticipate settlement in the foreseeable future. All balances eliminate upon consolidation.
Contingencies
     Estimates of loss contingencies, with respect to legal, political and environmental issues, including estimates of legal defense costs when such costs are probable of being incurred and are reasonably estimable and related disclosures are updated when new information becomes available. Estimating probable losses requires an analysis of uncertainties that often depend upon judgments about potential actions by third parties, status of laws and regulations and the information available about conditions in the various countries. Accruals for loss contingencies are recorded based on an analysis of potential results, developed in consultation with outside counsel and consultants when appropriate. The range of potential liabilities could be significantly different than amounts currently accrued and disclosed, with the result that our financial condition and results of operations could be materially affected by changes in the assumptions or estimates related to these contingencies. Further information related to contingencies can be found in Note 25 to the consolidated financial statements.
Recent Accounting Policies
     In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of SFAS No. 157 has been deferred for one year by the FASB. We adopted the sections of SFAS No. 157 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on our consolidated statements of operations. We adopted the remaining requirements of SFAS No. 157 on January 1, 2009 and the adoption will impact the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.
     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), effective for fiscal years beginning after November 15, 2007. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. We adopted SFAS No. 159 on January 1, 2008 and have elected to not adopt the fair value option for any eligible assets nor liabilities.
     In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”), that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS No. 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted SFAS No. 141R on January 1, 2009 and will apply the provisions to any future business combinations.
     In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We adopted SFAS No. 160 on January 1, 2009 and will incorporate the additional presentation and disclosures in our financial statements. The retrospective application of this standard reclassifies minority interest expense of $124 million, $65 million and $20 million for the years ended December 31, 2008, 2007 and 2006, respectively, as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to AEI and reclassifies minority interest of $435 million and $288 million as of December 31, 2008 and 2007, respectively, previously included in total liabilities as noncontrolling interests in total equity. It also separately reflects changes in noncontrolling interests in changes in equity and comprehensive income.

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     In November 2008, the FASB issued EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF Issue No. 08-6”). EITF Issue No. 08-6 establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of SFAS No. 141R and SFAS No. 160. EITF Issue No. 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141R and SFAS No. 160. We adopted EITF Issue No. 08-6 on January 1, 2009 and will apply the provisions to any future equity method investments.
     Although past transactions would have been accounted for differently under SFAS No. 141R, SFAS No. 160 and EITF Issue No. 08-6, application of these statements in 2009 will not affect historical amounts.
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 on January 1, 2009 and will include the required disclosures in our 2009 consolidated financial statements.
A. Operating results
     As discussed in “Item 4. Information on the Company — A. History and Development of the Company,” AEI was formed by a series of transactions that began with the contribution of Elektra shares to AEI in March 2006. Subsequently, in 2006, PEI was acquired from Enron Corp. and certain of its subsidiaries in two stages, accounted for as a purchase step acquisition, as follows:
•	Stage 1 (completed May 25, 2006) — AEIL acquired 24.26% of the voting capital and 49% of the economic interest in PEI.

•	Stage 2 (completed September 7, 2006) — AEIL acquired the remaining 75.74% of the voting capital and the remaining 51% economic interest.
     In addition, during 2007 and 2008, we completed a series of acquisitions and divestitures (see Notes 1 and 3 to the consolidated financial statements).
     As a result of these activities and circumstances, our historical consolidated financial statements are not directly comparable because:
•	the timing of AEI’s step acquisitions of PEI resulted in AEI accounting for PEI on an equity basis from May 25, 2006 to September 6, 2006 and on a consolidated basis thereafter; and

•	we completed additional acquisitions throughout 2007 and 2008.
     Included below is a discussion comparing AEI’s 2008, 2007 and 2006 audited results.
     Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, cost of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.
Revenues
•	Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs, reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution cost of sales. Therefore, Power Distribution revenues are significantly impacted by wholesale energy costs. Upon each periodic regulatory review, tariffs are reset to the appropriate level, which might be higher or lower than the current level, to align the

10

business’ revenue to the authorized pass-through of costs and the applicable return on the business asset base. Therefore, revenues for a specific business may vary substantially from one period to the next if there has been a tariff reset in between. EDEN expects its next tariff review to be sometime during 2009.
•	Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state controlled entities. JPPC’s, Trakya’s and San Felipe’s contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract. These contracts contemplate a future decrease from $27.33/kWh per month in 2008, declining annually through 2011 to $20.81/kWh per month, then declining to $12.63/kWh per month in 2012 through the end of the contract, in the case of JPPC; $3.16/kWh to $0.05/kWh starting 2010 in the case of Trakya; and from $16.69/kWh per month to $4.55/kWh per month starting 2011 in the case of San Felipe.

•	Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity, and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs. Promigas and its regulated subsidiaries have a tariff review scheduled in 2009.

•	Natural Gas Distribution revenues are primarily generated from service fees received based on regulated rates, set by a government controlled entity, and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs. Promigas’ regulated subsidiaries have a tariff review scheduled in 2009.

•	Retail Fuel revenues represent primarily the distribution and retail sale of gasoline and CNG. Gasoline prices are normally regulated, whereas CNG prices are normally free of regulation, but tend to correlate with gasoline prices.
Cost of sales
     Power Distribution cost of sales relates directly to the purchase of wholesale energy either under long term contracts or in the spot market. The Power Distribution businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass through takes place through the tariff process. Therefore, increases and decreases in Power Distribution cost of sales directly impact Power Distribution revenues. The Power Generation segment cost of sales consists primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution and Retail Fuel cost of sales represents the cost of wholesale purchasing of the natural gas and other fuels that are resold to the final customers. Generally, cost of sales are not recorded in the Natural Gas Transportation and Services businesses, except in TBS, which purchases natural gas in Bolivia for resale to EPE.
Operating expenses
     Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, other charges and (gain) loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.

11

AEI Results of Operations
     The results of operations and related EPS were as follows in the periods indicated:

	For the Years Ended December 31,
				Dollar	Dollar
				Change	Change
				2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
	(Millions of dollars (U.S.) except per share data)

Revenues	$9,211	$3,216	$946	$5,995	$2,270
Costs of Sales	7,347	1,796	566	5,551	1,230

Operating expenses:
Operations, maintenance, and general and administrative expenses	894	630	193	264	437
Depreciation and amortization	268	217	59	51	158
Taxes other than income	43	43	7	—	36
Other charges	56	50	—	6	50
(Gain) loss on disposition of assets	(93)	(21)	7	(72)	(28)
Total operating expenses	1,168	919	266	249	653
Equity income from unconsolidated affiliates	117	76	37	41	39
Operating income	813	577	151	236	426
Other income (expense):
Interest income	88	110	71	(22)	39
Interest expense	(378)	(306)	(138)	(72)	(168)
Foreign currency transaction gain (loss), net	(56)	19	(5)	(75)	24
Loss on early retirement of debt	—	(33)	—	33	(33)
Other income (expense), net	9	(22)	7	31	(29)
Total other expense	(337)	(232)	(65)	(105)	(167)
Income before income taxes	476	345	86	131	259
Provision for income taxes	(194)	(193)	(84)	(1)	(109)

Income from continuing operations	282	152	2	130	150
Income from discontinued operations	—	3	7	(3)	(4)
Gain from disposal of discontinued operations	—	41	—	(41)	41
Net income	282	196	9	86	187
Less: Net income — noncontrolling interests	124	65	20	59	45

Net income (loss) attributable to AEI	$158	$131	$(11)	$27	$142

Basic and diluted earnings per share attributable to AEI:
Income (loss) from continuing operations	$0.73	$0.42	$(0.09)	$0.31	$0.51
Discontinued operations	—	0.21	0.04	(0.21)	0.17
Net income (loss)	$0.73	$0.63	$(0.05)	$0.10	$0.68

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     The results of the following companies are reflected in the results of continuing operations in the periods indicated:

For the Year Ended December 31,
	2008	2007	2006
Power Distribution
Chilquinta	Equity Method	Equity Method (7)	—
Delsur	Consolidated	Consolidated (7)	—
EDEN	Consolidated	Consolidated (7)	—
Elektra	Consolidated	Consolidated	Consolidated
Elektro	Consolidated	Consolidated	Consolidated (1)
Luz del Sur	Equity Method	Equity Method (7)	—
Power Generation
BLM (2)	—	—	Consolidated (1)
Corinto	Consolidated	Consolidated (3)	Equity Method (1)
Cuiabá — EPE	Consolidated	Consolidated	Consolidated (1)
DCL	Consolidated (8)	—	—
ENS	Consolidated	Consolidated	Consolidated (1)
Emgasud	Equity Method (8)	—	—
Fenix	Consolidated (8)	—	—
Jaguar	Consolidated (8)	—	—
JPPC	Consolidated	Consolidated (7)	—
Luoyang	Consolidated (8)	—	—
PQP	Consolidated	Consolidated	Consolidated (1)
San Felipe	Consolidated	Consolidated	Consolidated (1)
Subic	Equity Method	Equity Method	Equity Method (1)
Tipitapa	Consolidated (8)	—	—
Trakya	Consolidated	Consolidated	Consolidated (1)
Natural Gas Transportation and Services
Accroven	Equity Method	Equity Method	Equity Method (1)
Centragas (5)	Equity Method	Equity Method	Equity Method (4)
Cuiabá — GOB/GOM/TBS	Consolidated	Consolidated	Consolidated (1)
GBS (5)	Consolidated	Consolidated	Equity Method (4)
GTB	Cost Method (6)	Equity Method	Equity Method (1)
Promigas	Consolidated	Consolidated	Equity Method (4)
PSI (5)	Consolidated	Consolidated	Equity Method (4)
TBG	Cost Method	Cost Method	Cost Method (1)
Transmetano (5)	Consolidated	Consolidated	Equity Method (4)
Transoccidente (5)	Consolidated	Consolidated	Equity Method (4)
Transoriente (5)	Equity Method	Equity Method	Equity Method (4)
Transredes	Cost Method (6)	Equity Method	Equity Method (1)
Natural Gas Distribution
BMG	Consolidated	Cost Method (7)	—
Cálidda	Consolidated	Consolidated (7)	—
Gases de Occidente (5)	Consolidated	Consolidated	Equity Method (4)
Gases del Caribe (5)	Equity Method	Equity Method	Equity Method (4)
Surtigas (5)	Consolidated	Consolidated	Equity Method (4)
Tongda	Consolidated	Consolidated (7)	—
Retail Fuel
Gazel (5)	Consolidated	Consolidated	Equity Method (4)
SIE (5)	Consolidated (9)	Equity Method	Equity Method (4)
Other
Promitel (5)	Consolidated	Consolidated	Equity Method (4)

(1)	Acquired in 2006 as part of the step acquisition of PEI.

(2)	AEI divested its interests in BLM on March 14, 2007.

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(3)	In August and September 2007, through a series of transactions, AEI acquired an additional net 15% interest in Corinto and began consolidating Corinto’s results as of September 2007.

(4)	Acquired as part of the 2006 step acquisition of PEI. Promigas is reflected in AEI’s results under the equity method during 2006. A controlling interest in Promigas was purchased on December 27, 2006 and as a result, only its balance sheet is consolidated with AEI at December 31, 2006. These entities were accounted for under the equity method for the year ended December 31, 2006.

(5)	AEI ownership interest is held through its ownership in Promigas.

(6)	The Company’s ownership in Transredes, and therefore GTB, changed during June 2008 as explained further in Note 3 to the consolidated financial statements.

(7)	The Company’s initial interest was purchased during 2007.

(8)	The Company’s initial interest was purchased during 2008.

(9)	On January 2, 2008, Promigas contributed its ownership interests in Gazel to SIE in exchange for additional shares of SIE. As a result of this transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. See Note 3 to consolidated financial statements.
     In some of the period-to-period comparisons contained in this section, reference is made to the “stand-alone” performance of our subsidiaries, which is their unaudited 12-month results and which is prepared in accordance with U.S. GAAP. This is intended to provide information on the performance of the underlying business, regardless of when it was acquired by AEI and whether the business is accounted for using the equity method or is consolidated.
     On November 15, 2007, we completed the sale, through a holding company, of 98.16% of Vengas (constituting our entire interest in Vengas) for $73 million in cash. We recorded a gain of $41 million in the fourth quarter of 2007 for which no taxes were recorded due to certain exemptions under the holding company’s tax status. Vengas was previously presented as part of the retail fuel segment.
Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007
     The following discussion compares AEI’s results of continuing operations for the year ended December 31, 2008 to the year ended December 31, 2007.
Revenues
     The table below presents revenues of our consolidated subsidiaries by significant geographical location for the years ended December 31, 2008 and 2007. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located.

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Colombia	$3,926	$563
Brazil	1,503	1,406
Chile	1,311	—
Panama	808	389
Turkey	416	337
Guatemala	206	168
Dominican Republic	211	139
Ecuador	126	—
Argentina	122	52
China	104	8
Other	478	154

Total	$9,211	$3,216

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     The following table reflects revenues by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$2,217	$1,746
Power Generation	1,175	874
Natural Gas Transportation and Services	202	199
Natural Gas Distribution	584	352
Retail Fuel	5,137	160
Headquarters/Other/Eliminations	(104)	(115)

Total revenues	$9,211	$3,216

     Revenues increased by $5,995 million to $9,211 million for the year ended December 31, 2008 compared to $3,216 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE ($4,959 million) during 2008, the acquisitions made during 2007 and 2008 ($407 million), and the increase in revenues at Elektro ($168 million), Elektra ($159 million), Promigas and its subsidiaries ($156 million), Trakya ($79 million) and San Felipe ($72 million) as described below, partially offset by the decrease in revenues at EPE ($52 million) and TBS ($20 million), and the sale of BLM ($31 million) as described below.
Power Distribution
     Revenues from the Power Distribution segment increased by $471 million to $2,217 million for the year ended December 31, 2008 compared to $1,746 million for the year ended December 31, 2007. The increase was primarily due to the increased revenues at Elektro ($168 million) and Elektra ($159 million) and the acquisitions of Delsur ($68 million) and EDEN ($56 million) during 2007. The increased revenues at Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($99 million), additional revenue recognition ($55 million) as a result of regulatory determinations made by ANEEL, and higher sales volumes ($33 million) as a result of an increased customer base, partially offset by a revenue decrease caused by 2007 tax credit on revenues ($11 million), lower prices ($3 million) as a result of a tariff adjustment that occurred in August 2007 and 2008, and lower additional charges ($3 million) related to excess demand of energy by industrial customers. The increase in revenues due to regulatory rulings was related to a tariff adjustment ($15 million) as a result of the 2007 tariff review performed by ANEEL in August 2008, transmission costs ($19 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL, and the modification of a regulation for low income customers, by ANEEL in July 2008, reversing the accrual previously recorded in 2007 ($21 million). The increased revenues at Elektra were primarily due to higher pricing ($146 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by higher fuel cost and increased usage ($11 million) resulting from an expanding customer base.
Power Generation
     Revenues from the Power Generation segment increased by $301 million to $1,175 million for the year ended December 31, 2008 from $874 million for the year ended December 31, 2007. The increase was primarily due to additional revenues from the acquisition of interests in JPPC ($59 million), Corinto ($53 million), Luoyang ($30 million), Tipitapa ($29 million) and DCL ($5 million), and the increased revenues at Trakya ($79 million), San Felipe ($72 million), PQP ($38 million) and ENS ($25 million), partially offset by decreased revenues at EPE ($52 million) and a decrease of $31 million as a result of the sale of BLM in March 2007. Increased revenues at San Felipe and PQP were primarily due to higher fuel costs which were passed on to their customers and higher usage of plants’ capacity. Increased revenues at Trakya were primarily due to higher fuel costs which were passed on to its customers, partially offset by

15

decreased generation volume as a result of major plant maintenance in the second quarter of 2008. Increased revenues at ENS were primarily due to the compensation of stranded costs and gas-related cost from the Polish government and the appreciation of the Polish Zloty relative to the U.S. dollar. Revenues at EPE decreased by $52 million as a result of gas curtailments that the plant experienced during the last quarter of 2007 that continued through the end of 2008.
Natural Gas Transportation and Services
     Revenues from the Natural Gas Transportation and Services segment increased by $3 million to $202 million for the year ended December 31, 2008 compared to $199 million for the year ended December 31, 2007. The increase was primarily due to higher revenues generated at Promigas and its subsidiaries ($22 million) as a result of higher customer demand, increased tariff, new contracts obtained in 2008 and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007, partially offset by the decreased revenues at TBS ($20 million) as a result of gas curtailments that occurred during the last quarter of 2007 and continued through the end of 2008.
Natural Gas Distribution
     Revenues from the Natural Gas Distribution segment increased by $232 million to $584 million for the year ended December 31, 2008 compared to $352 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Tongda in August 2007 and BMG in January 2008 ($66 million), the acquisition of Cálidda in June 2007 ($41 million), and the increased revenues ($116 million) at Promigas’ subsidiaries as a result of higher distribution volumes due to higher customer demand, increased customer base and higher wellhead prices which were passed on to their customers.
Retail Fuel
     Revenues from the Retail Fuel segment increased by $4,977 million to $5,137 million for the year ended December 31, 2008 compared to $160 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE in 2008 ($4,959 million). The remaining increase was due to the increased revenues at Promigas’ subsidiary Gazel as a result of the increased cost of natural gas passed on to its customers and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007.
Cost of Sales
     The following table reflects cost of sales by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	(Millions of dollars U.S.)

Power Distribution	$1,374	$963
Power Generation	984	610
Natural Gas Transportation and Services	13	36
Natural Gas Distribution	386	224
Retail Fuel	4,697	90
Headquarters/Other/Eliminations	(107)	(127)

Total cost of sales	$7,347	$1,796

     Cost of sales increased by $5,551 million to $7,347 million for the year ended December 31, 2008 compared to $1,796 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE ($4,611 million) during 2008, the acquisitions made during 2007 and 2008

16

($299 million), and the increase in cost of sales at Elektro ($159 million), Elektra ($154 million), San Felipe ($102 million), Trakya ($94 million), Promigas and its subsidiaries ($82 million) and PQP ($65 million) as described below, partially offset by the decrease in cost of sales at EPE ($25 million) and TBS ($19 million) and the sale of BLM ($26 million) as described below.
Power Distribution
     Cost of sales for the Power Distribution segment increased by $411 million to $1,374 million for the year ended December 31, 2008 compared to $963 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Delsur ($49 million) and EDEN ($31 million) during the second quarter of 2007 and the increased cost of sales at Elektro ($159 million) and Elektra ($154 million). The increased cost of sales at Elektro was primarily due to an increase in the average price of purchased electricity as a result of the overall increase in energy prices ($85 million), the appreciation of the Brazilian real ($41 million) and an increase in volumes purchased ($3 million) as a result of higher sales volumes, and additional cost of sales recognition ($38 million) as a result of recent regulatory determinations made by ANEEL, partially offset by a tax credit of $8 million on cost of sales. The increase in cost of sales due to regulatory rulings was related to a tariff adjustment ($20 million) as a result of the 2007 tariff review performed by ANEEL in August 2008 and the transmission costs ($18 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL. The increased cost of sales at Elektra was a result of higher average price of purchased electricity ($146 million) due to increased fuel costs and an increase in volumes purchased ($8 million).
Power Generation
     Cost of sales for the Power Generation segment increased by $374 million to $984 million for the year ended December 31, 2008 compared to $610 million for the year ended December 31, 2007. The increase was primarily due to the acquisition of interests in Corinto ($46 million), JPPC ($46 million), Luoyang ($36 million), Tipitapa ($24 million) and DCL ($2 million), and the increased cost of sales at San Felipe ($102 million), Trakya ($94 million) and PQP ($65 million), partially offset by the decreased cost of sales at EPE ($25 million) and the sale of BLM ($26 million) in March 2007. The increased cost of sales at San Felipe was primarily due to increased fuel prices and higher usage of plant capacity; the increased cost of sales at PQP was primarily due to the increased fuel prices and the increased purchase of electricity from spot market to fulfill its power purchase agreement; the increased cost of sales at Trakya was primarily due to increased fuel prices, partially offset by lower usage of plant capacity as a result of major plant maintenance performed in the second quarter of 2008; the decreased cost of sales at EPE was a result of gas curtailments that the plant experienced during the last quarter of 2007 that continued through the end of 2008.
Natural Gas Transportation and Services
     Cost of sales for the Natural Gas Transportation and Services segment decreased by $23 million to $13 million for the year ended December 31, 2008 compared to $36 million for the year ended December 31, 2007. The decrease was primarily due to a decrease in cost of sales at TBS as a result of gas supply curtailments that occurred during the last quarter of 2007 and continued through the end of 2008.
Natural Gas Distribution
     Cost of sales for the Natural Gas Distribution segment increased by $162 million to $386 million for the year ended December 31, 2008 compared to $224 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Tongda in August 2007 and BMG in January 2008 ($39 million), the acquisition of Cálidda in June 2007 ($26 million), and the increased cost of sales ($91 million) at Promigas’ subsidiaries as a result of higher customer demand, market growth, higher natural gas wellhead prices and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007.

17

Retail Fuel
     Cost of sales for the Retail Fuel segment increased by $4,607 million to $4,697 million for the year ended December 31, 2008 compared to $90 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE in 2008 ($4,611 million).
Operating Expenses
Operations, Maintenance and General and Administrative Expenses
     The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$323	$241
Power Generation	123	118
Natural Gas Transportation and Services	62	57
Natural Gas Distribution	82	49
Retail Fuel	215	33
Headquarters/Other/Eliminations	89	132

Total operations, maintenance and general and administrative expenses	$894	$630

     Operations, maintenance and general and administrative expenses increased by $264 million to $894 million for the year ended December 31, 2008 compared to $630 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE during 2008 ($173 million), the acquisitions made during 2007 and 2008 ($71 million), and the increased operations, maintenance and general and administrative expenses at Elektro ($48 million) as described below, partially offset by the decreased operations, maintenance and general and administrative expenses at EPE ($15 million) due to reduced generation activity as a result of curtailment of gas supply and headquarters ($46 million) as a result of decreased professional services fees and decreased stock compensation expenses related to the 2004 stock and long term incentive plans that fully vested in 2007.
Power Distribution
     Operations, maintenance and general and administrative expenses for the Power Distribution segment increased by $82 million to $323 million for the year ended December 31, 2008 compared to $241 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of EDEN ($17 million) and Delsur ($9 million) during the second quarter of 2007 and the increased operations, maintenance and general and administrative expenses at Elektro ($48 million). The increase in these expenses at Elektro was primarily due to increased contingency expenses ($18 million) related to tax contingency and civil claims contingency (see Note 25 to the consolidated financial statements), the appreciation of the Brazilian real relative to the U.S. dollar ($19 million), and increased payroll expenses ($5 million) as a result of the annual union agreement effective in June 2008.
Power Generation
     Operations, maintenance and general and administrative expenses for the Power Generation segment increased by $5 million to $123 million for the year ended December 31, 2008 compared to $118 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of JPPC, Luoyang, Corinto, Tipitapa, Fenix, Jaguar and DCL ($26 million total), partially offset by the decreased operations, maintenance and general and administrative expenses at EPE ($15 million) and San Felipe ($7 million) and the sale of BLM ($2 million) in March 2007. These expenses at EPE decreased by $15 million due primarily to gas curtailments that the plant experienced during the last quarter of 2007 that continued through the end of

18

2008; these expenses at San Felipe decreased by $7 million due primarily to lower maintenance expenses in 2008.
Natural Gas Transportation and Services
     Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment increased by $5 million to $62 million for the year ended December 31, 2008 compared to $57 million for the year ended December 31, 2007. The increase was primarily due to the increased operations, maintenance and general and administrative expenses at Promigas as a result of higher pipeline maintenance expenses and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007.
Natural Gas Distribution
     Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $33 million to $82 million for the year ended December 31, 2008 compared to $49 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Tongda in August 2007 and BMG in January 2008 ($13 million), the acquisition of Cálidda ($6 million) in June 2007, and the increased operations, maintenance and general and administrative expenses at Promigas’ subsidiaries ($13 million) as a result of higher advertising expenses and higher operating expenses and payroll expenses due to higher customer demand and expanded customer base.
Retail Fuel
     Operations, maintenance and general and administrative expenses for the Retail Fuel segment increased by $182 million to $215 million for the year ended December 31, 2008 compared to $33 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE in 2008 ($173 million) and the increased operations, maintenance and general and administrative expenses at Promigas’ subsidiary Gazel ($9 million) as a result of an increased number of retail fuel service stations.
Depreciation and Amortization
     The following table reflects depreciation and amortization expense by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$138	$139
Power Generation	24	42
Natural Gas Transportation and Services	21	20
Natural Gas Distribution	18	8
Retail Fuel	61	3
Headquarters/Other	6	5

Total depreciation and amortization expenses	$268	$217

     Total depreciation and amortization expenses increased by $51 million to $268 million for the year ended December 31, 2008 compared to $217 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE ($46 million), the acquisitions made during 2007 and 2008 ($24 million), and the increased depreciation and amortization expense at Promigas’ subsidiary Gazel ($12 million) as a result of an increased number of retail fuel service stations, partially offset by an increase in amortization to income at San Felipe ($15 million) due to the unfavorable power purchase agreement which is amortized based on the generated volumes produced by the plant, an increase in amortization to income at Elektro ($5 million) due to the amortization of special obligation authorized by ANEEL since September 2007

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(see Note 17 to the consolidated financial statements), a decrease in amortization expenses at ENS ($8 million) due to the voluntary termination of its long term power purchase agreement which was accounted for as amortizable intangibles, and the sale of BLM in March 2007 ($1 million).
Other Charges
     During the year ended December 31, 2008 and 2007, AEI recorded other charges totaling $56 million and $50 million, respectively. As a result of the current arbitration on EPE power purchase agreement and the continuing lack of gas supply contract for the EPE plant, in the third quarter of 2008, the Company recorded an additional charge totaling $44 million. During the fourth quarter of 2008, the Company recorded a $12 million impairment of its $16 million cost method investment in SES. See Note 4 to the consolidated financial statements. The charge in 2007 relates exclusively to the EPE arbitration.
(Gain) Loss on Disposition of Assets
     During the year ended December 31, 2008 and 2007, AEI recorded net gains on disposition of assets totaling $93 million and $21 million, respectively. During 2008, AEI recognized a gain of $68 million on the sale of 46% of Gazel to noncontrolling shareholders of SIE when exchanged for the additional interest in SIE and a gain of $57 million on the nationalization of Transredes, which was partially offset by a loss of $14 million on the sale of debt securities of Gas Argentina S.A and a loss of $18 million on the sale of operating equipment. See Notes 3, 5, 11, and 13 to the consolidated financial statements. During 2007, AEI recognized a gain of $21 million on the sale of the 51% interest in BLM in March 2007.
Equity Income from Unconsolidated Affiliates
     The following table reflects equity income from unconsolidated affiliates by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$68	$2
Power Generation	12	11
Natural Gas Transportation and Services	27	39
Natural Gas Distribution	11	13
Retail Fuel	1	11
Headquarters/Other/Eliminations	(2)	—

Total equity income from unconsolidated affiliates	$117	$76

     Equity income from unconsolidated affiliates increased by $41 million to $117 million for the year ended December 31, 2008 compared to $76 million for the year ended December 31, 2007. The increase was primarily due to the increased equity income of $66 million in power distribution segment as a result of the investments in Chilquinta and Luz del Sur acquired in the fourth quarter of 2007, partially offset by the decreased equity income of $12 million in natural gas transportation and services segment primarily caused by the nationalization of Transredes and the decreased equity income of $10 million in retail fuel segment primarily caused by the consolidation of SIE which was an equity investment in 2007.

20

Operating Income
     As a result of the factors discussed above, AEI’s operating income for the year ended December 31, 2008 increased by $236 million to $813 million compared to $577 million for the year ended December 31, 2007. The following table reflects the contribution of each segment to operating income in both periods:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$427	$373
Power Generation	15	77
Natural Gas Transportation and Services	128	128
Natural Gas Distribution	104	85
Retail Fuel	218	49
Headquarters/Other/Eliminations	(79)	(135)

Total operating income	$813	$577

Interest Income
     Interest income decreased by $22 million to $88 million for the year ended December 31, 2008 compared to $110 million for the year ended December 31, 2007. Of the interest income earned during 2008 and 2007, 51% and 53%, respectively was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The decrease at Elektro, as well as the overall decrease, was primarily due to a lower level of cash invested.
Interest Expense
     Interest expense increased by $72 million to $378 million for the year ended December 31, 2008 compared to $306 million for the year ended December 31, 2007. The increase was primarily due to the additional interest expense at the operating companies as a result of acquisitions made during the year of 2007 and 2008 ($34 million), the consolidation of SIE ($46 million), partially offset by the decreased interest expense at the parent level. Interest expense at the parent level decreased by $8 million to $135 million due primarily to lower interest rates, partially offset by higher borrowings to finance acquisitions.
Foreign Currency Transaction Gain (Loss), Net
     Total foreign currency transaction losses were $56 million for the year ended December 31, 2008 compared to foreign currency transaction gains of $19 million for the year ended December 31, 2007. During 2008, foreign currency transaction losses of $31 million were primarily associated with the effects of the devaluation of the Colombian peso relative to the U.S. dollar on a $250 million U.S. dollar denominated debt instrument held by one of Promigas’ subsidiaries; foreign currency transaction losses of $17 million at EPE were primarily due to the devaluation of a portion of the lease investments as a result of the devaluation of the Brazilian real relative to the U.S. dollar; and foreign currency transaction losses of $8 million at Trakya were primarily due to the devaluation of Turkish lira denominated assets as a result of the devaluation of Turkish lira relative to the U.S. dollar for the year ended December 31, 2008. During 2007, foreign currency transaction gains of $21 million at EPE were primarily associated with lease investment receivable and customer receivable balances denominated in Brazilian real .
Loss on Early Retirement of Debt
     Loss on early retirement of debt was $33 million for the year ended December 31, 2007 as a result of the refinancing of the senior credit facility, including additional revolving credit facilities, and the redemption of payment in kind, or PIK Notes, at the parent level.

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Other Income (Expense), net
     Other income of $9 million were recognized for the year ended December 31, 2008 compared to other expenses of $22 million for the year ended December 31, 2007. During 2008, other income of $9 million included dividend income of $3 million from TBG. The $22 million of other expense recognized in 2007 included a loss of $14 million associated with foreign currency derivative transactions at Parent level.
Provision for Income Taxes
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The provision for income taxes for the year ended December 31, 2008 and 2007 was $194 million and $193 million, respectively. The estimated effective income tax rate for the year ended December 31, 2008 and 2007 was 41% and 56%, respectively, which was higher than the statutory rate primarily due to losses generated by the Company in its Cayman Island and other holding companies jurisdictions for which no tax benefit has been provided. For the year ended December 31, 2008, the impact on the effective tax rate of the write-down related to EPE and SES, which are not benefited for tax purposes, was offset by the non-taxable nature of the SIE and Transredes gains.
Noncontrolling Interests
     Net income — noncontrolling interests increased by $59 million to $124 million for the year ended December 31, 2008 compared to $65 million for the year ended December 31, 2007. The increase was primarily due to higher income before taxes and the impact of the noncontrolling interests share ($55 million) of the Promigas gain on its sale of 46% of Gazel to noncontrolling shareholders of SIE. Net income — noncontrolling interests in 2008 does not include $13 million of losses at Luoyang otherwise attributable to the noncontrolling shareholders that are required to be recognized by AEI. Recognition of the losses by the noncontrolling shareholders would have resulted in negative equity attributable to noncontrolling interests.
Net Income Attributable to AEI
     As a result of the factors discussed above, net income attributable to AEI for the year ended December 31, 2008 was $158 million compared to net income attributable to AEI of $131 million for the year ended December 31, 2007.
Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006
     The following discussion compares AEI’s results of continuing operations for the year ended December 31, 2007 to the year ended December 31, 2006.

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Revenues
     The table below presents revenues of our consolidated subsidiaries by significant geographical location for the years ended December 31, 2007 and 2006. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located. Intercompany revenues between countries have been eliminated in Other.

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Colombia	$563	$—
Brazil	1,406	390
Panama	389	371
Turkey	337	116
Guatemala	168	48
Dominican Republic	139	145
Argentina	52	—
China	8	—
Other	154	(124)

Total	$3,216	$946

     The following table reflects revenues by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$1,746	$685
Power Generation	874	278
Natural Gas Transportation and Services	199	24
Natural Gas Distribution	352	—
Retail Fuel	160	—
Headquarters/Other/Eliminations	(115)	(41)

Total revenues	$3,216	$946

     Revenues for the year ended December 31, 2007 increased $2,270 million to $3,216 million in 2007 from $946 million in 2006, primarily as a result of the consolidation of PEI for the full year during 2007.
Power Distribution
     Revenues from the Power Distribution segment increased $1,061 million to $1,746 million for the year ended December 31, 2007 from $685 million for the 2006 period. Of the increase, $735 million is due to the fact that Elektro, our largest power distribution business, was consolidated for the entirety of 2007, versus only four months in 2006. On a stand-alone basis, revenues at Elektro increased by $159 million in 2007 of which $128 million was due to the appreciation of the Brazilian real relative to the U.S. dollar. The remaining increase was the result of higher tariffs during the first eight months of 2007 as compared to the first eight months of 2006 as well as higher sales volumes at Elektro, partially offset by the impact of a 17.2% tariff reduction that occurred in August 2007. The tariff reduction caused an estimated decline of approximately $52 million in revenues over the remainder of the year, as compared to estimated revenues assuming a constant tariff rate throughout 2007. AEI’s consolidated Power Distribution revenues were further increased by

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$97 million and $52 million as a result of the inclusion of the results of Delsur and EDEN, respectively, which acquisitions were completed during May and June 2007.
Power Generation
     Revenues from the Power Generation segment increased $596 million to $874 million for the year ended December 31, 2007 from $278 million for the 2006 period. Power Generation revenues increased by $640 million as a result of the full year consolidation of PEI in 2007, which was offset by a decline of $77 million caused by the sale of BLM in March 2007. Our Power Generation subsidiaries with the largest stand-alone changes in revenue were PQP and EPE. In 2007, stand-alone revenues at PQP increased by $23 million as compared to 2006. This increase was primarily the result of a 14% volume increase in merchant sales ($8 million) and a 12% increase in PQP’s average merchant price ($8 million). Revenues at EPE, on a stand-alone basis, declined by $19 million in 2007. The decrease was a result of gas curtailments that the plant experienced during the second half of 2007. Our availability within the segment was comparable in 2007 and 2006.
Natural Gas Transportation and Services
     Revenues from the Natural Gas Transportation and Services segment increased $175 million to $199 million for the year ended December 31, 2007 from $24 million in the prior year. In 2007, the results of Promigas and certain of its subsidiaries were consolidated, which resulted in an increase of $124 million in revenues in comparison to 2006. Promigas’ revenues on a stand-alone basis in this segment increased $14 million during 2007 compared to 2006. In addition to the impact of the consolidation of Promigas, 2007 revenues increased by $53 million in comparison to 2006 as a result of the full-year consolidation of PEI.
Natural Gas Distribution
     The businesses in the Natural Gas Distribution segment were not consolidated during 2006. The $352 million in revenues in this segment during the year ended December 31, 2007 correspond primarily to subsidiaries of Promigas, including Gases de Occidente and Surtigas. On a stand-alone basis, revenues from Gases de Occidente increased $45 million in 2007 compared to 2006. This increase was due to the pass-through of a 10% increase in both natural gas prices and volumes purchased, as well as an increase in tariffs charged to non-regulated customers of 11% and on tariffs for natural gas for vehicles of 28%. Stand-alone revenues from Surtigas increased $36 million in 2007 compared to 2006. The increase resulted from a 20% volume increase in gas marketed to local distribution companies. Additional Natural Gas Distribution revenues of $37 million and $8 million were generated by Cálidda and Tongda, which were acquired during June and August 2007, respectively.
Retail Fuel
     The businesses in the Retail Fuel segment were not consolidated during 2006. The Retail Fuel segment revenues for the year ended December 31, 2007, amounting to $160 million, include revenue generated by Promigas’ subsidiary Gazel. Gazel’s revenues on a stand-alone basis increased in 2007, primarily due to a 16% increase in average sales prices, as well as sales volume growth of 10% from new service stations and an appreciation of the Colombian peso relative to the U.S. dollar of 12% during 2007.

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Cost of Sales
     The following table reflects cost of sales by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$963	$410
Power Generation	610	193
Natural Gas Transportation and Services	36	4
Natural Gas Distribution	224	—
Retail Fuel	90	—
Headquarters/Other/Eliminations	(127)	(41)

Total cost of sales	$1,796	$566

     Cost of sales increased by $1,230 million to $1,796 million for the year ended December 31, 2007 compared to $566 million for the year ended December 31, 2006.
Power Distribution
     Cost of sales for the Power Distribution segment increased $553 million to $963 million for the year ended December 31, 2007 from $410 million for the year ended December 31, 2006. During the 2007 period, our cost of sales, which primarily represents Elektro’s purchases of energy and capacity from generation companies, increased by $358 million as a result of the impact of full-year consolidation in 2007. Elektro’s stand-alone cost of sales increased $86 million, primarily due to a 20.8% increase in the average price of purchased electricity as a result of the appreciation of the Brazilian real , as well as overall increases in energy prices. Power Distribution cost of sales also increased in 2007 by $63 million and $27 million as a result of the acquisitions of Delsur and EDEN, respectively.
Power Generation
     For the year ended December 31, 2007, cost of sales for the Power Generation segment increased $417 million to $610 million from $193 million in the prior year. Cost of sales for the Power Generation businesses primarily consists of fuel purchases and transmission charges. Power Generation cost of sales increased by $432 million related to the full-year consolidation of PEI during 2007, which was partially offset by a decline of $61 million resulting from the sale of BLM in March 2007. Our Power Generation subsidiaries with the largest stand-alone changes in cost of sales were PQP and San Felipe. Stand-alone cost of sales at PQP increased $15 million in 2007. This increase was primarily a result of a 42% increase in fuel volumes used to service the plant’s increased generation ($16 million), as well as a 12% increase in average fuel prices ($6 million). Cost of sales at San Felipe decreased by $13 million in 2007 as compared to 2006 on a stand-alone basis. This was due to decreased fuel consumption during 2007 due to outages associated with non-routine repairs experienced during the year, partially offset by higher average cost of fuel.
Natural Gas Transportation and Services
     For the year ended December 31, 2007, the Natural Gas Transportation and Services segment incurred cost of sales of $36 million, as compared to $4 million in the 2006 period. In 2006, cost of sales was attributable entirely to TBS. The $36 million in 2007 cost of sales for the Natural Gas Transportation and Services segment is primarily related to TBS, whose contribution to consolidated cost of sales increased by $12 million as a result of the full-year consolidation in 2007 and whose stand-alone cost of sales increased by a further $11 million in 2007 as compared to 2006. The Promigas pipeline, whose results were recorded as equity income in 2006, contributed $9 million to cost of sales in 2007.

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Natural Gas Distribution
     The businesses in the Natural Gas Distribution segment were not consolidated during 2006. The $224 million in cost of sales for this segment during the year ended December 31, 2007 correspond primarily to subsidiaries of Promigas, including Surtigas and Gases de Occidente. On a stand-alone basis, cost of sales at Surtigas increased $10 million in 2007 as compared to 2006. This was due to a 20% volume increase in gas marketed to LDC’s. Additional expenses of $23 million and $7 million were contributed by Cálidda and Tongda, respectively, which were acquired during 2007.
Retail Fuel
     The businesses in the Retail Fuel segment were not consolidated during 2006. The Retail Fuel segment cost of sales for the year ended December 31, 2007 represent natural gas purchases made by the Promigas subsidiary Gazel, which increased by $20 million on a stand-alone basis as a result of increased gas purchases to meet higher sales volumes, as well as a 10% increase in average gas prices.
Operating Expenses
Operations, Maintenance and General and Administrative Expenses
     The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$241	$91
Power Generation	118	37
Natural Gas Transportation and Services	57	6
Natural Gas Distribution	49	—
Retail Fuel	33	—
Headquarters/Other/Eliminations	132	59

Total operations, maintenance and general and administrative expenses	$630	$193

     Operations, maintenance and general and administrative expenses increased $437 million to $630 million from $193 million in 2006. The increase is primarily the result of the consolidation of PEI for the full year in 2007 and the consolidation of Promigas in 2007.
     For 2007, operations, maintenance and general and administrative expenses in the Power Distribution segment increased $150 million to $241 million from $91 million in 2006. Of this increase $109 million was due to Elektro’s results being consolidated for the entirety of 2007. Elektro’s operations, maintenance and general and administrative expenses include principally repair and maintenance, labor, administrative and other expenses and provisions for doubtful accounts and were comparable from 2007 to 2006. Additional operations, maintenance and general and administrative expenses totaling $16 million and $15 million were contributed in 2007 by Delsur and EDEN, respectively, which were acquired during 2007.
     For the year ended December 31, 2007, total operations, maintenance and general and administrative expenses of the Power Generation segment increased $81 million to $118 million from $37 million in the prior year. Of this increase, $51 million was related to the full-year consolidation of PEI during 2007. Our Power Generation subsidiaries with the largest stand-alone total operations, maintenance and general administrative expenses were Trakya and EPE. On a stand-alone basis, operations, maintenance and general and administrative expenses increased $17 million at Trakya due to certain year-end purchases of replacement equipment and parts made in 2007 in preparation for a major maintenance cycle scheduled for 2008, while they increased $14 million at EPE due to maintenance performed during the first quarter of 2007.

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     During 2007, the Natural Gas Transportation and Services segment recorded $57 million in operations, maintenance and general and administrative expenses, as compared to $6 million in 2006. Of the $51 million increase, $44 million is related to the consolidation of Promigas and certain of its subsidiaries, which were recorded as equity-method investments during 2006. On a stand-alone basis, operations, maintenance and general and administrative expenses at Promigas were comparable in 2007 and 2006.
     We did not consolidate any of the businesses in the Natural Gas Distribution segment during 2006. The $49 million in operations, maintenance and general and administrative expenses incurred in this segment during 2007 correspond primarily to subsidiaries of Promigas, including Gases de Occidente and Surtigas. On a stand-alone basis, operations, maintenance and general and administrative expenses at Gases de Occidente increased $16 million in 2007 as compared to 2006. This increase was due to increased collection commissions associated with changes in its sale policies, as well as increased marketing costs. Stand-alone operations, maintenance and general and administrative expenses at Surtigas increased $10 million due to the addition of a non-banking finance business and related personnel, as well as increased marketing expenses. Additional expenses were contributed by Cálidda and Tongda, which were acquired during 2007.
     We did not consolidate any of the businesses in the Retail Fuel segment during 2006. The Retail Fuel segment operations, maintenance and general and administrative expenses for the year ended December 31, 2007, amounting to $33 million, include expenses incurred by the Promigas subsidiary Gazel.
     Headquarters’ operations, maintenance and general and administrative expenses, which totaled $132 million in 2007, increased by $73 million during the year from $59 million in 2006. The full-year consolidation of PEI during 2007 contributed $42 million to the increase. In addition, in 2007 we recognized approximately $12 million in previously-capitalized development costs related to the cancelled acquisition of Shell’s interest in certain joint venture businesses in Bolivia, along with approximately $13 million in costs associated with a proposed securities offering that did not occur during the year.
Depreciation and Amortization
     The following table reflects depreciation and amortization expense by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$139	$47
Power Generation	42	9
Natural Gas Transportation and Services	20	2
Natural Gas Distribution	8	—
Retail Fuel	3	1
Headquarters/Other	5	—

Total depreciation and amortization expenses	$217	$59

     Total depreciation and amortization expenses increased $158 million for the year ended December 31, 2007 as compared to the 2006 period. This increase is primarily related to the full-year consolidation of PEI ($77 million) and Promigas ($26 million) results during 2007, as well as new acquisitions completed during the year.
Taxes other than Income
     Total taxes other than income amounted to $43 million for 2007, compared to $7 million in taxes other than income for 2006. The increase is primarily due to the fact that PEI was consolidated for the whole year of 2007, compared to only four months of 2006.

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Other Charges
     During 2007, AEI recorded an allowance charge of $50 million against its lease investment receivable balance associated with the EPE power purchase agreement. On October 1, 2007, we received a notice from EPE’s sole customer, Furnas, purporting to terminate its agreement with EPE as a result of the current lack of gas supply from Bolivia. EPE contested Furnas’ position and is vigorously opposing Furnas’ efforts to terminate the agreement. The discussions are currently in arbitration. EPE determined that it was probable that it will be unable to collect all minimum lease payment amounts due according to the contractual terms of the lease. Accordingly, the allowance was recorded against the total minimum lease receivable.
(Gain) Loss on Disposition of Assets
     During the year ended December 31, 2007, AEI recorded net gains on disposition of assets totaling $21 million. Of this amount, $21 million is attributable to the sale of our 51.00% interest in BLM to Suez Energy Luxembourg in March 2007, and $10 million is associated with the sale of a 0.75% interest in Promigas in December 2007. These gains were partially offset by $10 million of losses recognized by Elektro during 2007, which were recorded in connection with the repair or disposal of damaged equipment as required by the regulator. On a stand-alone basis, the Elektro losses in 2007 are comparable to those incurred in 2006.
Equity Income from Unconsolidated Affiliates
     The following table reflects equity income from unconsolidated affiliates by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$2	$26
Power Generation	11	21
Natural Gas Transportation and Services	39	10
Natural Gas Distribution	13	—
Retail Fuel	11	4
Headquarters/Other/Eliminations	—	(24)

Total equity income from unconsolidated affiliates	$76	$37

     Equity income from unconsolidated affiliates increased $39 million during the year ended December 31, 2007 to $76 million from $37 million in the prior year. Equity income from unconsolidated affiliates in 2006 included the results of PEI from May 25 to September 6, 2006. Subsequent to that date, the results of PEI were consolidated. During 2007, equity income reported for the power distribution and power generation segments declined by $24 million and $10 million, respectively. The decline was due to the consolidation of most of the PEI businesses for all of 2007 (as compared to four months in 2006), therefore not contributing to equity income in 2007. In natural gas transportation and services, natural gas distribution and retail fuel segments, equity income increased due to the purchase of additional ownership percentage (42.98%) of Promigas in December 2006.

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Operating Income
     As a result of the factors discussed above, AEI’s operating income for the year ended December 31, 2007 increased by $426 million to $577 million, from $151 million in the 2006 period. The following table reflects the contribution of each segment to operating income in both periods:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$373	$151
Power Generation	77	60
Natural Gas Transportation and Services	128	21
Natural Gas Distribution	85	—
Retail Fuel	49	3
Headquarters/Other/Eliminations	(135)	(84)

Total operating income	$577	$151

Interest Income
     Interest income for the year ended December 31, 2007 increased by $39 million, to $110 million from $71 million in 2006. Of the interest income earned during 2007, 53% was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The increase is primarily due to the fact that Elektro was consolidated for all of 2007 compared to only four months in 2006. On a stand-alone basis, Elektro’s interest income decreased in 2007 due to lower monetary indexation income, which is a form of interest earned on its net balance of regulatory assets and liabilities, which amortize over time. Interest income earned by the Headquarters/Other segment decreased $26 million during 2007 as 2006 includes $26 million of interest income earned by AEIL on a loan to PEI, which was recorded during the period for which PEI was treated as an equity method investment.
Interest Expense
     Interest expense increased by $168 million in 2007 to $306 million from $138 million in 2006. Most of the increase is due to the full-year consolidation of PEI in 2007 versus four months in 2006. In addition, interest expense at the parent level increased from $97 million in 2006 to $143 million in 2007. The 2006 expenses were primarily incurred by AEIL as part of the PEI acquisition financing, whereas the 2007 expenses were primarily associated with servicing the $1 billion senior credit facility and $300 million 10% Subordinated PIK Notes due May 25, 2018.
Foreign Currency Transaction Gain (Loss), Net
     Total foreign currency transaction gains amounted to $19 million for the year ended December 31, 2007. Of this amount, $21 million is related to foreign currency transaction gains relating to EPE, primarily associated with a lease investment receivable balance and customer receivable balances that were denominated in Brazilian real . Total foreign currency transaction losses in 2006 amounted to $5 million.
Loss on Early Retirement of Debt
     Loss on early retirement of debt was $33 million for the year ended December 31, 2007 as a result of the refinancing of the senior credit facility, including additional revolving credit facilities, and the redemption of payment in kind, or PIK Notes, at the parent level.

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Other Income (Expense), Net
     Other expenses of $22 million were recognized in 2007 included a loss of $14 million associated with hedging of r eal for Elektro’s dividends. Other income was $7 million in 2006 and included gains from various insurance settlements, partially offset by a litigation reserve at San Felipe.
Provision for Income Taxes
     AEI is a Cayman Islands company, and there is no corporate income tax in the Cayman Islands. Provisions for taxes have been made based on the tax laws and rates of the countries in which operations are conducted and income is earned. The 2007 effective tax rate on continuing operations was 56.0% in comparison to 97.6% in 2006. The 2006 effective tax rate takes into account losses of $88 million which do not generate a tax benefit due to the 0% statutory tax rate in the Cayman Islands, and an increase in valuation allowances of $29 million which resulted for the most part from changes in tax laws.
Noncontrolling Interests
     Net income — noncontrolling interests increased by $45 million to $65 million for the year ended December 31, 2007 compared to $20 million for the prior year primarily due to the full-year consolidation of PEI and Promigas during 2007, each of which contains certain subsidiary businesses with noncontrolling shareholders for whom net income-noncontrolling interests is now recorded in the AEI consolidated financial statements.
Discontinued Operations
     On November 15, 2007, the interest in Vengas was divested, and as such, AEI reported the operating results of Vengas as discontinued operations for 2006 and 2007.
Net Income Attributable to AEI
     As a result of the factors discussed above, we recorded a net income attributable to AEI of $131 million in 2007, compared to a net loss attributable to AEI of $11 million in 2006.
B. Liquidity and Capital Resources
Overview
     We are a holding company that conducts all of our operations through subsidiaries. We finance our activities through a combination of senior debt, subordinated debt and equity at the AEI level and non-recourse and recourse debt at the subsidiary level. We have used non-recourse debt at the subsidiary level to fund a significant portion of the capital expenditures and investments required to construct and acquire our electricity, fuels and natural gas distribution and transportation companies and power plants. Most of our financing at the subsidiary level is non-recourse to our other subsidiaries, our affiliates and us, as parent company, and is generally secured on a case-by-case basis by a combination of the capital stock, physical assets, contracts and cash flow of the related subsidiary or affiliate. The terms of the subsidiaries’ long-term debt include certain financial and non-financial covenants that are limited to the subsidiaries that incurred that debt. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless covenants and financial ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. We have also raised local currency denominated debt, to match the cash flow of each business.
     In addition, we, as the parent company, provide a portion, or in some instances all, of the remaining long-term financing or credit to fund development, construction or acquisition. These investments generally take the form of equity investments or shareholder loans, which are subordinated to non-recourse loans at the project level. In addition, for greenfield construction projects, we may provide funding, credit, obtain financing at the subsidiary level or enter into agreements with additional equity investors in the projects.

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     At December 31, 2008, we had $1,783 million of recourse debt and $2,179 million of non-recourse debt outstanding. For more information on our long-term debt, see Note 15 to the consolidated financial statements.
     We intend to continue to seek, where possible, non-recourse debt financing in connection with the assets or businesses that we or our subsidiaries and affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual businesses, non-recourse debt may not be available on economically attractive terms. If we decide not to provide any additional funding or credit support to a subsidiary and that subsidiary is unable to obtain additional non-recourse debt, such subsidiary may become insolvent and we may lose our investment in such subsidiary.
     As a result of our below-investment grade rating, counterparties may be unwilling to accept our general unsecured commitments to provide credit support. Accordingly, for both new and existing commitments, we may be required to provide a form of assurance, such as a letter of credit, to backstop or replace our credit support. We may not be able to provide adequate assurances to such counterparties. In addition, to the extent we are required and able to provide letters of credit or other collateral to such counterparties, this will reduce the amount of credit available to us to meet our other liquidity needs. As of December 31, 2008, AEI and certain of its subsidiaries had entered into letters of credit, bank guarantees and performance bonds with balances of $323 million issued and $15 million in unused letter of credit availability, of which $39 million of the total facility balances were fully cash collateralized. Additionally, as of December 31, 2008, lines of credit of $1,275 million were outstanding, with an additional $319 million available.
     As of December 31, 2008, we had approximately $736 million of total cash and cash equivalents on a consolidated basis, of which $284 million was at the parent company level, $417 million was at our consolidated operating businesses, and the remaining $35 million was at consolidated holding and service companies. See Note 7 to the consolidated financial statements.
     We expect our sources of liquidity at the parent level to include:
•	cash generated from our operations received in the form of dividends, capital returns, interest and principal payments on intercompany loans and shareholder loans from our businesses;

•	borrowing under our credit facilities, including a $500 million revolving credit facility, $495 million of which was drawn as of December 31, 2008;

•	future debt and subordinated debt offerings;

•	issuance of additional equity; and

•	fees from management contracts.
     We believe that the cash generated from these sources will be sufficient to meet our requirements for short-term working capital and long-term capital expenditures. Our ability to invest in new projects or make acquisitions may be constrained in the event external financing is not available. Cash requirements at the parent company level are primarily to fund:
•	interest expense;

•	principal repayments of debt;

•	acquisitions;

•	investment in new projects; and

•	parent company overhead and development costs.
     The amount of cash generated by our businesses may be affected by, among other things, changes in tariff rates. The tariffs of our regulated businesses, particularly those in the Power Distribution and Natural Gas Distribution segments, are periodically reviewed by regulators. These tariffs are reset at the review dates generally based on certain forward-looking parameters such as energy sales and purchases, capital expenditures, operations and maintenance expenses and selling, general and administrative expenses. Returns in the period following a tariff reset may exceed those defined in the applicable regulations depending on the

31

business’ performance following a tariff review, as well as factors out of the business’ control, such as electricity or natural gas consumption. As a result, the tariff reviews may result in tariff reductions to reset the business’ returns back to the regulated return levels. Following its tariff reset in August 2003, Elektro had increased margins primarily due to faster growth in electricity consumption in its concession area in the years following that review. During its August 2007 review, Elektro’s average tariff across all customer segments was reduced by 17.2%. This reduction reflects the high returns that Elektro had been able to achieve during the last four years since the 2003 tariff review. A decrease is also expected in Elektro’s results in the future, as well as in the dividends to be paid to AEI related to those years, as a result of the tariff review.
     Further, the amount of cash generated by our businesses may be affected by changes in working capital availability. For example, if the primary fuel supply of our power generation businesses were impeded or curtailed, their ability to operate using alternate fuel (gasoil) may be limited by their current inventory of gasoil and/or by working capital constraints.
Capital Expenditures
     Capital expenditures were $372 million, $249 million and $76 million in 2008, 2007 and 2006, respectively, of which $145 million, $137 million and $52 million, in 2008, 2007 and 2006, respectively, correspond to capital expenditures at Elektro. Capital expenditures for 2008 and 2007 also include $113 million and $50 million, respectively, associated with Promigas and its consolidated subsidiaries. For 2009, capital spending is expected to total $534 million, of which $153 million and $137 million correspond to capital expenditures at Promigas (including its consolidated subsidiaries) and Elektro, respectively. Planned capital expenditures for 2009 include capital spending on expansions of the asset base in the Power Distribution, Natural Gas Distribution particularly at Cálidda, Natural Gas Transportation and Services and Retail Fuel segments, new project construction expenditures in the Power Generation segment and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.
Our Cash Flows for the Years ended December 31, 2008 and December 31, 2007
Cash Flows from Operating Activities
     Cash provided by operating activities decreased by $178 million to $508 million for the year ended December 31, 2008 from $686 million for the same period in 2007. The decrease in cash flows from operating activities is the combined result of an increased cash outflow of $170 million in operating assets and liabilities and a decrease of $8 million in net income after removing non-cash items, including equity income from unconsolidated affiliates that was not distributed, other charges and the gain on the SIE transaction. See Note 3 to the consolidated financial statements. The increased cash outflow of $170 million in operating assets and liabilities was primarily due to the decrease in revenue receipts at Elektro as a result of average tariff decrease in 2008, the increase in accounts receivable at ENS associated with the accrued compensation of stranded cost and gas-related cost from the Polish government and the decrease in accounts payable at Elektra due to lower energy costs during the fourth quarter of 2008 compared to the same period in 2007, partially offset by increase in accrued liabilities. Additionally, Elektro’s regulatory assets increased as a result of higher energy cost and its regulatory liabilities decreased as result of the reversal of regulatory liabilities associated with the modification of a regulation for lower income customers by ANEEL in July 2008, which have been accrued since 2007.
Cash Flows from Investing Activities
     Cash used in investing activities decreased by $737 million to $414 million for the year ended December 31, 2008 from $1,151 million for the same period in 2007. Capital expenditures increased by $123 million in the year ended December 31, 2008 due to expansion in the asset base and new project construction during 2008. Cash paid for acquisitions was $253 million in 2008 for the interests in BMG, Luoyang, Fenix, Tipitapa, DCL, Emgasud and Promigas’ additional interests in certain subsidiaries. This is

32

compared to $1,111 million in the same period of 2007 for the acquisitions of Cálidda, EDEN, Delsur, Tongda, Corinto, BMG, JPPC, Chilquinta and POC and the additional interests in San Felipe and PQP. Additionally, in 2008, cash and cash equivalents of $60 million were acquired compared to $21 million in the same period of 2007. Restricted cash decreased by $78 million for the year ended December 31, 2008 compared to a $61 million decrease for the same period of 2007 due primarily to the release of restricted cash at Trakya upon the repayment of its long term debt in the third quarter of 2008. Activities in 2008 and 2007 also included proceeds of $38 million from the sale of interests in debt securities of Gas Argentino S.A. and proceeds of $48 million from the sale of BLM, respectively.
Cash Flows from Financing Activities
     Cash provided by financing activities for the year ended December 31, 2008 was $173 million compared to $88 million for the year ended December 31, 2007. In May 2008, the Company sold 12.5 million of its ordinary shares to GIC and received $200 million in proceeds. Additionally, during 2008, Elektro did not execute call options and tender offers on its debentures as it had in 2007; Elektra issued corporate bonds; Delsur refinanced its $100 million bridge loan; and Promigas refinanced various credit facilities for the financing of capital expenditures. In addition, the Company used a portion of the stock issuance proceeds previously mentioned to repay a portion of its revolving credit facility and to make dividend payments to noncontrolling interest holders of the operating companies, and Trakya paid off all of its long term debt.
Our Cash Flows for the Years ended December 31, 2007 and December 31, 2006
Cash Flows from Operating Activities
     Cash provided by operating activities increased by $531 million to $686 million in 2007 from $155 million in 2006. The increase in cash flow from operations is primarily due to cash flow from operations of consolidated subsidiaries acquired in 2006 and 2007. Of the $531 million increase, $486 million was related to increased net income after adding back non-cash items including the $50 million charge for the lease receivable balance associated with the EPE power purchase agreement and increased depreciation and amortization as described above and a $92 million increase in deferred revenue resulting from billing to customers in advance of recognition of revenue associated primarily with Trakya and Gases de Occidente.
Cash Flows from Investing Activities
     Cash used in investing activities declined from $1,729 million in 2006 to $1,151 million in 2007. Activity in 2006 was primarily related to the acquisitions of PEI and Promigas, net of cash acquired. The 2007 activity was primarily related to the acquisitions of new businesses and of interests in existing businesses, as discussed above. In addition, 2007 cash used in investing activities included $249 million of capital expenditures, which increased from $76 million in 2006 primarily due to the full-year consolidation of PEI during 2007. Activity in 2007 also includes proceeds of $162 million from sales of investments, including the sale of our interests in Vengas and BLM and a portion of our interests in Promigas, which increased from $24 million in 2006.
Cash Flows from Financing Activities
     Cash provided by financing activities was $88 million in 2007, as compared to $2,395 million in 2006. During 2006, we entered into a $1 billion senior credit facility and received $527 million from the issuance of PIK notes. These proceeds, along with $920 million proceeds from the issuance of common shares as part of the initial capitalization of the Company, were used for the acquisition of PEI. In 2007, the senior credit facility and PIK notes were refinanced. In addition, we borrowed $100 million to fund a portion of the acquisition of an 86.4% interest in Delsur. Also during 2007, PQP refinanced its debt and Elektro repaid $170 million of debentures.

33

Parent Company Long-Term Debt
Credit Agreement
     We are the borrower under a $1.5 billion senior secured loan facility with various financial institutions as lenders, Credit Suisse as Administrative Agent and JPMorgan Chase Bank as Collateral Agent. The credit facility consists of a $1 billion term loan facility that matures on March 30, 2014 and a $395 million revolving credit facility and a $105 million synthetic revolving credit facility that both mature on March 30, 2012. At our election, the term loan incurs interest at LIBOR plus 3% or the rate most recently established by the Administrative Agent as its base rate for dollars loaned in the United States plus 1.5%. The revolving credit facility when drawn incurs interest at LIBOR plus 3% or the rate most recently established by the Administrative Agent as its base rate for dollars loaned in the United States plus 1.75%; the undrawn portion of the revolving credit facility incurs a commitment fee of 0.50% per annum. The synthetic revolving credit facility when drawn incurs interest at LIBOR plus 3% or the rate most recently established by the Administrative Agent as its base rate for dollars loaned in the United States plus 1.75%; the undrawn portion of the synthetic revolving credit facility incurs a commitment fee of 3% per annum. The funding of the term loan and access to the revolving credit facility and the synthetic revolving credit facility took place on March 30, 2007, with an amendment for implementation of Letter of Credit sub-facilities entered into on June 6, 2008. The Collateral Agent is the beneficiary, on behalf of the lenders, of certain pledges over capital securities held by us in certain of our direct subsidiaries. The purpose of this credit facility was to refinance the previously existing senior and bridge loans on better terms and pricing and also to provide for a revolving credit facility that will provide us with additional liquidity. As of December 31, 2008, $390 million was drawn under the revolving credit facility and $105 million was drawn under the synthetic revolving credit facility.
Note Purchase Agreement (PIK Notes)
     We are the issuer of notes under a note purchase agreement dated May 24, 2007, as amended, which were listed on the Luxembourg Stock Exchange on May 19, 2008. The proceeds were used by us to repay $279 million of the outstanding PIK Notes, including capitalized interest, that were issued on September 6, 2006. As of December 31, 2008, the aggregate principal and interest amount of the notes was $352 million. Since that time, as discussed below, $118 million was converted to equity in March, 2009. The notes mature on May 25, 2018.
     The interest rate applicable to the PIK Notes is 10.0%. Interest is payable semi-annually in arrears (on May 25 and November 25 each year) and is automatically added to the then outstanding principal amount of each note on each interest payment date.
     Events of default under the note purchase agreement, the occurrence of any one of which entitles any note holder to declare its note immediately due and payable, include: (a) a failure to timely repay note principal, interest, and any applicable redemption premium, (b) a failure to perform any other obligation under the note purchase agreement and related documents if not cured within 10 business days, (c) a failure to make payments or perform other obligations with respect to other of our indebtedness having a principal amount in excess of $50 million or the acceleration of any such indebtedness and (d) certain bankruptcy events.
     The PIK Notes are expressly subordinated to our senior loans and up to $500 million of additional senior loans. The note holders agree not to accelerate the payment of the note obligations or exercise other remedies available to them with respect to the notes until satisfaction of all obligations under our existing senior loan facilities.
     We may, upon notice to the note holders, redeem the notes prior to maturity by paying the then outstanding principal amount of the note, plus a redemption premium, together with any accrued but unpaid and uncapitalized interest. The redemption price is as follows: May 24, 2009 — 104%, May 24, 2010 — 106%, May 24, 2011 and thereafter — 108%.
     On March 11, 2009 we amended the PIK Note Purchase Agreement in order to issue an option to all of our PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes

34

exchanged. Additionally, the amendment allows us to purchase the PIK notes in the open market, subject to certain conditions. In March 2009, various Ashmore Funds exercised their option to convert their PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock.
Subsidiaries’ Long-Term Debt Schedule
     The following table summarizes our consolidated subsidiaries’ credit facilities as of December 31, 2008:

		Balance as of
	Currency of	December 31,	Maturity		Summary of Distribution
Business	Borrowing	2008	Profile	Collateral	Restrictions
		Millions of
		dollars (U.S.)
Cálidda	U.S.$	87	2009-2015	Security includes the gas distribution concession, income trust and SBLC of $47 million	No restrictions, but must meet leverage and debt service coverage ratios, among others.
Cuiabá — EPE (1)	U.S.$	43	2015-2016	Shareholder loan with Shell (no security)	N/A
Cuiabá — GOB (1)	U.S.$	31	2015-2016	Shareholder loan with Shell (no security)	N/A
Cuiabá — GOM (1)	U.S.$	23	2015-2016	Shareholder loan with Shell (no security)	N/A
Delsur	U.S.$	73	2015	Security includes subsidiary guarantees and pledges of shares	No default/must meet distribution ratios/local laws
DCL (2)	Pakistani rupees	77	2009-2019	Charges over Fixed and Current Assets	Restriction on dividend distribution:
— 1 year period from the Commercial Operate Date
					— subject to satisfaction of the Debt Service Coverage Ratio (>=1.5) and the Leverage Ratio (Debt to Equity <=75:25, Current Ratio>=0.7 5:1) and Applicable Law
EDEN (3)	U.S.$	37	2013	Unsecured	No default/limited to% of excess cash
Elektra	U.S.$	144	2009-2021	Unsecured	None
Elektro	R$	370	2010-2020	Security includes pledge of account receivables cash flow and cash collateral	— Default under any Eletrobrás agreement and certain agreements with Banco Nacional de Desenvolvimento Econômico e Social , or BNDES — Dividends/Shareholder Interest less than 110% of the Net Profit
ENS	U.S.$	67	2009-2018	Security includes mortgage on assets, assignment of contracts, pledge of shares, DSRA, DSA, insurance assignments, etc.	No default/must meet distribution ratios/local laws
Luoyang	Chinese Renminbi	133	2009-2016	Security includes assignment of rights to collection of revenues	None
PQP	U.S.$	88	2015	Security includes mortgage on assets, assignment of contracts, pledge of shares etc.	No default/must meet distribution ratios/local laws

35

		Balance as of
	Currency of	December 31,	Maturity		Summary of Distribution
Business	Borrowing	2008	Profile	Collateral	Restrictions
		Millions of
		dollars (U.S.)
Promigas (4)	Colombian pesos	650	2009-2012	Unsecured	None
Promigas (5)	U.S.$	291	2012	Security includes certain subsidiaries of Promigas	Dividends Depending on the leverage ratio <=2.5 X 50% of the Net Income <2.5 X 100% of the Net Income
Others	U.S.$ and Chinese Renminbi	65	2009-2014

Total		$2,179

(1)	The Cuiabá entities have only shareholder loans. We recognize those loans with Shell as third party loans. We do not include in this table those shareholder loans with AEI or AEI subsidiaries.

(2)	On January 24, 2009, DCL received notice of default from one of its senior lenders. That same day two of DCL’s senior lenders filed claims against DCL and Sacoden in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. See Note 25 to the consolidated financial statements.

(3)	EDEN is in non-payment default, however it remains current in all of its payment obligations under the credit agreement and, to date, has not been notified by the lenders of the acceleration of its obligations under the credit agreement. See Note 15 to the consolidated financial statements.

(4)	Some of the credit facilities included in this entry may have shorter maturity profiles.

(5)	Some of the credit facilities included in this entry may have shorter maturity profiles, unsecured collateral and no distribution restrictions.
C. Research and Development, Patents and Licenses, Etc.
     Not applicable.
D. Trend Information
     Our business has historically been affected by and we expect our business to continue to be affected by the following key trends:
     Current market developments. Dramatic declines in asset values held by financial institutions over the past two years have resulted in significant write-downs. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and investors have ceased to provide funding to even the most credit-worthy borrowers or to other financial institutions. The resulting lack of available credit and lack of confidence in the financial markets could materially and adversely affect our financial condition and results of operations and our access to capital.
     Macroeconomic Developments in Emerging Markets. We generate nearly all of our revenue from the production and delivery of energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, in those markets. In recent years, emerging markets have generally experienced significant macroeconomic and fiscal improvements. We expect these macroeconomic improvements, which tend to be closely related to economic growth, to increase energy consumption by new industries and households as industrialization increases and standards of living improve.

36

     Foreign Currency Changes. The local currencies in many emerging markets in which we operate have depreciated against the U.S. dollar, resulting in lower earnings and cash flows (measured in U.S. dollars) from some of our subsidiaries, particularly Elektro, which is located in Brazil and is our largest business. Between January 2, 2008 and December 31, 2008, the Brazilian real depreciated by 31.6% against the U.S. dollar, according to the European Central Bank. Future fluctuations in exchange rates relative to the U.S. dollar may have a material effect on our earnings and cash flows.
     Energy Demand Growth in Our Markets. Increases in energy demand are a primary source of growth in our businesses. According to the U.S. Department of Energy’s International Energy Outlook 2008, published in June 2008, total energy demand in non OECD economies is expected to grow by 85% from 2005 through 2030 (3.4% average annual growth rate), or 187 quadrillion BTU. Power generation capacity in non OECD countries is expected to increase from 2,152 GW in 2010 to 2,611 GW in 2015, an average annual growth rate of 4.3%. The following table summarizes the electricity consumption growth rate in some of our principal markets:

	2006		2007		2008
		Electricity		Electricity		Electricity
		Consumption		Consumption		Consumption
	Real GDP	Growth	Real GDP	Growth	Real GDP	Growth
	Growth (1)	Rate (2)	Growth (1)	Rate (2)	Growth (1)	Rate (2)
Brazil	3.7%	3.9%	5.4%	5.8%	5.2%	3.8%
Colombia	6.8%	4.1%	7.7%	4.0%	4.0%	1.6%
Turkey	6.9%	9.7%	4.6%	9.5%	3.5%	5.5%
Argentina	8.5%	5.6%	8.7%	5.5%	6.5%	2.9%
Dominican Republic	10.7%	9.2%	8.5%	4.2%	4.7%	N/A
Guatemala	5.2%	6.4%	5.7%	6.0%	4.5%	1.6%
Panama	8.5%	2.8%	11.5%	6.7%	8.3%	2.1%

(1)	International Monetary Fund World Economic Outlook Database, October 2008 (2008 includes IMF Staff Estimates)

(2)	Global Insight; Coordinating Body of the National Interconnected Electric System of the Dominican Republic (Organismo Coordinador del Sistema Eléctrico Nacional Interconectado de la República Dominicana) ; Administrator of the Wholesale Market of Guatemala (Administrador del Mercado Mayorista de Guatemala) ; and National Dispatch Center of Panamá (Centro Nacional de Despacho de Panamá).
     Acquisitions and Future Greenfield Development. We have experienced growth through acquisitions. This growth has resulted in material year-over-year changes in our financial condition and changes from equity method accounting to consolidation for certain subsidiaries, which affect the yearly comparison of our financials. We intend to continue growing our business through organic growth and additional acquisitions as well as through greenfield development. As a result of these growth initiatives, our future financial results will continue to reflect substantive changes compared to historical results. Due to the significant costs incurred to develop greenfield energy projects and the fact that revenues are not generated until commercial operations begin, our financial ratios may also be adversely affected due to time mismatches between our investments and the incremental revenues and cash flows generated by them.
     Regulatory Developments in Emerging Markets. In many of our markets, the regulatory frameworks have been and continue to be restructured to create conditions that will foster investment and growth in energy supply to meet expected future energy requirements. The development and timing of this process varies across our markets. In some markets, such as Brazil and Colombia, major regulatory changes were implemented in the 1990s or early 2000s, and, in those countries, the regulatory framework is now relatively settled. In other markets, such as Turkey and China, the regulatory process is less evolved, with major changes continuing to take place, and it is as yet unclear what the ultimate regulatory structure will be. However, in most of these markets, the common trend has been to establish conditions that foster and rely on the participation of the private sector in providing the needed infrastructure to support the current growth pattern of energy consumption. We believe that this trend will continue in most of the markets that we serve.

37

     Tariff Reviews. The tariffs of our regulated businesses, particularly those in the Power Distribution and Natural Gas Distribution segments, are periodically reviewed by regulators. These tariffs are reset periodically and are generally based on forward looking parameters such as energy sales and purchases, capital expenditures, operations and maintenance expenses and selling general and administrative expenses. A business’ returns in the period following a tariff reset may exceed those defined in the regulation depending on the business’ performance following a tariff review, as well as on factors out of the business’ control, such as the level of electricity or natural gas consumption. As a result, tariff reviews may result in tariff reductions to reset the business’ returns back to the regulated return levels.
     Commodity Price Increases. There have been substantial changes in commodities prices in the last few years. Most of our revenue depends directly or indirectly, on fuel prices in the local markets we serve. In most cases, we are able to pass on the higher or lower fuel costs to our customers, which increases or decreases our revenue and costs of sales, but does not necessarily affect our net income. These commodity price changes also affect our operations in several other ways, such as steel and copper prices which affect the costs of our capital investments.
     Political Developments. Political events in the markets in which we operate now or in the future could significantly impact our business and results of operations. For example, as energy demand in many emerging markets continues to grow, we may be presented with increased opportunities to expand and diversify our business as governments seek to encourage investment in the energy sector. Conversely, the political trends in certain countries, notably Venezuela and Bolivia, have resulted in the nationalization of certain infrastructure assets and businesses, particularly in the energy sector.
     Environmental Concerns. Many areas of the world are becoming more environmentally conscious, and in many emerging markets, environmental concerns are an important element in the definition of energy infrastructure policies and goals. We attach great importance to being environmentally and socially responsible in the markets in which we operate, identifying within the available and practical alternatives, energy solutions that have the least negative impact on the community.
E. Off-balance sheet arrangements
     In the normal course of business, we and certain of our subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiary’s intended business purpose. As of December 31, 2008, $323 million in letters of credit, bank guarantees, and performance bonds were issued, of which $39 million was cash collateralized. In addition, we had $15 million in unused letter of credit availability at our disposal.
     See Note 25 of the consolidated financial statements for further information on letters of credit, litigation and other commitments and contingencies.

38

F. Tabular Disclosure of Contractual Obligations
     A summary of contractual obligations, commitments and other liabilities as of December 31, 2008 is presented in the table below:

		Less Than			After
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In millions of $)

Debt obligations (1)	$3,962	$547	$1,078	$903	$1,434
Interest payments on long-term debt (2)	1,598	388	439	283	488
Pension obligations	199	12	27	34	126
Operating lease obligations (3)	91	16	24	20	31
Capital lease obligations (4)	71	12	29	22	8
Power commitments (5)	11,901	790	1,741	1,634	7,736
Fuel commitments (6)	4,700	474	889	834	2,503
Transportation commitments (7)	499	55	115	85	244
Equipment commitments (8)	156	22	14	37	83
FIN 48 obligations, including interest and Penalties	117	11	5	—	101
Other commitments (9)	11	7	3	1	—

Total	$23,305	$2,334	$4,364	$3,853	$12,754

(1)	Debt obligations includes non-recourse debt and recourse debt presented in our consolidated financial statements. Non-recourse debt borrowings are not a direct obligation by us, and are primarily collateralized by the capital stock of the relevant business and in certain cases the physical assets of, and/or all significant agreements associated with, such businesses. These non-recourse financings include structured project financings, acquisition financings, working capital facilities and all other consolidated debt of the businesses. Recourse debt borrowings are our borrowings.

(2)	Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2008 and do not reflect anticipated future financing, new debt issuances, early redemptions, or certain interests on liabilities other than debt. Variable rate interest obligations are estimated based on rates as of December 31, 2008.

(3)	Operating lease obligations are the future obligations primarily related to land, office, office equipment and vehicles in which several our businesses are the lessees.

(4)	Capital lease obligations are the future obligations primarily related to certain pipelines and equipment in which Promigas and Elektro are the lessees. The leases are all nonrecourse. As of December 31, 2008 and 2007, the net assets held under capital leases were $42 million and $26 million, respectively, and imputed interest for these obligations were both $14 million.

(5)	Represents take-or-pay and other commitments to purchase power of various quantities from third parties.

(6)	Represents take-or-pay and other commitments to purchase fuel of various quantities from third parties.

(7)	Represents a commitment to purchase gas transportation services from an unconsolidated affiliate and third parties.

(8)	Represents commitments of various duration for parts and maintenance services provided by third parties, which are expensed during the year of service.

(9)	Represents various other purchase commitments with third parties.

39

AEI
Consolidated Financial Statements as of
December 31, 2008 and 2007 and for the Three
Years Ended December 31, 2008, and
Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
AEI
c/o AEI Services, LLC
Houston, Texas
We have audited the accompanying consolidated balance sheets of AEI and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AEI and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.
/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2009
(June 18, 2009 as to the effects of the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, and the related disclosures in Note 2)

AEI AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Millions of dollars
	(U.S.), except share
	and par value data)
ASSETS
Current assets:
Cash and cash equivalents	$736	$516
Restricted cash	83	95
Accounts and notes receivable:
Trade (net of allowance of $69 and $46, respectively)	863	650
Unconsolidated affiliates	11	75
Inventories	239	117
Prepaids and other current assets	384	263

Total current assets	2,316	1,716
Property, plant and equipment, net	3,524	3,035
Investments in and notes receivable from unconsolidated affiliates	907	1,028
Goodwill	614	402
Intangibles, net	393	237
Other assets	1,199	1,435

Total assets	$8,953	$7,853

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$572	$380
Unconsolidated affiliates	30	94
Current portion of long-term debt, including related party	547	749
Accrued and other liabilities	594	525

Total current liabilities	1,743	1,748
Long-term debt, including related party	3,415	2,515
Deferred income taxes	199	168
Other liabilities	1,331	1,276
Commitments and contingencies
Equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 224,624,481 and 210,403,374 shares issued and outstanding	—	—
Additional paid-in capital	1,754	1,521
Retained earnings	280	122
Accumulated other comprehensive income (loss)	(204)	215

Total shareholders’ equity attributable to AEI	1,830	1,858
Equity attributable to noncontrolling interests	435	288

Total equity	2,265	2,146

Total liabilities and equity	$8,953	$7,853

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2008	2007	2006
	(Millions of dollars
	(U.S.), except share
	and per share data)
Revenues	$9,211	$3,216	$946

Costs of sales	7,347	1,796	566

Operating expenses:
Operations, maintenance, and general and administrative expenses	894	630	193
Depreciation and amortization	268	217	59
Taxes other than income	43	43	7
Other charges	56	50	—
(Gain) loss on disposition of assets	(93)	(21)	7

Total operating expenses	1,168	919	266

Equity income from unconsolidated affiliates	117	76	37

Operating income	813	577	151

Other income (expense):
Interest income	88	110	71
Interest expense	(378)	(306)	(138)
Foreign currency transaction gain (loss), net	(56)	19	(5)
Loss on early retirement of debt	—	(33)	—
Other income (expense), net	9	(22)	7

Total other expense	(337)	(232)	(65)

Income before income taxes	476	345	86
Provision for income taxes	194	193	84

Income from continuing operations	282	152	2
Income from discontinued operations	—	3	7
Gain from disposal of discontinued operations	—	41	—

Net income	282	196	9
Less: Net income — noncontrolling interests	124	65	20

Net income (loss) attributable to AEI	$158	$131	$(11)

Basic and diluted earnings per share:
Income (loss) from continuing operations attributable to AEI	$0.73	$0.42	$(0.09)
Discontinued operations attributable to AEI	—	0.21	0.04

Net income (loss) attributable to AEI	$0.73	$0.63	$(0.05)

Amounts attributable to AEI:
Income (loss) from continuing operations	$158	$87	$(18)

Discontinued operations	—	44	7

Net income (loss)	$158	$131	$(11)

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years
	Ended
	December 31,
	2008	2007	2006
	(Millions of dollars (U.S.))
Cash flows from operating activities:
Net income	$282	$196	$9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	268	217	59
Other charges	56	50	—
Increase in deferred revenue	55	120	28
Deferred income taxes	11	106	25
Equity earnings from unconsolidated affiliates	(117)	(76)	(37)
Distributions from unconsolidated affiliates	67	28	11
Foreign currency transaction (gain) loss, net	56	(19)	5
(Gain) loss on disposition of assets	(93)	(21)	7
Gain from disposal of discontinued operations	—	(41)	—
Loss on early retirement of debt	—	33	—
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables	(85)	(59)	(34)
Accounts payable, trade	24	77	27
Accrued income taxes	(24)	(26)	9
Accrued interest	16	14	(8)
Inventories	(15)	(7)	(15)
Prepaids and other current assets	4	(5)	13
Regulatory assets	(8)	112	31
Regulatory liabilities	(24)	(10)	8
Other	35	(3)	17

Net cash provided by operating activities	508	686	155

Cash flows from investing activities:
Proceeds from sale of investments	99	162	24
Capital expenditures	(372)	(249)	(76)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(253)	(1,111)	(2,280)
Cash and cash equivalents acquired	60	21	516
Net decrease in restricted cash	78	61	27
Other	(26)	(35)	60

Net cash used in investing activities	(414)	(1,151)	(1,729)

Cash flows from financing activities:
Issuance of long-term debt	478	1,531	1,788
Repayment of long-term debt	(213)	(1,777)	(172)
Payment of debt issuance costs	—	(18)	(33)
Increase (decrease) in short-term borrowings	(124)	459	(19)
Dividends paid to noncontrolling interests	(167)	(101)	(64)
Proceeds from issuance of common shares	200	—	920
Other	(1)	(6)	(25)

Net cash provided by financing activities	173	88	2,395

Effect of exchange rate changes on cash	(47)	63	3

Increase (decrease) in cash and cash equivalents	220	(314)	824
Cash and cash equivalents, beginning of period	516	830	6

Cash and cash equivalents, end of period	$736	$516	$830

Cash payments for income taxes, net of refunds	$173	$172	$50

Cash payments for interest, net of amounts capitalized	$264	$246	$66

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	AEI
				Accumulated
		Additional	Retained	Other
	Common	Paid-In	Earnings	Comprehensive	Noncontrolling
	Stock	Capital	(Deficit)	Income (Loss)	Interests	Total
			(Millions of dollars (U.S.))
Balance, January 1, 2006	$—	$350	$2	$(25)	$61	$388
Comprehensive income
Net income (loss)	—	—	(11)	—	20	9
Foreign currency translation	—	—	—	2	—	2
Change in fair value of available-for-sale securities	—	—	—	34	—	34

Total comprehensive income			(11)	36	20	45
Contribution of invested capital	—	1,088	—	—	—	1,088
Compensation under stock incentive plan	—	(1)	—	—	—	(1)
Stock issuance costs	—	(4)	—	—	—	(4)
Transition adjustment for pension and other post retirement benefits, net of income tax of $3 million	—	—	—	6	—	6
Dividends	—	—	—	—	(36)	(36)
Changes in ownership	—	—	—	—	312	312

Balance, December 31, 2006	$—	$1,433	$(9)	$17	$357	$1,798

Comprehensive income
Net income	—	—	131	—	65	196
Foreign currency translation	—	—	—	210	2	212
Minimum pension liability adjustments, net of income tax of $8 million	—	—	—	16	—	16
Net unrealized loss on qualifying derivatives	—	—	—	(25)	(2)	(27)
Change in fair value of available-for-sale securities	—	—	—	(3)	—	(3)

Total comprehensive income			131	198	65	394
Contribution of invested capital	—	79	—	—	—	79
Compensation under stock incentive plan	—	9	—	—	—	9
Dividends	—	—	—	—	(91)	(91)
Changes in ownership	—	—	—	—	(40)	(40)
Other	—	—	—	—	(3)	(3)

Balance, December 31, 2007	$—	$1,521	$122	$215	$288	$2,146

Comprehensive income
Net income	—	—	158	—	124	282
Foreign currency translation	—	—	—	(343)	(43)	(386)
Minimum pension liability adjustments, net of income tax of $16 million	—	—	—	32	—	32
Net unrealized loss on qualifying derivatives, net of income tax of $2 million	—	—	—	(43)	—	(43)
Change in fair value of available-for-sale securities	—	—	—	(62)	—	(62)
Other	—	—	—	(3)	—	(3)

Total comprehensive income			158	(419)	81	(180)
Issuance of new shares	—	223	—	—	—	223
Compensation under stock incentive plan	—	7	—	—	—	7
Dividends	—	—	—	—	(161)	(161)
Changes in ownership	—	—	—	—	229	229
Other	—	3	—	—	(2)	1

Balance, December 31, 2008	$—	$1,754	$280	$(204)	$435	$2,265

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF THE COMPANY AND OPERATIONS
     AEI (the “Parent Company,” formerly known as Ashmore Energy International and previous to that as Prisma Energy International Inc. (“PEI”)), a Cayman Islands exempted company, was formed on June 24, 2003. The Parent Company, which is a holding company, owns and operates its businesses through a number of holding companies, management services companies (collectively, “Holding Companies”), and operating companies (collectively, “AEI” or the “Company”). AEI, through its investments, is involved principally in power distribution, power generation, natural gas transportation and services, natural gas distribution, and retail fuel sales entirely outside of the United States of America. The Parent Company’s largest shareholders are investment funds (the “Ashmore Funds”), which have directly or indirectly appointed Ashmore Investment Management Limited (“Ashmore”) as their investment manager.
     On October 3, 2005, certain Ashmore Funds acquired 51% of Elektra Noreste, S.A.’s (“Elektra”) voting and equity capital. Elektra was formed in 1998 to own and operate certain power distribution facilities and related assets in Panama. As of December 31, 2008, 51% of Elektra’s common stock is indirectly owned by the Parent Company. On October 12, 2005, Ashmore Energy International Limited (“AEIL”) was formed by Ashmore to act as a holding company for certain energy-related assets acquired by the Ashmore Funds, including Elektra, and to act as a platform to acquire PEI and the 15 operating businesses in which PEI had a substantive interest.
     Interests in certain debt instruments issued by a number of holding companies of Argentine energy companies were also contributed immediately after the contribution of Elektra by certain Ashmore Funds to AEIL. In June 2007, the debt interest in one of the holding companies, which held controlling interests in Empresa Distribuidora de Energia Norte, S.A. (“EDEN”), an Argentine electrical distribution company, was exchanged for equity interests in EDEN. The debt interests in a separate holding company, which holds controlling interests in an Argentine gas distribution company, are expected to be exchanged for equity interests in such holding or operating company (see Note 19). The debt interest of a third Argentine holding company was sold in 2008 (see Note 13).
     In 2006, AEIL acquired PEI from Enron Corp. and certain of its subsidiaries (collectively, “Enron”) in two stages, accounted for as a purchase step acquisition, as follows:
•	Stage 1 (completed May 25, 2006) — AEIL acquired 24.26% of the voting capital and 49% of the economic interest in PEI.

•	Stage 2 (completed September 7, 2006) — AEIL acquired the remaining 75.74% of the voting capital and the remaining 51% economic interest.
     Due to the requirement to obtain certain governmental / regulatory approvals and consents from PEI’s partners and lenders, which were obtained between the completion of Stage 1 and Stage 2, AEIL was not permitted to, and did not, control the PEI operating businesses until the completion of Stage 2 of the acquisition, although AEIL had significant influence over PEI’s operating and financial policies as a result of its appointment of three of seven directors and certain officers, including the Chief Executive Officer. During that period, PEI remained controlled by Enron and its affiliates. AEI’s ownership in PEI was accounted for using the equity method of accounting for the period from May 25, 2006 to September 6, 2006. PEI’s financial position, results of operations, and cash flows are consolidated in the Company’s financial statements prospectively from September 7, 2006.
     On December 29, 2006, AEIL and PEI were amalgamated under Cayman law, with PEI being the surviving entity. On the same date, PEI changed its name to Ashmore Energy International. In October 2007, the Company changed its name to AEI.

     The operating companies of AEI as of December 31, 2008 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	2008	2008
	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment
Accroven SRL (“Accroven”)(a)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Beijing Macro Gas Link Co. Ltd (“BMG”)(b)(c)	70.00	Consolidated	China	Natural gas distribution
Gas Natural de Lima y Callao S.A. (“Calidda”)(b)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(b)(d)	50.00	Equity Method	Chile	Power distribution
DHA Cogen Limited (“DCL”)(c)	59.94	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)(b)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)(b)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Sp. z.o.o. (“ENS”)(a)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)(a)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(c)	31.89	Equity Method	Argentina	Power generation
Empresa Energetica Corinto Ltd. (“Corinto”)(a)(b)(e)	50.00	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(a)(f)	50.00	Consolidated	Brazil	Power generation
Empresa Electrica de Generacion de Chilca S.A. (“Fenix”)(c)	85.00	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(a)(g)	17.65	Cost Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(a)(f)	50.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(a)(f)	50.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(a)(b)(h)	100.00	Consolidated	Dominican Republic	Power generation
Jaguar Energy Guatemala LLC (“Jaguar”)(c)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Corporation (“JPPC”)(b)	84.43	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)(c)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(a)(b)(h)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(b)(d)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)(a)(c)	52.13	Consolidated	Colombia	Natural gas transportation and services, Natural gas distribution and Retail fuel
Puerto Quetzal Power LLC (“PQP”)(a)(b)	100.00	Consolidated	Guatemala	Power generation
Subic Power Corp. (“Subic”)(a)	50.00	Equity Method	Philippines	Power generation
Tipitapa Power Company Ltd (“Tipitapa”)(c)	100.00	Consolidated	Nicaragua	Power generation
Tongda Energy Private Limited (“Tongda”)(b)	100.00	Consolidated	China	Natural gas distribution
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)(a)	59.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(a)(f)	50.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(a)(i)	4.00	Cost Method	Brazil	Natural gas transportation and services
Transredes-Trasporte de Hidrocarburos S.A. (“Transredes”)(a)(g)	1.28	Cost Method	Bolivia	Natural gas transportation and services

(a)	Acquired in 2006 as part of the step acquisition of PEI.

(b)	The Company’s initial or additional interest was purchased during 2007 (see Note 3).

(c)	The Company’s initial or additional interest was purchased during 2008 (see Note 3).

(d)	The Company’s initial interest was purchased during December 2007. POC holds the interest in the operations referred to as “Luz del Sur”. At the time of purchase of the 50.00% interest in Chilquinta, the Company also acquired a 50.00% interest in a related service company, Tecnored S.A. (“Tecnored”).

(e)	As part of the acquisition of an additional interest in Corinto in 2007, the Company acquired a 50.00% interest in Empresa Energetica Corinto Holdings Ltd. (“EEC Holdings”) and began consolidating the accounts of Corinto based on the voting power controlled by AEI (see Note 3).

(f)	These four companies comprise the integrated project “Cuiabá”.

(g)	As explained further in Note 3, the Company’s ownership in Transredes, through a 50.00% ownership in the holding company TR Holdings Ltda. (“TR Holdings”), decreased from 25% to 0% and the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0%. The company also maintains a 1.28% direct ownership interest in Transredes. Total direct and indirect ownership in GTB is 17.65% as of December 31, 2008. Due to the decrease in ownership, the Company’s investments in Transredes and GTB are now accounted for using the cost method.

(h)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.

(i)	Ownership interest based on direct ownership. Total ownership, including indirect interests held through TR Holdings, is 4.27%.
     The Cuiaba and Trakya entities are variable interest entities. The Company has ownership interests and notes receivable with Cuiaba, which will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company has a majority equity position in and is closely associated with Trakya’s operations through its Operations and Management agreement. Therefore, the Company has determined that it is the primary beneficiary for both Cuiaba and Trakya.
     On December 20, 2007, the shareholders of the Company approved a five-for-one stock-split. All share and per share data has been adjusted for all periods presented to reflect that change in capital structure of the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Presentation — The consolidated financial statements include the accounts of all wholly-owned companies, majority-owned subsidiaries and controlled affiliates. Furthermore, the Company consolidates variable interest entities where it is determined to be the primary beneficiary. Investments in entities where the Company holds an ownership interest of at least 20%, and which it neither controls nor is the primary beneficiary but for which it exercises significant influence, are accounted for under the equity method of accounting. Other investments, in which the Company owns less than a 20% interest, unless the Company can clearly exercise significant influence over operating and financing policies, are recorded at cost. The consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
     Acquisition Accounting — Assets acquired and liabilities assumed in business combinations are recorded on the Company’s consolidated balance sheet in accordance with the purchase method of accounting which requires that the cost of the acquisition be allocated to assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company consolidates assets and liabilities from acquisitions as of the purchase date and includes earnings from acquisitions in the consolidated statement of operations from the purchase date. For certain acquisitions completed in 2008, the Company is still finalizing its purchase price allocation primarily related to the valuation of property, plant and equipment and intangibles (see Note 3). Accordingly, the information included in the accompanying financial statements reflects the fair value of certain of those assets and liabilities on a preliminary basis.
     Discontinued Operations — As a result of the sale of Vengas in November 2007 discussed in Note 3, the Company reported discontinued operations for the years ended December 31, 2007 and 2006. The presentation of the results of operations through the date of sale are reported in income from discontinued operations, net of tax in the consolidated statements of operations.
     Cash and Cash Equivalents — Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have a maturity of three months or less at the date of acquisition. Cash equivalents are stated at cost, which approximates fair value.
     Restricted Cash — Restricted cash includes cash and cash equivalents that are restricted as to withdrawal or usage. Restrictions primarily consist of restrictions imposed by the financing agreements, such as security deposits kept as collateral, debt service reserves, maintenance reserves, and restrictions imposed by long-term power purchase agreements. Restrictions on cash and cash equivalents extending for a period greater than one year have been classified as non-current in other assets.

     Allowance for Doubtful Accounts — A provision for losses on accounts, notes and lease receivables is established based on management’s estimates of amounts that it believes are unlikely to be collected. The Company estimates the allowance based on aging of specific accounts, economic trends and conditions affecting its customers, significant events, and historical experience.
     Inventories — Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Fuel inventory is determined using either the weighted average cost or the first-in, first-out method.
     Regulatory Assets and Liabilities — As the Company has certain operations (Elektro, Elektra and certain subsidiaries of Promigas) that are subject to the provisions of Statement No. 71, Accounting for the Effects of Certain Types of Regulation, assets and liabilities that result from the regulated rate making process are recorded that would not be recorded under generally accepted accounting principles for non-regulated entities. The Company capitalizes incurred allowable costs as deferred regulatory assets if it is a probable that future revenue at least equal to the costs incurred will be billed and collected through approved rates. If future recovery of costs is not considered probable, the incurred cost is recognized as an expense. Regulatory liabilities are recorded for amounts expected to be passed to the customer as refunds or reductions on future billings.
     Property, Plant, and Equipment — Property, plant, and equipment are recorded at cost. Interest costs on borrowings incurred during the construction or upgrade of qualifying assets are capitalized and are included in the cost of the underlying asset. Expenditures for significant additions and improvements that extend the useful life of the assets are capitalized. Expenditures for maintenance costs and repairs are charged to expense as incurred.
     Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method. The ranges of estimated useful lives for significant categories of property, plant, and equipment are as follows:

Machinery and equipment	3-50 years
Pipelines	25-50 years
Power generation equipment	18-40 years
Buildings	5-50 years
Vehicles	3-15 years
Furniture and fixtures	4-10 years
     Upon retirement or sale, the Company removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the consolidated statement of operations.
     Long-Lived Asset Impairment — The Company evaluates long-lived assets, including amortizable intangibles and investments in unconsolidated affiliates, for impairment when circumstances indicate that the carrying amount of such assets may not be recoverable. These circumstances may include the relative pricing of electricity, anticipated demand, and cost and availability of fuel. When it is probable that the undiscounted cash flows will not be sufficient to recover the carrying amounts of those assets, the asset is written down to its estimated fair value based on market values, appraisals or discounted cash flows. Indefinite-lived intangibles are tested at least annually for impairment.
     Investments in Unconsolidated Affiliates — Dividends received from those companies that the Company accounts for at cost are included in other income (expense), net. Dividends received in excess of the Company’s proportionate share of accumulated earnings on equity investments are applied as a reduction of the cost of the investments and as investing cash flows in the consolidated statement of cash flows.
     Marketable Securities — Investment in debt securities consist of debt securities classified as available-for-sale, which are stated at estimated fair value. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity until realized. At each period end, in order to evaluate the impairment, for securities whose market value is less than its costs, the Company applies a systematic methodology which considers the severity and duration of any impairment as well as any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. Held-to-maturity securities are those investments that the Company has the ability and intent to hold until maturity. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums and discounts, which approximates market value.

     Goodwill — Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. The amount of goodwill results from significant strategic and financial benefit to the Company including: a) the establishment of business platforms in emerging markets, b) broadened electric distribution, c) improved operational efficiencies for the gas distribution business, d) achieving economies of scale through utilization of common back office resources and e) utilization of the Company’s operational strengths and the combination of regional financial, operational and accounting expertise to realize cost savings. Goodwill is not subject to amortization, but is tested for impairment at least annually.
     Intangible Assets — The Company’s intangible assets, excluding goodwill, are primarily made up of power purchase agreements, concession and land use rights, continuing customer relationships and trademarks. The power purchase agreements have a definite life and are amortized based on the unit method over the term of the agreement. The total value of the agreements represents the present value of the total estimated net earnings to be realized due to the agreements. Amounts amortized each year are representative of the discounted projected net earnings for the respective year. The weighted-average life of all power purchase agreements is 9 years. Customer relationships, trademarks and amortizable concession and land use rights are amortized over the life of the contracts.
     Asset Retirement Obligations — The Company records liabilities for the fair value of the retirement and removal costs of long-lived assets in the period in which it is incurred adjusted for the passage of time and revisions to previous estimates, if the fair value of the liability can be reasonably estimated. The Company’s asset retirement obligations were not material at either December 31, 2008 or 2007.
     Deferred Financing Costs — Financing costs are deferred and amortized over the financing period using the effective interest rate method.
     Revenue Recognition — The Company’s consolidated revenues are attributable to sales and other revenues associated with the transmission and distribution of power; sales from the generation of power; and the wholesale and retail sale of gasoline and compressed natural gas (“CNG”). Power distribution sales to final customers are recognized when power is provided. Revenues that have been earned but not yet billed are accrued based upon the estimated amount of energy delivered during the unbilled period and the approved or contractual billing rates for each category of customer. Unbilled revenues were $130 million and $134 million as of December 31, 2008 and 2007, respectively. Revenues received from other power distribution companies for use of the Company’s basic transmission and distribution network are recognized in the month that the network services are provided. The Company determined that certain power purchase agreements should be considered leases and recognizes these revenues ratably over the term of the power purchase agreement based on a levelized rate of return considering the terms of the agreement. Taxes collected from customers and remitted to governmental authorities are excluded from revenues. Revenues from sales of gasoline and CNG are recognized when gases are delivered.
     Deferred Revenue — Revenues from certain power generation contracts with decreasing scheduled rates are recognized based on the lesser of (1) the amount billable under the contract or (2) an amount determined by the kilowatt-hour made available during the period multiplied by the estimated average revenue per kilowatt-hour over the term of the contract. The cumulative difference between the amount billed and the amount recognized as revenue is reflected as deferred revenue on the consolidated balance sheet.
     Natural gas distribution network connection fees related to gas sales agreements are received from new customers in advance and are recognized over the shorter of the estimated life of the customer relationship or the life of the concession agreement, as applicable. The cumulative difference between the up-front connection fees received and the amount recognized in revenue is reflected as deferred revenue on the consolidated balance sheet.
     Earnings Per Share — Basic earnings per share are calculated by dividing net earnings attributable to AEI available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of outstanding options and securities issuable under the Company’s stock-based incentive plans. Potentially dilutive securities are excluded from calculating diluted earnings per share if their inclusion is anti-dilutive.
     Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company adopted Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007, and recorded a reduction to beginning retained earnings of less than $1 million. See Note 16.

     Derivatives — The Company may enter into various derivative transactions in order to hedge its exposure to commodity, foreign currency, and interest rate risk. The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income (loss) and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income. Some contracts of the Company do not meet derivative classification requirements due to the fact that the contracts are not readily convertible to cash.
     Our policy is to formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged item, the nature of the risk being hedged and the manner in which the hedging instrument’s effectiveness will be assessed. At the inception of the hedge and on a quarterly basis, we assess whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Any ineffective portion of the unrealized gain or loss is reclassified to earnings in the current period. Hedge accounting is discontinued prospectively when a hedge instrument is terminated or ceases to be highly effective. Gains and losses deferred in accumulated other comprehensive income (loss) related to cash flow hedges for which hedge accounting has been discontinued remain deferred until the forecasted transaction occurs. If it is no longer probable that a hedged forecasted transaction will occur, deferred gains or losses on the hedging instrument are reclassified to earnings immediately.
     Pension Benefits — Employees in the United States and in some of the foreign locations are covered by various retirement plans provided by AEI or the respective Operating Companies. The types of plans include defined contribution and savings plans, and defined benefit plans. Expenses attributable to the defined contribution and savings plans are recognized as incurred. Expenses related to the defined benefit plans are determined based on a number of factors, including benefits earned, salaries, actuarial assumptions, the passage of time, and expected returns on plan assets. In certain countries, including Panama, El Salvador and Colombia, local labor laws require the Company to pay severance indemnities to employees when their employment is terminated. In Argentina, EDEN is required to pay certain benefits to employees upon retirement. The Company accrues these benefits based on historical experience and third party evaluations.
     Stock-Based Compensation — The Company has a long-term equity incentive compensation plan. The fair value of awards granted under the Company’s long-term equity incentive compensation plan is determined as of the date of the share grant, and compensation expense is recognized over the required vesting period.
     Environmental Matters — The Company is subject to a broad range of environmental, health, and safety laws and regulations. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law. Established accruals are adjusted periodically due to new assessments and remediation efforts, or as additional technical and legal information become available.
     Foreign Currency — The Company translates the financial statements of its international subsidiaries from their respective functional currencies into the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. Subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. The revenues and expenses of such subsidiaries are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.
     The Company has determined that the functional currency for some subsidiaries is the U.S. dollar due to their operating, financing, and other contractual arrangements. For the periods presented, the Operating Companies that are considered to have their local currency as the functional currency are EDEN and Emgasud in Argentina; Tongda, BMG and Luoyang in China; Elektro in Brazil; DCL in Pakistan; ENS in Poland; Chilquinta in Chile; Luz del Sur in Peru; and certain operating companies of Promigas in Colombia.
     Intercompany notes between subsidiaries that have different functional currencies result in the recognition of foreign currency exchange gains and losses unless the Company does not plan to settle or is unable to anticipate settlement in the foreseeable future. All balances eliminate upon consolidation.

     Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to unbilled revenues, useful lives and carrying values of long-lived assets, assumptions used to test goodwill, intangible assets and equity and cost method investments for impairment, collectibility and valuation allowances for receivables, primary beneficiary determination for the Company’s investments in variable interest entities, determination of functional currency, allocation of purchase price, the recoverability of deferred regulatory assets, the outcome of pending litigation, the resolution of uncertainties, provision for income taxes, and fair value calculations of derivative instruments.
     Recent Accounting Policies — In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of SFAS No. 157 became effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of SFAS No. 157 was deferred for one year by the FASB. The Company adopted the sections of SFAS No. 157 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on the Company’s consolidated statements of operations. The Company adopted the remaining requirements of SFAS No. 157 on January 1, 2009 and the adoption will impact on the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.
     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), effective for fiscal years beginning after November 15, 2007. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. The Company adopted SFAS No. 159 on January 1, 2008 and has elected to not adopt the fair value option for any eligible assets nor liabilities.
     In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”), that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS No. 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted SFAS No. 141R on January 1, 2009 and will apply the provisions to any future business combinations.
     In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 160 on January 1, 2009 and has incorporated the changes in its financial statement presentation for all periods presented. The retrospective application of this standard reclassifies minority interest expense of $124 million, $65 million and $20 million for the years ended December 31, 2008, 2007 and 2006, respectively, as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to AEI and reclassifies minority interest of $435 million, $288 million and $357 million as of December 31, 2008, 2007 and 2006, respectively, previously included in total liabilities as noncontrolling interests in total equity. It also separately reflects changes in noncontrolling interests in changes in equity and comprehensive income.
     In November 2008, the FASB issued EITF Issue No. 08-6, Equity Method Investment Accounting Considerations. EITF Issue No. 08-6 establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of SFAS No. 141R and SFAS No. 160. EITF Issue No. 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141R and SFAS No. 160. The Company adopted EITF Issue No. 08-6 on January 1, 2009 and will apply the provisions to any future equity method investments.
     Although past transactions would have been accounted for differently under SFAS No. 141R, SFAS No. 160 and EITF Issue No. 08-6, application of these statements in 2009 will not affect historical amounts.
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which amends SFAS No. 133, Accounting for Derivative Instruments and

Hedging Activities (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 161 on January 1, 2009 and will include the required disclosures in its 2009 consolidated financial statements.
3. ACQUISITIONS AND DISPOSALS
Acquisitions
2008 Acquisitions
     Sociedad de Inversiones en Energia (“SIE”) — On January 2, 2008, Promigas contributed its ownership interests in its wholly owned subsidiary, Gas Natural Comprimido (“Gazel”), to SIE in exchange for additional shares of SIE. The merger was made to advance the strategy of Promigas in its retail gas business. As a result of the transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. The transaction was accounted for as a simultaneous common control merger in accordance with EITF 90-13, Accounting for Simultaneous Common Control Mergers, and a gain of $68 million, net of tax of $0 million, was recognized on the 46.03% of Gazel effectively sold to the noncontrolling shareholders of SIE. Net income of noncontrolling interests of $55 million was also recognized as a result of the gain on sale. Incremental goodwill was recorded in the amount of $188 million related to this transaction. SIE’s balances and results of operations have been consolidated with those of the Company prospectively from January 2, 2008.
     A summary of the fair values of assets acquired and liabilities assumed as of the date of acquisition is as follows:

SIE
Millions of
dollars (U.S.)
Current assets	$86
Property, plant, and equipment, net	51
Goodwill	188
Intangibles	78
Other noncurrent assets	11

Assets acquired	414

Current liabilities	87
Long-term debt	66
Other long-term liabilities	17

Liabilities assumed	170

Noncontrolling interests	114

Net assets acquired	$130

     The $78 million of acquired intangible assets has been allocated to continuing customer relationships, trademarks and land use rights. The continuing customer relationships and the land use rights are being amortized based on the benefits expected to be realized considering the related expected cash flows. Trademarks have an indefinite life and will not be amortized, but will be evaluated annually for any impairment. The weighted average amortization period is estimated as 26 years for continuing customer relationships and 11 years for land use rights.
     Unaudited Pro Forma Results of Operations
     The following table reflects the consolidated pro forma results of operations of the Company as if the SIE acquisition and all 2007 acquisitions and disposals had occurred as of January 1, 2007.

For the Year Ended
December 31, 2007
Millions of dollars (U.S.)
Revenues	$7,475
Cost of sales	5,676
Operations, maintenance, and general and administrative expenses	1,110
Operating income	821
Income before income taxes	462
Net income — noncontrolling interests	145
Income from continuing operations attributable to AEI	90
Basic earnings per share attributable to AEI	$0.43

     BMG — On January 30, 2008, the Company completed its acquisition of a 70.00% interest in BMG and its subsidiaries for $58 million in cash and recorded $5 million of goodwill as a result of the purchase. A portion of the interest purchased was funded in December 2007 and this 10.23% interest was accounted for under the cost method in 2007. As a result of the January 2008 transaction, BMG was consolidated from January 30, 2008 forward. BMG builds city gas pipelines and sells and distributes piped gas in the People’s Republic of China. The Company is in the process of finalizing its purchase price allocation.
     Luoyang — On February 5, 2008, the Company acquired for $14 million in cash a 48% interest in Luoyang located in the Henan Province, People’s Republic of China. Luoyang owns and operates a power plant consisting of two coal-fired circulating fluidized-bed boilers and two 135 megawatt (“MW”) steam turbines. As part of the transaction, the Company’s representation on Luoyang’s board of directors is four of the total seven members, which allows the Company to exercise control over Luoyang’s daily operations. On June 6, 2008, the Company acquired an additional 2% of Luoyang for $5 million in cash, increasing its total ownership to 50%. The Company recorded a total of $11 million of goodwill as a result of the acquisitions of ownership interests in Luoyang. The Company is in the process of finalizing its purchase price allocation.
     Tipitapa — On June 11, 2008, the Company acquired 100% of Tipitapa, a power generation company with operations in Nicaragua, for $18 million in cash. The excess of $4 million of fair value of the net assets of Tipitapa over the purchase price was applied as a reduction to the fixed assets. Tipitapa provides 51 MW of generation capacity and associated energy through a long-term power purchase agreement (“PPA”) with two Nicaraguan distribution companies. The Company is in the process of finalizing its purchase price allocation.
     DCL — On July 18, 2008, the Company acquired for $19 million a 48.18% interest in DCL located in Karachi, Pakistan. DCL owns and operates a 94 MW combined-cycle gas power plant and a 3 million gallons per day water desalination facility. On April 17, 2008, the plant commenced commercial operations dispatching 80 MW of power. However, due to continuing vibration levels since startup, the plant was shut down on September 11, 2008 and is currently not operating. The Company currently cannot predict when the plant will resume operations. On July 30, 2008, the Company acquired an additional 4.81% of DCL for $4 million in cash, increasing its total ownership to 52.99%. As part of the transactions, the Company’s representation on DCL’s board of directors is five of the total eight members, which allows the Company to exercise control over DCL’s daily operations. The Company recorded a total of $10 million of goodwill as a result of the acquisitions of ownership interests in DCL. The PPA of DCL is accounted for as a direct financing lease by the Company. The Company is still in the process of finalizing its purchase price allocation. Through December 31, 2008, the Company executed additional share subscription agreements for approximately $6 million that have resulted in an increase in the Company’s ownership to 59.94%. Subsequently, the Company increased its ownership to 60.22% through additional share subscriptions for less than $1 million. For further information regarding DCL, see Note 25.
     2008 Acquisitions of development assets
     Fenix — On June 26, 2008, AEI acquired an 85% interest in Empresa Electrica de Generacion de Chilca S.A., referred to as “Fenix”, a Peruvian company developing a 544 MW combined cycle natural gas-fired generating facility in Chilca, Peru. The interest was acquired for $100 million cash paid at the closing. Future capital contributions, of which AEI would be required to pay $20 million, will be required from all shareholders at the commencement of construction and the full commencement of commercial operations. The power generation plant construction is expected to be initiated in 2009 and completed in 2011.
     A summary of the estimated fair values of the consolidated assets acquired and liabilities assumed during 2008 as of the date of acquisitions is as follows:

	BMG	Luoyang	Tipitapa	DCL	Fenix
	Millions of dollars (U.S.)
Current assets	$56	$15	$22	$30	$1
Property, plant, and equipment, net	29	149	12	35	125
Goodwill	6	11	—	10	—
Intangibles, net	32	8	—	—	—
Other assets	6	—	3	67	1

Assets acquired	129	183	37	142	127

Current liabilities	35	76	8	47	5
Long-term debt	8	85	6	61	—
Other liabilities	8	2	5	—	8

Liabilities assumed	51	163	19	108	13

Noncontrolling interests	20	1	—	11	14

Net assets acquired	$58	$19	$18	$23	$100

     Of the $40 million of acquired intangible assets, $26 million was allocated to concession rights in BMG and $14 million to land use rights in BMG and Luoyang. The concessions rights will be amortized on a straight-line basis over the remaining life of the concessions. The land use rights will be amortized on a straight-line basis over the remaining life of the land use rights. The weighted average amortization period is 27 years for concession rights and 45 years for the land use rights.
     2008 Acquisition of equity investments
     Emgasud — On November 28, 2008, AEI, through its wholly owned affiliates acquired a 28% equity interest in Emgasud, an Argentine corporation focused on the electricity and gas industries. This transaction was effected through the contribution of $15 million to Emgasud and the acquisition of noncontrolling shareholder equity positions in exchange for 1,699,643 AEI shares. On December 23, 2008, AEI made a second capital contribution to Emgasud of $10 million and increased its equity in Emgasud to 31.89%. The Company accounts for this investment under the equity method. The agreement with Emgasud provides for the acquisition by AEI or its affiliates of a total interest in Emgasud of up to 61.41%. The primary business of Emgasud is the ownership, operation and development of several gas power plants with a nominal generation capacity totaling 512 MW. The Company is in the process of finalizing its purchase price allocation.
     2008 Greenfield development projects
     Jaguar — On May 5, 2008, a subsidiary of the Company was awarded a contract to supply 200 MW to local distribution companies as part of a competitive public bid process in Guatemala for which a subsidiary of the Company will build, own and operate a nominal 300 MW solid fuel-fired generating facility. A subsidiary of the Company also executed power purchase agreements to sell capacity and energy for 15 year terms. The power generation plant construction is expected to be initiated in 2009 and completed in 2012. The plant will be located 80 kilometers south of Guatemala City in Escuintla, Guatemala.
     2008 Acquisitions of additional interests in entities already consolidated in 2007
     Promigas — During the year ended December 31, 2008, Promigas acquired additional ownership interests in consolidated subsidiaries for $36 million in cash and recorded $14 million of goodwill as a result of the purchases. The Company is in the process of finalizing the purchase price allocations.
     2007 Acquisitions
     DelSur — On May 24, 2007, AEI acquired 100% of the equity of Electricidad de CentroAmerica S.A. de C.V., the parent of DelSur, for $181 million resulting in an indirect 86.4% equity ownership in Delsur and $53 million of incremental non-deductible goodwill. The purchase price was financed by $100 million of third party debt and $81 million of cash. Delsur is an electrical distribution company in El Salvador and serves the south-central region of the country.
     EDEN — On June 26, 2007, AEI acquired 100% of AESEBA, S.A. (“AESEBA”) for $75 million with part of the acquisition price representing the conversion of AESEBA debt to equity plus $17 million in cash. AESEBA holds 90% of the equity of EDEN, the electrical distribution company in the northern Buenos Aires Province in Argentina. The closing of the transaction remains subject to obtaining the approval of the Argentine anti-trust authorities. In the event such approval is not obtained, the shares of AESEBA would be re-transferred to a trust (or, in the event such transfer was not permitted, to the seller) to be held pending their sale by AEI. All proceeds of any such sale would be paid directly to AEI.
     Cálidda — On June 28, 2007, AEI and Promigas acquired 100% of the equity ownership of Cálidda for $56 million in cash. AEI and Promigas own Cálidda through a 60/40 equity ownership split. Cálidda is a Peruvian natural gas distribution company that owns the concession to operate in the Lima and Callao provinces.
     Tongda — On August 14, 2007, AEI acquired 100% of the equity of Tongda for $45 million in cash and recorded $9 million of non-deductible goodwill. Tongda is incorporated in Singapore and constructs urban gas pipelines, sells and distributes gas, and operates auto-filling stations in mainland China. As of December 31, 2008, Tongda held controlling interests in thirteen urban gas companies.

     Corinto — In August and September 2007, AEI acquired 100% of Globeleq Holdings (Corinto) Limited, which held a 30% direct interest in Corinto, for $14 million in cash by exercising its right of first refusal under an existing agreement. Subsequently, AEI sold 50% of Globeleq Holdings (Corinto) Limited along with 15% (half of the interest acquired through the right of first refusal exercise) of the newly acquired indirect interest in Corinto for $7 million and began consolidating the accounts of Corinto based on the voting power controlled by AEI. Upon closing of the transactions, AEI increased its indirect ownership in Corinto from 35% to 50% and its representation on Corinto’s board of directors from two to four members out of the total seven members.
     JPPC — On October 30, 2007, AEI purchased an indirect 84.4% interest in JPPC for $26 million in cash. JPPC owns a base-load diesel-fired generating facility located on the east side of Kingston, Jamaica. The acquisition cost was $11 million less than the fair value of JPPC net assets at the date of acquisition. The excess of fair value over cost was recorded as a reduction of property, plant and equipment.
     Chilquinta and POC — On December 14, 2007, AEI completed the acquisition of a 50% indirect interest in Chilquinta and a 50% indirect interest in POC, which holds the interests in the operations referred to as “Luz del Sur”, from a common owner for $685 million in cash. The acquisition includes, among other associated companies, service companies, including Tecnored, that provide management of technical projects and services, construction work, maintenance and other services to the utilities. AEI accounts for these investments under the equity method.
2007 Acquisitions of additional interests in entities already consolidated in 2006
     Generadora San Felipe and Operadora San Felipe — On February 22, 2007, the Company acquired an additional 15% interest in Generadora San Felipe and an additional 50% interest in Operadora San Felipe for $14 million in cash and recorded $5 million of goodwill as a result of the purchases. The plant is located on the Dominican Republic’s north coast in the city of Puerto Plata.
     PQP — On September 14, 2007, AEI acquired additional equity interests in PQP resulting in AEI owning 100% of PQP. The total purchase price of $57 million was paid in cash and $28 million in non-deductible goodwill was recorded as a result of the purchase. Through its branch in Guatemala, PQP owns three barge-mounted, diesel-fired generation facilities located on the Pacific coast at Puerto Quetzal.
     2006 Acquisitions
     PEI — During 2006, AEIL completed the acquisition of all of the assets and assumed substantially all of the operating liabilities of PEI in two stages accounted for as a purchase step acquisition (see Note 1). For the period from May 25, 2006 to September 6, 2006, AEIL’s ownership in PEI was accounted for using the equity method of accounting. The aggregate consideration paid for the acquisition was $1,768 million.
     PEI owned and operated its businesses through a number of intermediate holding companies, management services companies, and operating companies and was involved in power distribution, power generation, and natural gas transportation and services outside of the United States. AEIL acquired PEI to expand its portfolio of energy infrastructure assets in various international emerging markets. The acquisition cost was less than the fair value of PEI’s net assets at the date of acquisition. The excess of the fair value of net assets over cost of $59 million was recorded as a pro rata reduction to the amounts assigned to noncurrent assets of PEI. Intangible assets acquired of $21 million consisted primarily of power purchase agreements, which are being amortized over the term of such agreements.
     Promigas — On May 23, 2006, PEI distributed a portion of its interests in a holding company that held shares representing a 33.04% ownership interest in Promigas (“Promigas Equity”) to a subsidiary of Enron. PEI retained 9.9% of Promigas that AEIL obtained in connection with its purchase of PEI and continued to account for its investment under the equity method due to PEI’s significant financial influence. Under Colombian securities law, at such time, an investor could not acquire 10% or more of an entity listed on the Colombian stock exchange without doing so through a public process in the Colombian stock exchange. In accordance with the Share Purchase Agreement among Enron, certain subsidiaries of Enron, AEIL, and PEI, Enron commenced a public auction process (a “martillo”) of the Promigas Equity through the Colombian stock exchange. On December 22, 2006, PEI purchased the 33.04% ownership interest in Promigas from Enron for $350 million. On December 27, 2006, PEI purchased an additional 9.94% ownership interest in Promigas, also through a martillo, from another shareholder for $161 million. PEI incurred $1 million in acquisition costs related to both martillos. With the conclusion of the acquisitions in December 2006, PEI held a 52.88% ownership interest and began consolidating the accounts of Promigas. PEI acquired Promigas to further expand its portfolio of essential energy infrastructure assets and to gain a controlling position in Promigas. The acquisitions resulted in approximately $289 million of non-deductible goodwill and $20 million of recognized intangible assets comprised primarily of joint-operating agreements in its retail business.

     Dispositions
     Transredes
     On May 1, 2008, the Bolivian government issued Supreme decree No. 29541 (“Expropriation Decree”) pursuant to which it stated that the state-run oil and gas company, Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), would acquire 263,429 shares of Transredes from TR Holdings at a price of $48 per share. On June 2, 2008, the Bolivian government issued Supreme Decree No. 29586 pursuant to which it stated that it would nationalize 100% of the shares held by TR Holdings in Transredes at the price per share set forth in the May 1, 2008 Supreme Decree, subject to deductions for categories of contingencies specified in the decree. In October 2008, the Company reached a settlement with YPFB, recognized by the Bolivian government, pursuant to which YPFB agreed to pay to the Company $120 million in two installments. The first and second payments of $60 million each were made in October 2008 and March 2009, respectively. The Company accounted for its investment in Transredes under the equity method and recognized a gain of $57 million for the year ended 2008. The gain is presented in the (Gain) loss on disposition of assets line of the Consolidated Statement of Operations.
     BLM
     On March 14, 2007, the Company sold its indirect interest, which included the Company’s interest in all outstanding legal claims, in BLM. The Company recognized a gain of $21 million in the first quarter of 2007 as a result of the sale of BLM. As a result of the continuing cash flows between BLM and the Company, the gain is presented in (gain) loss on disposition of assets and not as part of gain from disposal of discontinued operations in the consolidated statements of operations.
     Discontinued Operations — Vengas
     On November 15, 2007, the Company completed the sale, through a holding company, of 98.16% of Vengas (constituting its entire interest in Vengas) for $73 million in cash. The Company recorded a gain of $41 million in the fourth quarter of 2007 for which no taxes were recorded due to certain exemptions under the holding company’s tax status. Vengas was previously presented as part of the retail fuel segment.
     Summarized financial information related to Vengas’ operations is as follows:

	For the Years Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)
Revenues	$64	$23
Income from discontinued operations before taxes	3	7
Provision for income tax	—	—
Income from discontinued operations	3	7
Gain on sale of discontinued operations	41	—

Unaudited Pro Forma Results of Operations
     The following table reflects the comparative consolidated pro forma results of operations of the Company as if the 2007 and 2006 acquisitions and disposals described above had occurred as of January 1, 2007 and January 1, 2006, respectively.

	For the Year Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)
Revenues	$3,452	$3,044
Cost of sales	1,946	1,694
Operations and maintenance expense	974	833
Operating income	664	620
Other expense	319	174
Income from continuing operations before income taxes	286	367
Income from continuing operations attributable to AEI	85	49
Basic earnings per share attributable to AEI	$0.41	$0.25
4. OTHER CHARGES
     Cuiabá — On October 1, 2007, the Company received a notice from EPE’s sole customer, Furnas Centrais Electricas S.A. (“Furnas”), purporting to terminate its agreement with EPE as a result of the current lack of gas supply from Bolivia. EPE contested Furnas’ position and is vigorously opposing Furnas’ efforts to terminate the agreement. EPE and Furnas are currently engaged in an arbitration on this issue. EPE determined that it is probable that it will be unable to collect all minimum lease payment amounts due according to the contractual terms of the lease. Accordingly, during the fourth quarter of 2007, the Company recorded a charge totaling $50 million against its lease investment receivable associated with the EPE power purchase agreement.
     As a result of the current arbitration and the continuing lack of a gas supply contract for the EPE plant, in the third quarter of 2008, EPE determined that although a legal arrangement continued to exist and therefore lease accounting still applied, it was probable that it will be unable to collect all minimum lease payment amounts due according to the contractual terms of the lease. Therefore, the Company recorded an additional charge totaling $44 million related to its lease investment receivable reflected as a loss in the line item “Other charges” in the Consolidated Statement of Operations. The fair value of the net lease receivable was determined based on expected future cash flows considering various potential scenarios and assigning a probability. Based on estimates and judgments, the Company assigned the most probable outcome to be the EPE plant re-commencing operations in future years under a gas supply agreement based on new market conditions or operating using diesel fuel. The Company also considered the continuation of the lease under the existing PPA, or a similar PPA commencing in the future.
     As of December 31, 2008, the Company determined, based on the continuing lack of gas supply and status of the arbitration, as described in Note 25, that the power supply agreement should no longer be accounted for as an in-substance financing lease. As a result, the lease receivable balance was removed from the Company’s accounts and property, plant and equipment was recorded at the net carrying amount, which is less than fair value. As a result of terminating lease accounting, no net adjustment was required to be charged to income. The fair value of the property, plant and equipment was determined based on expected future cash flows considering various potential scenarios and assigning a probability. Based on estimates and judgments, the Company assigned the most probable outcome to be the EPE plant re-commencing operations in future years under a gas supply agreement based on new market conditions or operating using diesel fuel.
     As a result of the above, the Company performed an impairment test of the integrated Cuiabá project, which is considered to be a long-lived asset group with independent cash flows, and determined that there was no impairment. Cash flows used in estimating the lease receivable balance and used in the impairment test could differ from those actually paid or received which could result in further charges recognized by the Company.
     Synthesis Energy Systems, Inc. (“SES”) — The Company has a 3.65% interest in SES, an energy and technology company that builds, owns and operates coal gasification plants in China and the U.S. Due to a severe decline in the publicly-traded equity value of SES, the Company recorded a $12 million impairment of its $16 million cost method investment during the fourth quarter of 2008.

5. (GAIN) LOSS ON DISPOSITION OF ASSETS
     (Gain) loss on disposition of assets consists of the following:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)
Gain on exchange for additional shares of SIE (see Note 3)	$(68)	$—	$—
Gain on nationalization of Transredes (see Note 3)	(57)	—	—
Loss on sale of operating equipment	18	10	7
Loss on sale of debt securities (see Note 13)	14	—	—
Gain on sale of BLM (see Note 3)	—	(21)	—
Gain on sale of shares of Promigas	—	(10)	—

	$(93)	$(21)	$7

     In December 2007, a subsidiary of the Company sold 1,009,006 shares of Promigas reducing its ownership from 52.88% to 52.12%. The Company received $19 million in cash proceeds and recognized a $10 million gain.
     During 2008, $5 million of cumulative translation adjustments was recognized in (gain) loss on disposition of assets as a result of the nationalization of Transredes and the exchange for additional shares of SIE noted above.
6. OTHER INCOME (EXPENSE), NET
     Other income (expense), net, consists of the following:

	For the Year
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)
Dividend income	$3	$3	$—
Gain (loss) on derivatives	(2)	(13)	2
Other	8	(12)	5

	$9	$(22)	$7

     The Company recognized $(2) million, $1 million and $2 million gain (loss) in 2008, 2007 and 2006, respectively, for the ineffective portion of interest rate swaps that qualified for hedge accounting treatment (see Note 19). The Company also recognized $14 million loss related to foreign currency derivative transactions in 2007.
7. CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Parent Company	$284	$31
Consolidated Holding and Service Companies	35	157
Consolidated Operating Companies	417	328

Total cash and cash equivalents	$736	$516

     Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends, or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.

     Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Brazilian Real	$111	$133
Colombian Peso	96	50
Chinese Renminbi	15	—
Chilean Peso	14	—
Polish Zloty	8	4
Argentinean Peso	7	6
Peruvian Nuevo Sol	2	8
Jamaican Dollar	2	—
Other	5	4

Total foreign currency cash and cash equivalents	$260	$205

     Restricted cash consists of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Current restricted cash:
Restricted due to power purchase agreements	$4	$5
Collateral and debt reserves for financing agreements	63	78
Other	16	12

Total current restricted cash	83	95

Noncurrent restricted cash (included in other assets, see Note 13):
Restricted due to long-term power purchase agreements	5	56
Amounts in escrow accounts related to taxes	24	25
Collateral and debt reserves for financing agreements	8	47
Other	12	—

Total non-current restricted cash	49	128

Total restricted cash	$132	$223

8. INVENTORIES
     Inventories consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Materials and spare parts	$141	$78
Fuel	98	39

Total inventories	$239	$117

9. PREPAIDS AND OTHER CURRENT ASSETS
     Prepaids and other current assets consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Prepayments	$29	$30
Regulatory assets	25	30
Deferred income taxes	71	88
Receivable from YPFB (see Note 3)	60	—
Taxes other than income	36	31
Government subsidy — Delsur	20	7
Net investments in direct financing leases (see Notes 3 and 13)	10	—
Current marketable securities	7	2
Other	126	75

Total	$384	$263

10. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant, and equipment, net consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Machinery and equipment	$1,888	$1,924
Pipelines	777	745
Power generation equipment	862	432
Land and buildings	378	117
Vehicles	29	20
Furniture and fixtures	31	13
Other	106	108
Construction-in-process	209	143

Total	4,280	3,502
Less accumulated depreciation and amortization	(756)	(467)

Total property, plant and equipment, net	$3,524	$3,035

     Elektro has property, plant, and equipment that, at the end of its 30-year renewable Concession Agreement in 2028, if not renewed, reverts back to the Brazilian federal government. Elektro may seek an extension of the Concession Agreement for an equal term of 30 years by submitting a written request to the Brazilian regulator accompanied by proof of compliance with various fiscal and social obligations required by law. The property, plant, and equipment, net, subject to the Concession Agreement provision was $1,082 million and $1,389 million at December 31, 2008 and 2007, respectively.
     Trakya has property, plant, and equipment under an operating lease with the Turkish Ministry of Energy and National Resources (“Ministry”), that, at the end of the initial term of its Energy Sales Agreement in 2019, if not extended, will be transferred to the Ministry. The property, plant, and equipment, net, was $132 million and $143 million at December 31, 2008 and 2007, respectively.
     Promigas has property, plant, and equipment that, as part of its concession agreement, for which the government has the option to purchase upon conclusion of the contract in 2026 or of its extended term, if any, at a price to be determined between the parties or by independent appraisers. The property, plant, and equipment balance, net, was $849 million and $614 million at December 31, 2008 and 2007, respectively.
     Property, plant, and equipment of several Operating Companies is pledged as collateral for their respective long-term financings (see Note 15).
     Depreciation and amortization expense is summarized as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)
Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$223	$184	$55
Amortization of intangible assets, net	45	33	4

Total	$268	$217	$59

     The Company capitalized interest of $12 million, $5 million and $6 million for each of the years ended December 31, 2008, 2007 and 2006, respectively.

11. INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
     The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Equity method:
Accroven	$24	$14
BMG’s equity method investments	1	—
Chilquinta	266	330
EEC Holdings	7	7
GTB	—	14
Emgasud (see Note 3)	49	—
POC	341	344
Promigas’ equity method investments	41	84
Subic	9	7
Tecnored	21	24
TR Holdings (see Note 3)	—	58

Total investments — equity method	759	882
Total investments — cost method	28	27

Total investments in unconsolidated affiliates	787	909

Notes receivable from unconsolidated affiliates:
Chilquinta	98	97
GTB	14	14
TBG	8	8

Total notes receivable from unconsolidated affiliates	120	119

Total investments in and notes receivable from unconsolidated affiliates	$907	$1,028

     The Company’s share of the underlying net assets of its investments at fair value in POC, Chilquinta, Tecnored and Emgasud was less than the carrying amount of the investments. The basis differential of $205 million represents primarily indefinite-lived intangible concession rights and goodwill which are tested annually for impairment.
     Except for the $205 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the purchase price of those investments. The credit excess of $36 million as of December 31, 2008 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.
     The Company’s equity method investment in Chilquinta decreased by $64 million to $266 million as of December 31, 2008 primarily due to the depreciation of the Chilean Peso relative to the U.S. dollar during 2008, partially offset by equity earnings.
     Promigas’ equity method investments decreased by $43 million to $41 million as of December 31, 2008 primarily due to the consolidation of SIE in 2008, which in 2007 was an equity method investment. (see Note 3).
     Equity income (loss) from unconsolidated affiliates is as follows:

	For the Years Ended
	December 31,
	2008	2007	2006
	Millions of dollars
	(U.S.)
Accroven	$16	$12	$—
BMG’s equity (loss) from investments in unconsolidated affiliates	(1)	—	—
Chilquinta	32	1	—
GTB	1	5	2
PEI (see Note 1)	—	—	30
POC	32	1	—
Promigas	—	—	3
Promigas’ equity income from investments in unconsolidated affiliates	14	29	—
Subic	12	10	4
Tecnored	4	—	—
TR Holdings	7	18	(2)

Total	$117	$76	$37

     Dividends received from unconsolidated affiliates amounted to $67 million, $32 million and $9 million for the years ended December 31, 2008, 2007 and 2006, respectively.
     As discussed in Note 3, the Company acquired additional ownership interests in Promigas during December 2006 and the accounts of Promigas were consolidated as of December 31, 2006. The amount reflected in the table above as equity income from unconsolidated affiliates is the amount prior to the consolidation of Promigas during 2006. The amount reflected as Promigas’ equity method investments represents the account balances and equity income of Promigas’ equity method investments only during the periods after Promigas was consolidated. PEI equity income in 2006 represents AEI’s share of four months of equity income while PEI was accounted for under the equity method (see Note 3).
     Summarized financial data for investments accounted for under the equity method as of December 31, 2008 are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Combined Balance Sheet data
Current assets	$662	$1,265
Noncurrent assets	2,126	3,864
Current liabilities	470	930
Noncurrent liabilities	968	2,070

	For the Years Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)
Combined Income Statement data
Revenues	$1,616	$4,486	$429
Cost of sales	940	3,522	42
Net income	227	266	43
     As a result of the nationalization of Transredes (see Note 3), the Company’s accounting for its investment in Transredes and GTB changed from the equity method to the cost method in 2008. The remaining investments accounted for by the Company using the cost method are SES (see Note 4) and TBG.
12. GOODWILL AND INTANGIBLES
     The Company’s changes in the carrying amount of goodwill are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Balance at January 1	$402	$290
Acquisitions:
New acquisitions (see Note 3)	225	103
Acquired goodwill from consolidation of new acquisitions	35	—
Translation adjustments and other	(48)	9

Balance at December 31	$614	$402

     The Company’s carrying amounts of intangibles are as follows:

	December 31, 2008			December 31, 2007
		Accum.			Accum.
	Cost	Amort.	Net	Cost	Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)
Amortizable intangibles:
Customer relationships	$171	$20	$151	$81	$7	$74
Concession and land use rights	152	8	144	88	2	86
Power purchase agreements and contracts	64	43	21	58	19	39
Software costs	42	21	21	12	6	6
Other	4	4	—	4	2	2

Total amortizable intangibles	$433	$96	337	$243	$36	207
Nonamortizable intangibles:
Elektra concession rights			31			30
Promigas trademarks			25			—

Total nonamortizable intangibles			56			30

Total intangibles			$393			$237

     Goodwill — AEI evaluates goodwill for impairment each year as of August 31at the reporting unit level which, in most cases, is one level below the operating segment. Generally, each Company business constitutes a reporting unit. During 2008 and 2007, reporting units were generally acquired in separate transactions. In 2006, the acquisition of PEI and Promigas resulted in the acquisitions of several businesses with multiple reporting units. Promigas reporting units are primary segments at the Promigas level. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value. There was no goodwill impairment recognized in the three years ended December 31, 2008.
     Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur and Promigas, and the value of certain favorable long-term power purchase agreements held by several power generation businesses. The amortization of the power purchase agreements may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. At December 31, 2008 and 2007, the Company also has intangible liabilities of $57 million and $65 million, respectively, which represent unfavorable power purchase agreements held by three of the power generation businesses (see Note 17).
     On December 31, 2007, ENS voluntarily terminated its 20-year power purchase agreement, with such termination becoming effective as of April 1, 2008. The voluntary termination allows ENS to participate in the compensation system provided by the law (see Note 25). An intangible asset in the amount of $6 million associated with the long-term power purchase agreement was written off and included in amortization expense in 2007.
     The following table summarize the estimated amortization expense for the next five years and thereafter for intangible assets as of December 31, 2008:

Millions
of
dollars (U.S.)
2009	$31
2010	26
2011	23
2012	21
2013	18
Thereafter	218

Total	$337

13. OTHER ASSETS
     Other assets consist of the following:

	December 31,
	2008	2007
	Millions of
	dollars (U.S.)
Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$169	$161
Promigas customers	128	113
Elektro customers	8	12
Furnas	—	11
Other	1	1

	306	298
Net investments in direct financing leases (see Notes 3 and 4)	63	174
Regulatory assets	49	10
Deferred income taxes	265	334
Investments in debt securities	192	306
Restricted cash (Note 7)	49	128
Deferred financing costs, net	22	22
Other miscellaneous investments	7	10
Other deferred charges	160	94
Other noncurrent assets	86	59

Total	$1,199	$1,435

     Long-Term Receivables from Customers — San Felipe’s power purchase contract with its off-taker, Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”), includes a provision whereby CDEEE shall pay directly or reimburse San Felipe for any type of tax and associated interest or surcharges incurred by San Felipe in the Dominican Republic. The Company has reflected in other liabilities $169 million ($161 million in 2007) of accrued income and withholding taxes and associated penalties and interest and an offsetting long-term receivable from CDEEE for the reimbursement of these tax items.
     Promigas, through its subsidiaries in the local natural gas distribution sector, has unsecured long-term receivables with customers for installation services and other notes receivables, with interest rates at an average of 31.5% annually, collected in Colombian pesos through monthly installments payable over a period of one to six years. The interest rate applied each year is the maximum legal rate allowed by the Superintendent of Finance, the Colombian regulatory body.
     Net investment in direct financing lease — EPE entered into long-term power supply agreement to sell all the electric power generated by EPE to Furnas. The power purchase agreement between EPE and Furnas was amended in July 2005 and is currently in arbitration as discussed in Note 4. As a result of the 2005 amendment, the Company determined that the power supply agreement should be accounted for as an in-substance finance lease. The lease inception date was July 1, 2005. As of December 31, 2008, the Company determined, based on the continuing lack of gas supply and status of the arbitration, that the power supply agreement should no longer be accounted for as an in-substance financing lease. As a result, the lease receivable balance was reclassified to property, plant and equipment. In addition, the Company acquired DCL in July 2008 and determined that the power purchase agreement of DCL should be accounted for as a direct financing lease.
     The components of the net investments in direct financing leases for DCL as of December 31, 2008 and EPE as of December 31, 2007 are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Total minimum lease payments to be received	$440	$484
Less amounts representing executory costs	(180)	(208)

Total minimum lease receivables	260	276
Less allowance for uncollectibles	(9)	(40)
Less unearned income	(178)	(82)
Less estimated residual value of leased properties	—	20

Net investments in direct financing leases	73	174
Current portion	10	—

Long-term portion	$63	$174

     As of December 31, 2008, the current portion of net investment in the DCL direct financing lease is classified in prepaids and other current assets. As of December 31, 2008, the EPE direct financing lease was constructively terminated (see Note 4) and, therefore, no balances are included above. As of December 31, 2007, as a result of the allowance established in connection with the arbitration, there was no current balance for EPE direct financing lease. The entire lease investment in EPE direct financing lease is considered noncurrent as of December 31, 2007.
     Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Available-for-sale debt securities:
Matured debt securities included in debt restructuring agreements:
Fair value at beginning of period	$282	$268	$225
Purchases of additional securities in exchange for AEI common stock	—	82	—
Purchases of additional securities for cash	—	5	21
Sale of existing securities	(38)	—	(12)
Conversion to equity securities	—	(74)	—
Realized loss on sale of securities	(14)	—	—
Unrealized net gain (loss) affecting other comprehensive income	(62)	1	34

Fair value at end of period	168	282	268

Corporate debt securities:
Fair value at beginning of period	—	24	24
Unrealized net loss affecting other comprehensive income	—	(24)	—

Fair value at end of period	—	—	24

Total available-for-sale securities, end of period	168	282	292

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	22	22	—
Promissory notes	2	2	2

Total held-to-maturity securities, beginning and end of period	24	24	2

Total	$192	$306	$294

     On May 20, 2008, the Company sold its interests in debt securities of Gas Argentino S.A. (“GASA”) that were recorded in the Company’s balance sheet as available-for-sale securities for $38 million in cash. The Company realized a loss of $14 million on the sale of these available-for-sale securities.
     The Company’s available-for-sale securities as of December 31, 2008 consist primarily of matured debt securities of an Argentine holding company, Compañía de Inversiones de Energía S.A. (“CIESA”), which holds controlling interests in Transportadora de Gas del Sur S.A. (“TGS”), an Argentine gas transportation company. Sales of available-for-sale securities in the future could result in significant realized gains or losses. See Note 19.
14. ACCRUED AND OTHER LIABILITIES
     Accrued and other liabilities consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Employee liabilities	$48	$45
Deferred income taxes	10	56
Other taxes:
Value added taxes	40	42
Taxes on revenues	13	18
Withholding taxes	25	19
Governmental taxes	11	11
Other	31	14
Interest	42	30

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Customer deposits	64	14
Dividends payable to noncontrolling interests	17	15
Regulatory liabilities	35	89
Tax and legal contingencies	19	15
Cost Increase Protocol payable — Trakya (see Note 17)	37	—
Deferred revenues	32	22
Other accrued expenses	47	55
Other	123	80

Total	$594	$525

15. LONG TERM DEBT
     Long-term debt consists of the following:

	Variable or	Interest	Final	December 31,
	Fixed Rate	Rate (%)	Maturity	2008	2007
	Millions of dollars (U.S.), except interest rates
Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	4.5	2014	$936	$979
Revolving credit facility, U.S. dollar	Variable	3.8	2012	390	345
Synthetic revolving credit facility, U.S. dollar	Variable	3.5	2012	105	105
PIK note, U.S. dollar	Fixed	10.0	2018	352	319
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	2.1 - 5.3	2009 - 2015	87	82
Cuiabá, U.S. dollar notes	Fixed	5.9	2015 - 2016	97	99
Delsur, U.S. dollar	Variable	6.5 - 7.0	2015	73	100
DCL, Pakistan Rupee	Variable	14 - 18.6	2009 - 2019	77	—
EDEN, U.S. dollar	Variable	4.2	2013	37	44
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	6.9	2018	20	—
Elektra, U.S. dollar revolving credit facility	Variable	4.3 - 5.5	2009	25	—
Elektro, Brazilian real debentures	Variable	15.5 - 22.8	2011	238	287
Elektro, Brazilian real note	Variable	5.0 - 12.3	2010 - 2020	132	127
ENS, Polish Zloty loans	Variable	7.5 - 8.0	2009 - 2018	67	77
Luoyang, Chinese Renminbi	Variable	6.1 - 13.0	2009 - 2016	133	—
PQP, U.S. dollar notes	Variable	4.2 - 4.9	2015	88	90
Promigas, Colombian peso debentures	Variable	15.1 - 15.9	2011 - 2012	116	129
Promigas, Colombian peso notes	Variable	12.0 - 14.0	2009 - 2011	534	253
Promigas, U.S. dollar notes	Variable	4.2 - 5.9	2012	291	26
Trakya, U.S. dollar notes	Fixed	—	2008	—	26
Trakya, U.S. dollar notes	Variable	—	2008	—	21
Others, U.S. dollar notes and Chinese Renminbi	Fixed and Variable	6.1 - 10.5	2009 - 2014	65	56

				3,962	3,264
Less current maturities				(547)	(749)

Total				$3,415	$2,515

     Interest rates reflected in the above table are as of December 31, 2008. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of December 31, 2008 was 1.4%.
     Long-term debt includes related party amounts of $603 million and $721 million as of December 31, 2008 and 2007, respectively, from shareholders associated with both the Company’s senior credit facility and PIK notes. Long-term debt also includes related party amounts of $97 million and $99 million as of December 31, 2008 and 2007, respectively, from loans provided to Cuiabá by other shareholders in the project.

     Aggregate maturities of the principal amounts of all long-term debt obligations of AEI and its consolidated subsidiaries for the next five years and in total thereafter are as follows:

Millions
of
dollars (U.S.)
2009	$547
2010	500
2011	578
2012	784
2013	119
Thereafter	1,434

Total	$3,962

     The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies (see Note 25). Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for EDEN and DCL as mentioned below, were in compliance with their respective debt covenants as of December 31, 2008.
     Senior Credit Facility — As of March 30, 2007, AEI refinanced its $1 billion credit facility originally dated May 23, 2006 with various financial institutions, raising funds under a new $1.5 billion credit facility, which consists of a $1 billion term loan, a $105 million synthetic revolver, and a $395 million revolver. The refinancing was treated as an early extinguishment of debt and the difference between the reacquisition price and the net carrying amount plus any previously capitalized costs and reacquisition costs was recognized as a loss on early retirement of debt in the amount of $26 million. The refinanced term loan amortizes 30% of the principal over seven years in equal quarterly principal payments, and the remaining outstanding principal will be repaid at the end of the seventh year. The synthetic revolver and the revolver have no mandatory amortization, and amounts borrowed may be repaid and reborrowed. The synthetic revolver and the revolver each have a term of five years with the primary difference in the two revolver facilities being the undrawn commitment fee of 3% from the synthetic revolver and 0.5% for the revolver. At AEI’s election, the term loan accrues interest at LIBOR plus 3% or the rate most recently established by the designated administrative agent under the loan agreement as its base rate for dollars loaned in the United States plus 1.75%. The purpose of this credit facility was to refinance the existing senior and bridge loan on better terms and pricing and to provide for a revolver facility that will provide the Company with additional liquidity. The credit facility is secured by the pledge of shares in current and future direct project holding companies and all loans provided by AEI to its subsidiaries.
     The senior credit facility contains a number of financial covenants which restrict the activities of the Company. The more significant financial covenants include certain interest coverage ratios on a stand-alone basis and leverage ratios (net debt to earnings before interest, taxes, depreciation and amortization, as defined “EBITDA”) on a consolidated basis. The Company was in compliance with these debt covenants as of December 31, 2008. The senior credit facility does not require reserves for debt service. For further information regarding hedging activity related to this debt instrument, see Note 19.
     Payment in Kind (PIK) Notes — On May 24, 2007, AEI issued new Subordinated PIK Notes in the aggregate principal amount of $300 million and redeemed its $527 million Subordinate PIK notes issued in September 2006, plus $52 million in accrued interest. A loss on early retirement of debt of $7 million was recorded. The cash proceeds from the original PIK notes issued were used to pay a portion of the purchase price in the PEI acquisition and for general corporate purposes. The existing Subordinated PIK Notes bear interest at 10%, and mature on May 25, 2018. Interest is payable semiannually in arrears (on May 25 and November 25 each year) and is automatically added to the then outstanding principal amount of each note on each interest payment date.
     Events of default under the PIK Note Purchase Agreement are limited and include among other customary items: (1) an AEI failure to timely repay note principal, interest, and any applicable redemption premium; (2) an AEI failure to make payments or perform other obligations with respect to other AEI indebtedness having a principal amount in excess of $50 million or the acceleration of any such indebtedness; and (3) AEI becoming insolvent, filing for bankruptcy protection, or having a court appoint a trustee with respect to a substantial portion of its property or enter an order in respect of AEI for bankruptcy protection.

     The notes are expressly subordinate to AEI’s existing senior and bridge loans. The noteholders agree not to accelerate the payment of the note obligations or exercise other remedies available to them with respect to the notes until satisfaction of all obligations under AEI’s existing senior and bridge loan facilities.
     AEI may, upon notice to the noteholders, redeem the notes prior to maturity by paying the then outstanding principal amount of the note, plus a redemption premium, together with any accrued but unpaid and uncapitalized interest. The redemption premium is as follows: May 24, 2009-104%, May 24, 2010-106%, May 24, 2011 and thereafter-108%.
     On March 11, 2009 the Company, upon amendment of the PIK Note Purchase Agreement, issued an option to all of our PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged. Additionally, the amendment allows the Company to purchase the PIK notes in the open market, subject to certain conditions. In March 2009, various Ashmore Funds, which holds PIK notes, agreed to exchange PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock.
     Cálidda — The $27 million senior loan bears interest at LIBOR plus 3.9%. Principal is due in quarterly installments beginning April 2007 through April 2015. The loan is guaranteed with a mortgage on Cálidda’s fixed assets related to its gas distribution concession, which had a net book value at December 31, 2008 of $106 million. Cálidda and its external lenders signed a trust contract that established the transfer to the lenders of the rights to the collection and flow of funds received by Cálidda related to its gas distribution concession. This mortgage and trust contract established a first and preferred mortgage on Cálidda’s gas distribution concession and related assets, in favor of the lenders.
     Cálidda also has an additional subordinated loan for $47 million. Interest accrues at LIBOR plus 0.30% and is payable quarterly. In March 2008, the principal maturity was extended to March 2009 and the interest rate was increased to LIBOR plus 0.7%. The loan is collateralized with a $48 million letter of credit with a maximum facility of $47 million. The letter of credit is cash collateralized with $29 million.
     Cuiaba — The debt consists of a group of unsecured promissory notes with the other shareholder bearing weighted average fixed interest rates of 5.9%. Principal and interest payments are due annually, with final maturities in 2015 and 2016. The notes contain certain prepayment and rollover provisions.
     Delsur — Delsur entered into a $75 million senior secured term loan in August 2008 in order to refinance the $100 million bridge loan used to finance the Delsur acquisition. The additional bridge loan principal balance was primarily repaid with cash received from capital contributions made by the Company. The loan bears interest at LIBOR (with a 3% floor) plus a variable margin of 3.5% to 4%. The loan matures in 2015 and is secured by a debt service reserve account and the fixed assets of Delsur, with interest and principal payable quarterly. The fixed assets of Delsur had a net book value at December 31, 2008 of $76 million. Financial covenants include maintenance of certain leverage ratios, debt service coverage ratios and interest service coverage ratios.
     DCL — DCL obtained a 5.15 billion Rupees ($66 million) long-term bank loan in 2005 to finance construction and equipment costs of the power generation facility. The loan bears interest at the Karachi Interbank Offered Rate (“KIBOR”) base interest rate on lending and is payable quarterly. Principal payments are due quarterly with maturity in 2019. The outstanding balance of this facility as of December 31, 2008 is 4.686 billion Rupees ($59 million). The loan is secured by DCL’s fixed and current assets.
     DCL also has short-term bank loans of 1.638 billion Rupees ($18 million) for general working capital purposes and a proposed Phase II expansion. The loans bear interest at the KIBOR base interest rate on lending plus 3% to 4%. Interest is payable quarterly and the loans are secured by current assets.
     For further information regarding notification of default from DCL’s lenders, see Note 25.
     EDEN — The financing consists of an unsecured loan agreement maturing in 2013. Principal and interest are payable on a quarterly basis. The loan bears interest at LIBOR plus 2.8% in 2009 and LIBOR plus 3.3% for the remaining four years.
     In order to complete the acquisition of AESEBA, which owned 90% of the equity of EDEN (see Note 3), a waiver from third party lenders of the debt mentioned above was required due to the following covenants: change in control, change in the operator and cross default. The transfer of shares from the previous owner to the Company was completed on June 26, 2007, constituting a breach of the existing credit agreement for this debt causing EDEN to be in default. The designated administrative agent, upon receipt of instructions from the lenders, may declare the principal, accrued interest, and all other obligations to be due and payable. EDEN has not been notified of the execution of such actions by the lenders. The loan balance of $37 million is classified as current at December 31, 2008.
     Elektra — Elektra has notes payable under a senior debt agreement totaling $100 million, which is recorded at $99 million, net of $1 million unamortized discount at December 31, 2008. The notes have a fixed interest rate of 7.6%, payable semiannually, and mature in 2021. Principal payment is due upon maturity. The notes maintain a senior credit position and are unsecured. The notes also require reserves for insurance and debt service.
     On October 20, 2008, in a public offering, Elektra issued a $20 million aggregate principal amount of unsecured and unsubordinated corporate bonds due October 20, 2018. The bonds rank pari passu amongst equal in right of payment with all other unsecured and unsubordinated obligations. The bonds bear interest at LIBOR plus 2.4% per annum, payable on a quarterly basis. Principal is due upon maturity. The proceeds from the offering of the bonds will be used to fund current and future capital expenditures and for general corporate purposes. The bonds are subject to additional terms and conditions which are customary for this transaction. Loan covenants include maintenance of debt coverage ratios and other provisions.
     Elektra maintains revolving credit lines for an aggregate amount of $50 million to finance working capital and energy purchases from suppliers. The line of credit is unsecured and has a variable interest rate of LIBOR plus 1.5% to 2.5%, payable on a monthly basis. Floor rates of 5.5% and 5.8% exist for two of the revolving agreements. These facilities mature within one year from the date of issuance. In addition, certain of Elektra’s credit facilities require that it meet and maintain certain financial covenants, including debt coverage ratios and interest coverage ratios.
     Elektro — The debt consists of public debentures issued in the amount of approximately 750 million Brazilian reais which were issued in three series that mature in equal installments in 2009, 2010 and 2011. The debentures accrue interest at 11.8% per year and are indexed to the Brazil market general price index (IGP-M) for the first series, and are indexed to the Brazil Interbank interest rate (CDI) plus 1.7% per year for the second and third series. Interest is payable annually for the first series and semiannually for the second and third series. The principal of the debentures are unsecured. Interest payments are secured through a pledge of funds held in a reserve account, which had a balance of $2 million and $5 million at December 31, 2008 and 2007, respectively. A balance of 550 million Brazilian reais ($238 million) remains outstanding for these public debentures as of December 31, 2008, as Elektro fully executed the third series call option in September 2007 and executed a tender offer in December 2007 for the second series, which resulted in a repurchase of 288 million reais ($163 million) during 2007.
     Elektro has also been provided with financing by BNDES — Banco Nacional de Desenvolvimento Econômico e Social (The Brazilian Development Bank), by Eletrobrás, the Brazilian state-owned electric company and by FINEP — Brazilian Agency to finance research and development projects. These financings were provided for various capital expenditure and regulatory programs. These loans have maturities from 2010 through 2020 and accrue interest based on the Global Reversion Reserve fund rate (“RGR”) plus 5% per year or on the Brazil long-term interest rate, Taxa de Juros de Longo Prazo (“TJLP”), plus spreads from 0.9% to 6%. As of December 31, 2008, the total principal balances of these financings were 306 million Brazilian reais ($132 million). These financings are secured either by a pledge of collections flow or by bank letter of guarantee.
     A summary of the relevant interest rates and indices for Brazil is as follows:

December 31, 2008
CDI	12.3%
IGP-M	9.8%
RGR	0.0%
TJLP	6.2%
     ENS — On April 1, 2008, ENS amended and converted its $77 million U.S. dollar denominated loan into an equivalent Polish zloty (“PLN”) loan concurrent with the change from its U.S. dollar-linked 20-year power purchase agreement guaranteed by the Polish government to a market-based PLN-denominated medium-term PPA and Polish government stranded costs compensation program approved by the EU. In addition, ENS has amended its existing credit facility to extend the tenor by 3.5 years (including a 15-month grace period) and reduce the margin on interest rate to 1.1% — 1.4%. The loan is secured by all of ENS’s assets, which had a net book value at December 31, 2008 of $96 million, and a pledge of shares. The loan balance as of December 31, 2008 was 173 million Polish zloty ($58 million). Principal and interest payments are due quarterly. The loan requires reserves for debt service and maintenance. Together with the refinancing, a new 40 million Polish zloty ($14 million), three-year revolving working capital facility was also established. For further information regarding hedging activity related to this debt instrument, see Note 19. Given that the future revenues and credit facilities of ENS will be in Polish zloty, ENS changed its functional currency from U.S. dollars to Polish zloty as of April 1, 2008.
     Luoyang — Luoyang obtained a 751 million Renminbi ($110 million) long-term bank loan in 2004 to finance construction and equipment costs of a power generation facility. The loan bears interest at the PBOC base interest rate on lending and is payable quarterly. Principal payments are due semiannually with maturity in 2016. The outstanding balance of this facility as of December 31, 2008 is 660 million Renminbi ($97 million). The loan is secured by an assignment of rights to the collection of the electricity and steam revenue of Luoyang. The loan agreement contains covenants which include certain restrictions on the disposal of fixed assets, changes in shareholding structure and providing guarantees to a third party. In November 2008, Luoyang signed a supplementary agreement with the China Development Bank to restructure the loan. Under this supplementary agreement, the timing of the principal payments remains unchanged but the payment amounts have been restructured. At the same time, all shareholders of Luoyang have signed a share pledge agreement with the China Development Bank. This share pledge agreement contains covenants which require pre-approval by the China Development Bank for dividend distributions.
     Luoyang also has short-term bank loans of 248 million Renminbi ($36 million) for general working capital purposes. The loans bear interest at 1.1 to 1.5 times the PBOC rate and 6.1% to 13.0% per annum. Interest is payable monthly or quarterly and principal payments are due in 2009. The loans are secured by fixed assets and the land use rights of Luoyang, which have a net book value of $161 million at December 31, 2008.
     PQP — The financing for PQP includes notes payable and a revolving line of credit with a syndicate of commercial banks. The notes have variable interest rates of LIBOR plus 2.8%, with principal payable semiannually and interest payable quarterly and mature in 2015. The notes have reserve requirements for debt service, which are revised quarterly on the debt service dates. For further information regarding hedging activity related to this debt instrument, see Note 19. The revolving line of credit is part of the same credit agreement as the notes, bearing a rate of 0.5% for unused portions, 1.7% for letters of credit issuance, and LIBOR plus 2.0% for outstanding amounts. The revolving credit line matures in 2012 and is renewable for one year periods through 2015. Both credit facilities are secured by all of PQP’s assets, which had a net book value as of December 31, 2008 of $100 million, including major power purchase and fuel supply contracts and PQP’s power barges.
     Promigas — Promigas’s long-term debt financing consists of Colombian peso debentures, Colombian peso notes, and U.S. dollar notes with local and international commercial banks.
     The debentures were issued from 2001 to 2004 and accrue interest at the Colombian Consumer Price Index (“CCPI”) plus 7.4% to 7.5%. Interest is payable quarterly, semi-annually and annually. The debentures mature in 2011 (160 billion Colombian pesos or $71 million) and 2012 (100 billion Colombian pesos or $45 million).
     The peso notes bear interest at rates ranging from 12% to 14%. The maturities of these notes vary from one to three years, with some principal payments due semiannually, while other loans were contracted under a bullet payment structure. Interest payments are due either monthly or quarterly. No assets are pledged as collateral under these loan facilities.
     Promigas U.S. dollar notes have interest rates ranging from LIBOR to LIBOR plus 2.5%, maturities in 2012, interest payments due either quarterly or semiannually, and no collateral requirements.
     SIE financing consists of various promissory notes with local commercial banks and a term loan with other financial institutions. The promissory notes are both denominated in Colombian peso, approximately $239 million, and U.S. dollar, approximately $8 million. Of the Colombian peso notes, $231 million bear various interest rates between 13.9% and 15.5%, while $8 million has a fixed interest rates ranging from 14.4% to 15.5%. Of the U.S. dollar notes, the note bears a variable interest rate of LIBOR plus 4.75%. Principal payments are due semiannually, with final maturities ranging from 2009 to 2011. Interest payments are due either quarterly or semiannually.
     The term loan was created by a credit agreement entered into in December 2007 for an amount of up to $250 million. The first draw in December 2007 for an amount of $189 million and the second draw in January 2008 for the remaining $61 million contained terms of a maturity of 5 years and with payments delayed for the first 30 months of the term. The term loan bears interest at LIBOR plus 4.5% and is subject to leverage ratios. This is subordinated debt and is guaranteed by Gazel and other related affiliates.

16. INCOME TAXES
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.
     The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.
     Income Tax Provision — The provision for income taxes on income from continuing operations are comprised of the following:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)
Current:
Cayman Islands	$—	$—	$—
Foreign	205	106	64

Total current	205	106	64

Deferred:
Cayman Islands	—	—	—
Foreign	(11)	87	20

Total deferred	(11)	87	20

Provision for income taxes	$194	$193	$84

     Effective Tax Rate Reconciliation — A reconciliation of the Company’s income tax rate to its effective tax rate as a percentage of income before noncontrolling interest and taxes, is as follows:

	December 31,
	2008	2007	2006
Statutory tax rate — Cayman Island	0.0%	0.0%	0.0%
Foreign tax rate differential	36.4%	42.0%	64.7%
Tax credits	0.0%	0.0%	(1.1)%
Change in valuation allowance	4.4%	14.0%	31.0%

Effective tax rate	40.8%	56.0%	97.6%

     The effective tax rate reconciliation for the “Statutory Tax Rate — Cayman Islands” takes into account net losses of $200 million, $218 million and $88 million in 2008, 2007 and 2006, respectively, which do not generate a tax benefit by virtue of the 0% statutory tax rate in the Cayman Islands.
     The Company provides for uncertain tax positions pursuant to FIN 48. Uncertain tax positions have been classified as non-current income tax liabilities unless expected to be paid in one year. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.
     The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the following years:

	For the Years
	Ended December 31,
	2008	2007
	Millions of dollars (U.S.)
Unrecognized tax benefit, January 1	$50	$51
Gross increases, tax positions in prior period	4	5
Gross decreases, tax positions in prior period	—	(12)
Gross increases, tax positions in current period	12	16
Settlements	—	(1)
Lapse of statute of limitations	(5)	(9)

Unrecognized tax benefit, December 31	$61	$50

     Included in the balance of unrecognized tax benefits at December 31, 2008, are $50 million of tax benefits that, if recognized, would affect the effective tax rate.
     Related to the unrecognized tax benefits noted above, the Company accrued penalties of $15 million and interest of $6 million during 2008 and in total, as of December 31, 2008, has recognized a liability for penalties of $61 million and interest of $35 million.
     The Company does not believe it is reasonably possible that the total amount of the unrecognized tax benefits will significantly change within the next 12 months.
     The Company is subject to taxation in various countries around the world. Certain income tax returns of the Company’s non-U.S. subsidiaries remain open to examination by the respective taxing authorities as follows:

Jurisdiction	Years
Argentina	2004-present
Bolivia	2005-present
Brazil	2004-present
Colombia	2006-present
Dominican Republic	1998-June 2001 and 2004-present
Panama	2006-present
Philippines	2005-present
Poland	2004-present
Turkey	2004-present
     Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to adjustment by the taxing authorities. The Company believes that its tax positions comply with applicable tax law and intends to defend its positions through appropriate administrative and judicial processes. The Company believes it has adequately provided for any probable outcome related to these matters.
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of the Company’s temporary differences and carryforwards are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Deferred tax assets:
Inventory	$7	$—
Goodwill	23	71
Accrued expenses	133	244
Operating losses and tax credit carryforwards	216	236
Reserves	101	—
Foreign currency and other	5	39
Valuation allowance	(193)	(168)

Total deferred tax assets	292	422
Deferred tax liabilities:
Fixed assets	$(158)	$(201)
Foreign currency and other	(7)	(25)

Total deferred tax liabilities	(165)	(226)

Total deferred tax assets (liabilities)	$127	$196

     The Company has net operating loss carryforwards in several jurisdictions that expire between 2009 and 2018. The tax effected amount of these net operating loss carryforwards was $85 million at December 31, 2008 and $48 million at December 31, 2007. The Company also has net operating loss carryforwards in jurisdictions in which the net operating losses never expire. The tax effected amount of these net operating loss carryforwards were $125 million at December 31, 2008 and $164 million at December 31, 2007.

     The Company also had tax credits in jurisdictions in which the credit will never expire. The amounts of these credits were $0 million at December 31, 2008 and $1 million at December 31, 2007. Expiration of the Company’s net operating losses and tax credits for the next five years and in total thereafter, is as follows:

	Carryforward
	NOL	Tax Credit
	Millions of dollars (U.S.)
2009	$4	$—
2010	9	—
2011	5	—
2012	26	—
2013	14	1
Thereafter	27	5
Unlimited	125	—

Total	$210	$6

     The Company records a valuation allowance when it is more likely than not that some portion or all of deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The balance of the valuation allowances was $193 million at December 31, 2008 and $168 million at December 31, 2007.
17. OTHER LIABILITIES
     Other liabilities consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Deferred revenue	$437	$414
Special obligations	192	241
Uncertain tax positions (see Note 16)	156	125
Notes payable to unconsolidated affiliates	109	120
Tax and legal contingencies (see Note 25)	68	81
Unfavorable power purchase agreements (see Note 12)	57	65
Taxes payable — San Felipe (see Note 25)	66	59
Capital lease obligations (see Note 13)	48	30
Cost Increase Protocol payable — Trakya	25	12
Interest	22	22
Pension and other postretirement benefits (see Note 24)	14	10
Regulatory liabilities	25	34
Other	112	63

Total	$1,331	$1,276

     Special obligations — These obligations represent consumers’ contributions to the cost of expanding Elektro’s electric power supply system. The assets acquired using the funds provided by consumers or the assets provided to the Company by consumers under the regulations of special obligations, are currently depreciated based on the average assets’ useful lives as established by ANEEL — Agência Nacional de Energia Elétrica (“ANEEL”), the regulator of the Brazilian electricity sector. The special obligation balance began being amortized in August 2007 using the average depreciation rates of property, plant, and equipment.
     Capital lease obligations — Summarized below are the future obligations relating to capital leases for certain pipelines and equipment in which Promigas and Elektro are the lessees. The related capital leases are recorded as obligations in the amount of $57 million ($37 million in 2007), with rates from 14% to 16%. At December 31, 2008 and 2007, the gross assets under capital leases were $57 million and $31 million and accumulated amortization amounted to $15 million and $5 million, respectively. The leases are all nonrecourse to AEI.

     Aggregate maturities of the principal amounts of all capital lease obligations of AEI and its consolidated subsidiaries, for the next five years and in total thereafter, are as follows.

Millions of dollars (U.S.)
2009	$12
2010	18
2011	11
2012	16
2013	6
Thereafter	8

Future minimum lease payments	71
Less amount representing interest	14

Total	$57
     Cost Increase Protocol payable — During the third quarter of 2008, Trakya reached a settlement with the Turkish government with respect to a tariff adjustment under Trakya’s Cost Increase Protocol (“CIP”) and agreed to pay approximately $63 million over a two-year period commencing in September 2008, with such payments to be made by reduction of invoices to TETAS, the Turkish state-run off-taker of Trakya’s energy supply. Over the two-year period, interest will accrue on the unpaid balance at six-month LIBOR plus 3%.
18. LEASE COMMITMENTS
     The Company determined that the power purchase agreements entered into by Trakya, San Felipe, JPPC and Tipitapa and certain arrangements of Promigas subsidiaries are operating leases.
     Future minimum lease payments associated with all leases to be received for the next five years and in total thereafter are as follows:

	Direct
	Financing	Operating
	Millions of dollars (U.S.)
2009	$10	$174
2010	1	71
2011	1	72
2012	1	68
2013	1	68
Thereafter	59	151

Total	$73	$604

     For the years ended December 31, 2008, 2007 and 2006, contingent rental income from the above mentioned operating leases was $10 million, $10 million and $2 million, respectively.
     The company also entered into various operating leases for land, offices, office equipment and vehicles as lessee. Future minimum lease payments associated with all operating leases to be paid for the next five years and in total thereafter are as follows:

Millions of dollars (U.S.)
2009	$16
2010	13
2011	11
2012	10
2013	10
Thereafter	31

Total	$91

19. FAIR VALUE OF FINANCIAL INSTRUMENTS
     FASB Statement No. 157, Fair Value Measurements (“SFAS No. 157”), defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. AEI deferred the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.
     SFAS No. 157 creates a fair value hierarchy to prioritize inputs used to measure fair value into three levels giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs. The three levels are defined as follows:
     Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.
     Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.
     Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgment and/or estimates.
     The following table represents AEI’s assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Assets	2008	(Level 1)	(Level 2)	(Level 3)
	Millions of dollars (U.S.)
Available-for-sale securities	$168	$—	$168	$—
Derivatives	1	—	1	—

Total assets	$169	$—	$169	$—

Derivatives	$64	$—	$64	$—

Total liabilities	$64	$—	$64	$—

     Available-for-sale securities — The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, an Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement, entered into in 2005. On January 8, 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.
     The approximate current fair market value of the securities at December 31, 2008 and December 31, 2007 was $168 million and $233 million, respectively. The value as of December 31, 2008 considers the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s ownership of 55% of TGS. The value at December 31, 2007 is based on 25.5% of TGS equity value considering the terms of the debt restructuring agreement at that time. The valuation decreased below the original cost beginning in the fourth quarter of 2007 and remains in an unrealized loss position due to the decline in the stock price of TGS. The TGS stock trades on both the Argentine and New York stock exchanges, which have recently been impacted by the current local and world financial crises. The decline in the valuation from its cost through December 31, 2008 has resulted in $77 million of unrealized losses, or 31% less than cost, in the Company’s other accumulated comprehensive income account.

     At each period end, including as of December 31, 2008, in order to evaluate any impairment, the Company applies a systematic methodology which considers the severity and duration of any impairment as well as any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. The Company also evaluated the near-term prospects of the successful receipt of the required governmental and regulatory approvals, considered the historical and current operating results of TGS, and considered collection of the value of the securities in a bankruptcy or a negotiated resolution. The debt securities, which represent a claim against the assets of CIESA (consisting primarily of the 55% interest in TGS), could still ultimately be exchanged for CIESA or TGS equity. At December 31, 2008, the approximate fair value of the TGS stock that would be expected to be received was $168 million. The Company believes that the ultimate outcome of the debt will be conversion into an asset at least equal to the original cost of the securities, whether through bankruptcy or a negotiated resolution.
     Considering the limited duration for which the securities have been in a loss position, the historical volatility of the securities value, current market conditions, the Company’s intent regarding the conversion to equity of CIESA through one of various alternatives to gain a controlling interest in TGS and the Company’s ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as of December 31, 2008.
     In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole shareholder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition, and, in April 2009, the Company initiated bankruptcy proceedings against CIESA. The Company will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.
     Derivative Instruments — Most of the Company’s derivative instruments are designated and qualify as hedges. Net unrealized losses of $43 million and $25 million were recorded in accumulated other comprehensive income during 2008 and 2007, respectively. Less than $1 million loss for 2008 and no gain or loss for both 2007 and 2006 were reclassified from accumulated other comprehensive income into interest expenses. As of December 31, 2008, deferred net losses of $1 million on interest rate swaps recorded in accumulated other comprehensive income are expected to be reclassified into interest expenses during the next twelve months.
     Interest Rate Swaps — The Parent and operating companies entered into various interest rates swap agreements to limit their interest rate risk exposures to variable-rate debt. As of December 31, 2008, the floating rate debt of the Parent Company consisted primarily of a $1 billion term loan facility that has an interest rate based on LIBOR (see Note 15). The Company has entered into three to five year interest rate swap agreements, designated as cash flow hedges, to eliminate the variability of cash flows in the interest payments on up to $600 million of the $1 billion. The weighted average interest rate on the swaps is currently 4.9%. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows attributable to fluctuations in LIBOR on the loan. During January 2009, the Company, through a series of interest rate swaps, hedged the remaining unhedged portions of its term loan through its maturity in March 2014. The total notional amount of the hedges range from $325 million to $765 million through maturity. The weighted average interest rate on the swaps is currently 2.5%.
     PQP entered into an interest rate swap agreement in November 2007, designated as cash flow hedge, to hedge 50% of the outstanding balance of its LIBOR-based U.S. dollar denominated loan facility to fix its interest rate at 5.03%. As of December 31, 2008 and 2007, the notional amount of this interest rate swap, which matches with 50% the outstanding loan balance, was $41 million and $45 million, respectively.
     In April 2008, ENS, as a result of debt refinancing (see Note 15), terminated its original interest rate swap agreement which was used to hedge the entire balance of its floating interest rate exposure on a commercial bank syndicated loan and entered into new interest rate swap agreements to hedge 85% of its Polish zloty denominated senior loan to fix its interest rate at 5.8% (the remaining 15% will be hedged upon expiration of the 15-month grace period).

     Net Investment Hedges — The Company uses hedge transactions, designated as fair value hedges, to protect its net investment in Elektro and Promigas against adverse changes in the exchange rate between the U.S. dollar and the Brazilian real and between the U.S. dollar and the Columbia Peso. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency (Brazilian real and Columbia Peso) of the hedged investment and AEI’s functional currency (U.S. dollar), no material ineffectiveness is anticipated.
     The Company recorded $3 million of gain and $1 million of loss as currency translation adjustments related to these hedges in 2008 and 2007, respectively.
     The Company also entered into certain derivative contracts which were not designated as hedging instruments. These contracts were entered to economically hedge foreign exchange risk associated with Brazilian real-based dividends received from Elektro and Colombia Peso-based dividends received from Promigas on a recurring basis. The Company recognized $7 million, $(14) million and less than $1 million foreign currency transaction gain (loss), net, in 2008, 2007 and 2006, respectively, related to these derivatives.
     Fair Value of Financial Instruments — The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of interest rate swaps and foreign currency forwards and swaps is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.
     The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.
     The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Millions of dollars (U.S.)
Assets:
Notes receivable from unconsolidated subsidiaries	$120	$123	$122	$120
Investment in debt securities, including available-for-sale securities	192	192	306	306
Foreign currency forwards and swaps	1	1	2	2
Liabilities:
Interest rate swaps	64	64	25	25
Long-term debt, including current maturities	3,962	3,753	3,264	3,292
     The Operating Companies that rely upon one or a limited number of customers are subjected to concentrations of credit risk with respect to accounts receivable. In several instances, the obligations of the sole customers are supported by guarantees and other forms of financial support by the respective foreign governments, or government-owned or controlled agencies or companies. As of December 31, 2008 and 2007, one customer accounted for 18% and 14% of accounts receivable, respectively.

20. PER SHARE DATA
     Basic and diluted earnings (loss) per share attributable to AEI were as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006
Basic earnings (loss) per share attributable to AEI:
Income (loss) from continuing operations attributable to AEI (millions of U.S. dollars)	$158	$87	$(18)
Average number of common shares outstanding (millions)	218	209	202
Income (loss) from continuing operations per share attributable to AEI	$0.73	$0.42	$(0.09)
Effect of dilutive securities:
Stock options (millions of options)	—	—	—
Restricted stock (millions of shares)	—	1	—
Dilutive earnings (loss) per share attributable to AEI	$0.73	$0.42	$(0.09)
     The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. The Company incurred a net loss from continuing operations for the year ended December 31, 2006 and therefore excluded the 1,920,997 of non-vested restricted shares from the computation of the 2006 diluted income (loss) per share, as the effect would be anti-dilutive. At December 31, 2008 and 2007, 3,187,830 and 2,373,729 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares.
     On April 1, 2008, the Company entered into a subscription agreement with Buckland Investment Pte Ltd., or Buckland, an investment holding vehicle managed by GIC Special Investments Pte Ltd (“GIC”). GIC is the private equity investment arm of Government of Singapore Investment Corporation (Ventures) Pte Ltd., a global investment management company established in 1981 to manage Singapore’s foreign reserves. On May 9, 2008, the Company sold GIC 12.5 million of its ordinary shares at a subscription price of $16 per share. The gross proceeds that the Company received from this issuance were $200 million. The Company used a portion of these proceeds to repay a portion of its revolving credit facility and to make dividend payments to noncontrolling interest holders of the operating companies. Upon closing, a nominee of Buckland was appointed to the Company’s board of directors.
21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
     Accumulated other comprehensive income (loss) attributable to AEI consists of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Cumulative foreign currency translation	$(131)	$212
Unrealized derivative losses	(68)	(25)
Unamortized actuarial and investment gains	54	22
Unrealized gain (loss) on available-for-sale securities	(59)	6

Total	$(204)	$215

22. RELATED-PARTY TRANSACTIONS
     Ashmore provides certain management services to the Company through a Management Service Agreement (“MSA”) effective May 20, 2006. The initial term of the MSA was for one year and renews for successive one-year periods from May to May each year unless terminated by either party. Charges include (1) actual costs of employees performing the services (including salary, bonus, benefits, and long-term incentive grants) and (2) reimbursement of reasonable and documented expenses. The maximum annual amount of fees that may be billed under the MSA during each one-year term is approximately $5 million (excluding expenses). The Company recorded expenses of $4 million, $5 million and $2 million during 2008, 2007 and 2006, respectively, for these services. A material amount of Elektra’s revenues and costs of sales is related to transactions with governmental or quasi-governmental entities, while the Panamanian government is also a significant shareholder in Elektra.

     Interest expense — shareholders — The Company recorded interest expense to shareholders of $52 million, $63 million and $20 million during 2008, 2007 and 2006, respectively, related to debt.
     Interest income from unconsolidated subsidiaries — Stage 1 of AEIL’s acquisition of PEI included a $1 billion loan from AEIL to PEI. Since PEI was an equity investment of AEIL until the closing of Stage 2 of the acquisition, $26 million of interest income was earned by AEIL on the loan to PEI and was not eliminated in the consolidated statement of operations for the year ended December 31, 2006. The Company also recognized interest income from development and shareholder loans to TBG and GTB in the amount of $2 million during each of 2008, 2007 and 2006.
     One of the Company’s subsidiaries, PQP, had a long-term receivable with one of its noncontrolling shareholders totaling $4 million at December 31, 2006. This long-term receivable was settled as part of AEI’s acquisition of an additional interest in PQP in 2007.
23. COMPENSATION PLANS
     Annual Incentive Plans — The Company has a discretionary annual incentive plan for the U.S. and certain foreign-based employees that is designed to recognize, motivate, and reward exceptional contribution toward the accomplishment of Company objectives. The plan is based on target bonus opportunities expressed as a percentage of annual base salary with threshold, target, and maximum award levels. Funding is calculated based on goal achievement and job-level weighting tied to financial, operational and individual performance. Many of the Operating Companies also provide annual incentive plans based on the performance of their individual businesses.
     2007 Equity Incentive Plan — AEI adopted a Board of Directors-approved Incentive Plan for a 10-year period commencing January 2007. The purpose of the plan is to attract and retain the best available talent; to encourage the highest level of performance by directors, executive officers, and selected employees; and to provide them with incentives to put forth maximum efforts for the success of the Company’s business in order to serve the best interests of the Company and its shareholders. The plan allows for an aggregate number of shares totaling 15,660,340 to be awarded over the 10-year period. Awards can be made in the form of Appreciation Rights or Stock Options, or as Restricted Shares. The plan also allows for the issuance of the same types of Appreciation Rights, Stock Options, Restricted Shares, Restricted Stock Units, Performance Shares, or Performance Units in order to pay Annual Incentive Bonuses. Each Grant is pursuant to the approval of the Compensation Committee of the Board of Directors, which has the power to set the price, quantity, and allocation of such awards.
     Awards issued to non-employee directors vest over four years in accordance with the grant agreement. There were several grants to non-employee directors in 2008 and 2007, which resulted in compensation expense during 2008 and 2007 for these awards that was negligible.
     The fair value of each grant has been estimated using the Black-Scholes-Merton model. Weighted average fair values and valuation assumptions used to value stock options issued under the 2007 Equity Incentive Plan are disclosed for the periods indicated as follows:

	2008	2007
Weighted Average Fair Value of Grants	$5.39	$4.61
Expected Volatility	25.37%	25.00%
Risk-Free Interest Rate	3.20%	4.00%
Dividend Yield	0.00%	0.00%
Expected Life	6.58 Years	7 Years
     Expected volatility is based upon the weekly stock price changes over a three year period of certain competitors who closely approximate AEI in geographic diversity, nature of operations and risk profile. The risk-free interest rate is based upon United States Treasury yields in effect at the time of the grant. The expected life is based upon simplified calculations of expected term for non-public companies.
     Under the plan, employees may be granted restricted non-vested stock. The restricted stock granted vests to the employee on a graduated vesting schedule ranging from one to four years as defined in the individual grant agreements. Upon vesting, restricted stock is converted into common stock and released to the employee. Stock-based compensation expense related to restricted stock was $2 million and $1 million for 2008 and 2007, respectively.

     Summarized restricted stock award activity under the 2007 Equity Incentive Plan for the periods indicated:

		Weighted-
		Average	Aggregate
Restricted Stock	Shares	Grant Price	Intrinsic Value
	(Thousands)		(Millions of
			dollars (U.S.))
Granted during 2007	500	$12.63	$6

Vested during 2007	—	—	—

Nonvested, January 1, 2008	494	$12.65	$6
Granted	238	16.03	4
Forfeited	(47)	13.78	(1)
Exercised	(5)	11.54	—
Vested	(44)	12.75	—

Nonvested, December 31, 2008	636	$13.83	$9

     As of December 31, 2008, there was $7 million of total unrecognized compensation cost related to nonvested restricted stock under the 2007 Equity Incentive Plan. This cost is expected to be recognized over a weighted-average period of 2.71 years.
     Under the plan, employees may be granted non-vested stock options. The stock options granted vest to the employee on a graduated vesting schedule ranging from one to four years as defined in the individual grant agreements. Upon vesting, stock options may be exercised by the employee, for which the Company will issue new shares. Stock-based compensation expense related to stock options was $3 million and $1 million for 2008 and 2007, respectively.
     Summarized option award activity under the 2007 Equity Incentive Plan for the periods indicated is as follows:

		Weighted-	Weighted-
		Average	Average
		Fair Value of	Exercise Price	Aggregate
Stock Options	Options	Grants	of Grants	Intrinsic Value
	(Thousands)			(Millions of
				dollars (U.S.))
Exercised during 2007	(31)	$4.11	$11.18	$—

Vested during 2007	—	—	—	—

Outstanding, January 1, 2008	1,657	$4.62	$12.52	$8
Granted	1,313	5.39	16.03	7
Forfeited	(241)	4.87	13.86	(1)
Exercised	—	—	—	—

Outstanding, December 31, 2008	2,729	$4.97	$14.09	$14

Exercisable as of December 31, 2008	161	$4.61	$12.50	$1

     As of December 31, 2008, there was $10 million of total unrecognized compensation cost related to nonvested stock options under the 2007 Equity Incentive Plan. This cost is expected to be recognized over a weighted-average period of 2.77 years.
     As a Cayman Islands entity, AEI does not realize any tax benefits from the granting or exercising of restricted stock and stock options.
     2004 Stock Incentive Plans — In 2004, PEI adopted a long-term incentive compensation plan (“Stock Incentive Plan”) that provided awards to certain directors, officers, and key employees of PEI and its subsidiaries. Awards issued to non-employee directors are fully vested at the grant date in accordance with the grant agreement. There were several grants to non-employee directors in 2006, which resulted in $1 million in compensation expense for these awards being recorded for the year ended 2006.
     Under the Stock Incentive Plan, PEI granted share units in 2004, some of which had time-based vesting and some of which had performance based vesting. For the units that vested based on time, the units vested over a 36-month period from October 1, 2004 through September 30, 2007. The number of units that vested based on performance was determined based on the actual financial performance of PEI for the period from September 1, 2004 through December 31, 2006, compared to performance goals of PEI set out in the grant agreements.

     Compensation expense recognized for the Stock Incentive Plan was $10 million and $23 million for 2007 and 2006, respectively. Amounts related to the share units granted in 2004 through 2006, which were settled in the form of shares, have been reflected in shareholders’ equity as additional paid-in capital. All restricted shares outstanding at December 31, 2007, relating to the Stock Incentive Plan, were vested as of such date.
     Summarized time-based share unit award and performance-based share unit award activity, including the effects of the amalgamation of PEI and AEI in December 2006, is as follows:

		Weighted-
		Average	Aggregate
	Units/Shares	Grant Price	Intrinsic Value
	(Thousands)		(Millions of
			dollars (U.S.))
Total Time-Based restricted shares vested during 2007	586	$7.99	$5
Total Performance-Based restricted shares vested during 2007	2,179	$7.99	$17
     As a Cayman Islands entity, AEI does not realize any tax benefits from the granting or exercising of these restricted shares.
     Sales Incentive Plan — In 2005, PEI adopted an incentive compensation plan (“Sales Incentive Plan”) to provide incentives and awards to retain and motivate certain directors, officers, and key employees of PEI and its subsidiaries in the event of a divestiture of PEI by Enron. Awards under this plan were granted as cash awards (“Cash Awards”). Cash Awards vested 50% upon the effectiveness of a change of control (September 6, 2006) and 50% on September 6, 2007. All vested Cash Awards have been settled and paid. Compensation expense recognized for the Sales Incentive Plan was $3 million, $17 million and $21 million for 2008, 2007 and 2006, respectively.
     Fifty percent of the Cash Awards, approximately $42 million, vested at the closing of the second stage of the transaction on September 7, 2006, and was recorded as a liability acquired in the business combination. The Company recorded this remaining 50% ratably over the 12-month period following the change in control.
     Summarized activity of restricted stock of the amalgamated company issued in lieu of the second Sales Incentive Plan payment, as was provided as an option for Sales Incentive Plan participants, is shown below for the periods indicated. These restricted stock shares vested 50% on the first anniversary of the September 7, 2006, change in control, and the remaining 50% vested on the second anniversary of the September 7, 2006, change in control. Any restricted stock shares not vested upon the employee’s departure from the Company were forfeited.

		Weighted-
		Average	Aggregate
Restricted Stock Issued in Lieu of Second Sales Incentive Plan Payment	Shares	Grant Price	Intrinsic Value
	(Thousands)		(Millions of
			dollars (U.S.))
Vested during 2007	(312)	$7.99	$(2)

Nonvested, January 1, 2008	320	$7.99	$3
Exercised	(103)	7.99	(1)
Forfeited	(16)	7.99	—
Vested	(201)	7.99	(2)

Nonvested, December 31, 2008	—	$—	$—

24. PENSION AND OTHER POSTRETIREMENT BENEFITS
     The Company maintains a defined contribution plan for substantial portions of its employees. All of its U.S.-based and expatriate employees are covered by a defined contribution plan. The Company matches 100% for the first 3% of eligible compensation contributed by the employee and 50% for the next 2% contributed. The Company also has defined contribution plans for its expatriate employees and for other foreign employees. The Company contributes up to 5% of eligible compensation for these plans. The employees are fully vested in these plans immediately. The amount of cost recognized for defined contribution plans was less than $1 million for 2008, 2007 and 2006, respectively. The Company’s U.S.-based and expatriate employees participate in AEI employee benefit programs, including health insurance and savings plans. The expense for these benefits was $1 million, $1 million and $2 million in 2008, 2007 and 2006, respectively.

     In certain countries, including Panama, El Salvador and Colombia, local labor laws require the Company to pay severance indemnities to employees when their employment is terminated. As required under the laws of Panama and El Salvador, the Company has funded a portion of its estimated severance benefit obligations into a trust account Accrued severance indemnities included in other liabilities was $4 million as of both December 31, 2008 and 2007. In Argentina, EDEN is required to pay certain benefits to employees upon retirement. EDEN is not required to deposit funds into a trust, but has accrued benefit obligations in its records of $7 million and $4 million as of December 31, 2008 and 2007, respectively, and recorded a decrease in other comprehensive income of $1 million and less than $1 million, respectively. The Company accrues these benefits based on historical experience and third party evaluations.
     Elektro Plans — Elektro sponsors two supplementary pension plans for its employees. The Proportional Balances Supplementary Benefit Plan (“PBSBP”) provides guaranteed benefits to employees who were participants prior to December 31, 1997. The Elektro Supplementary Plan of Retirement and Pension (“ESPRP”), which began on January 1, 1998, is a mixed plan that offers defined benefits for 70% of eligible compensation and defined contributions for 30% of eligible compensation.
     The PBSBP does not accept new participants. When the ESPRP was created, the existing participants were allowed to transfer to the new plan. Participants who transferred were given the right to receive a balanced benefit proportional to their years of participation in the PBSBP. Participants could elect to make new contributions to the ESPRP.
     The projected benefit obligation, accumulated benefit obligation, fair value of plan assets, and related balance sheet accounts for Elektro’s pension plans are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)
Projected benefit obligation	$224	$307
Accumulated benefit obligation	213	285
Fair value of plan assets	292	325
Prepaid pension asset	68	18
     The Company uses a year-end measurement date for its plans. Elektro recorded other comprehensive income of $33 million and $16 million, net of tax of $17 million and $8 million, as of December 31, 2008 and 2007, respectively.
     The changes in projected benefit obligation, changes in the fair value of plan assets, and the funded status of the plans are as follows:

	December 31,
	2008	2007
	Millions in dollars (U.S.)
Change in projected benefit obligation:
Benefit obligation, beginning of period	$307	$229
Service cost	4	3
Interest cost	32	31
Actuarial gains and losses	32	9
Benefits paid	(15)	(12)
Effect of foreign exchange rate change	(69)	47
Change in assumptions	(67)	—

Benefit obligation — end of period	$224	$307

Change in plan assets:
Fair value of plan assets, beginning of period	$325	$222
Actual return on plan assets	72	65
Contributions by employer	1	2
Contributions by plan participants	1	2
Benefits paid	(15)	(12)
Effect of foreign exchange rate change	(92)	46

Fair value of plan assets — end of period	$292	$325

Funded status at end of year	$68	$18

Amounts recognized on the balance sheet — prepaid pension asset	$68	$18

Net amount recognized at end of year	$68	$18

     The components of net periodic (benefit) cost are as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)
Service cost	$4	$3	$1
Interest cost	32	31	6
Expected employee contribution	(2)	(2)	—
Expected return on plan assets for the period	(38)	(33)	(7)

Total net periodic pension (benefit) cost	$(4)	$(1)	—

     Projected benefit obligations and net benefit cost are based on actuarial estimates and assumptions. The actuarial assumptions as of December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
		Periodic		Periodic		Periodic
	Benefit	Pension	Benefit	Pension	Benefit	Pension
	Obligation	Cost	Obligation	Cost	Obligation	Cost
Weighted-average of discount rates	12.37%	12.37%	10.24%	10.24%	11.30%	11.30%
Weighted-average rates of compensation increase	7.63%	7.63%	7.12%	7.12%	8.15%	8.15%
Weighted-average expected long-term rate of return on plan assets		13.29%		11.28%		12.35%
     The basis used to determine the expected long term rate of return on assets were:(i) forward rates for long term government bonds and (ii) expected return on each asset category, as determined by the pension fund managers through historical experience and current market conditions. As the return rates on Brazilian government bonds are subject to volatility, a reduction margin of 0.31% was applied to the estimated forward rates for Brazilian government bonds.
     The asset allocation of the plan assets is as follows:

	December 31,
	2008	2007
Fixed income	75.7%	70.7%
Equities	17.3%	21.7%
Real estate	3.6%	4.0%
Loans to participants	3.4%	3.6%

Total	100.0%	100.0%

     The primary objective of the plan is to provide eligible employees with scheduled payments. The Company follows consistent standards for preservation and liquidity with the goal of earning the highest possible return while minimizing risk. The target asset allocation represents a long-term perspective and plan assets are rebalanced as needed.
     The following table summarizes the scheduled cash flows for U.S. and foreign expected employer contributions and expected future benefit payments, both domestic and foreign:

Millions of
dollars (U.S.)
Expected employer contribution in 2009	$1
Expected benefit payments:
2009	12
2010	13
2011	14
2012	16
2013	18
2014 — 2018	126

25. COMMITMENTS AND CONTINGENCIES
     The Company’s future minimum commitments as of December 31, 2008, are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
	Millions of dollars (U.S.)
Power commitments(1)	$790	$865	$876	$879	$755	$7,736	$11,901
Fuel commitments(2)	474	462	427	388	446	2,503	4,700
Equipment commitments(3)	22	10	4	3	34	83	156
Transportation commitments(4)	55	56	59	50	35	244	499
FIN 48 obligations, including interest and penalties	11	5	—	—	—	101	117
Other commitments	7	2	1	1	—	—	11

Total	$1,359	$1,400	$1,367	$1,321	$1,270	$10,667	$17,384

(1)	Represents take-or-pay and other commitments to purchase power of various quantities from third parties. Power purchases under long-term commitments for the year ended December 31, 2008, 2007 and 2006 totaled $716 million, $917 million and $232 million, respectively.

(2)	Represents take-or-pay and other commitments to purchase fuel of various quantities from third parties. Fuel purchases under long-term commitments for the year ended December 31, 2008, 2007 and 2006 totaled $541 million, $425 million and $107 million, respectively.

(3)	Represents commitments of various duration for parts and maintenance services provided by third parties, which are expensed during the year of service.

(4)	Represents a commitment to purchase gas transportation services from an unconsolidated affiliate and third parties.
     Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of December 31, 2008, AEI and its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $323 million issued and $15 million in unused letter of credit availability, of which $39 million of the total facility balances were fully cash collateralized. Additionally, as of December 31, 2008, lines of credit of $1,275 million were outstanding, with an additional $319 million available.
     Under a sponsor undertaking agreement, AEI is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven and its customer, Petróleos de Venezuela Gas, S.A. In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders.
     Restrictions on Transfer of Net Assets — Certain governmental restrictions, such as statutory capital reserves, and lender provisions, including required maintenance of cash reserves and restrictions on payment of dividends, restrict various subsidiaries of the Company from transferring their net assets to the Company. The net assets of consolidated subsidiaries affected by such restrictions amount to approximately $386 million as of December 31, 2008. The net assets of unconsolidated subsidiaries affected by such restrictions amount to approximately $261 million as of December 31, 2008.
Political Matters:
     Turkey — Since the change in the Turkish government in November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from the Ministry to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal, but if accepted, implementation of changes to the power purchase agreements will take some time due to the need for a coordinated interaction among multiple government agencies. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations, or liquidity.

     Poland — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. Stranded costs compensation is based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market, and will be paid in quarterly installments of varying amounts. The payments, beginning in August 2008, received in 2008 were $18 million. The maximum remaining compensation attributable to ENS is 1.12 billion Polish zloty (approximately US $385 million).
     Bolivia/Brazil — Due to a shortage in gas exports from Bolivia, Cuiabá has been experiencing gas supply shortages. The gas supply agreement between TBS and Empresa Petrolera Andina S.A. was not honored by YPFB after nationalization of the gas sector in Bolivia. An interim gas supply agreement between TBS and YPFB was executed on June 22, 2007. TBS and YPFB had periodically extended the provisional gas supply agreement; however, the latest provisional agreement expired on June 30, 2008. Negotiations for a definitive gas supply agreement as well as negotiations with Furnas (Cuiabá’s off-taker) and ANEEL (Agência Nacional de Energia Elétrica, the regulator of the Brazilian electricity sector) are on hold (but resume sporadically). Cuiabá has not received a regular supply of gas since August 2007 and since that time has only operated sporadically. As a result of a Brazilian government order, EPE entered into an agreement on March 31, 2008 with Furnas to operate on diesel fuel for a 30-day period which was renewable up to a maximum of 120 days. EPE operated on diesel for approximately one month under this agreement but has not been generating electricity since May 2008 and the term of this agreement has now expired. If EPE is unable to secure an adequate long-term supply of gas, the operations of Cuiabá will be materially adversely effected. Under these circumstances, there will be a corresponding negative impact on the Company’s financial performance and cash flows (see Note 4).
Litigation/Arbitration:
     In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole holder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition, which permits us to initiate bankruptcy proceedings against CIESA at any time prior to late May 2009. If we pursue this action, we will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.
     The Company’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of December 31, 2008, the Company has accrued liabilities totaling approximately $153 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on managements’ assessment of the ultimate outcomes of the particular cases, and based on the Company’s general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, the Company accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. The Company does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on the Company’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that the Company could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but cannot be estimated at December 31, 2008.
     Elektro — Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of December 31, 2008, the Company has accrued approximately $13 million related to these cases, excluding those described below.
     In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of São Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging or under the control of the State Highway Department and such concessionaries. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.
     In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $199 million (based on the exchange rate as of December 31, 2008) is due related to the tax periods involved. In June, 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.
     In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $25 million (based on the exchange rate as of December 31, 2008) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and the Company, therefore, cannot determine the amount of any potential loss at this time.
     Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has accrued approximately $40 million as of December 31, 2008 and made a judicial deposit of approximately $17 million (based on the exchange rate as of December 31, 2008) related to this issue and does not believe that the currently expected outcome under these lawsuits will exceed this amount or will have a material adverse effect on its financial condition, results of operations, or liquidity.
     EPE — On October 1, 2007, EPE received a notice from its off-taker, Furnas, purporting to terminate the power purchase agreement with EPE as a result of the current lack of gas supply from Bolivia described above. EPE notified Furnas that EPE believed that Furnas had no contractual basis to terminate the power purchase agreement and initiated an arbitration proceeding in accordance with the power purchase agreement. EPE amended its initial pleadings and requested, as an alternative to its original claim, that the arbitrators declare the PPA terminated due to Furnas’ default caused by its failure to make capacity payments. The tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. We expect a decision in this arbitration in mid 2009. If EPE is unable to satisfactorily resolve the dispute with Furnas, the operations of Cuiabá will be materially adversely effected with a corresponding negative impact on the Company’s financial performance and cash flows (see Note 4).
     San Felipe Limited Partnership — In 1995, a demand for arbitration was filed against San Felipe in connection with San Felipe’s alleged breach of a settlement agreement arising from a nuisance dispute over San Felipe’s power plant in Puerto Plata, Dominican Republic, which was decided in favor of the plaintiff. In August 2006, a Dominican Republic appeals court ruled against San Felipe, upholding the award of approximately $11 million, including accrued interest. San Felipe appealed the ruling to the Dominican Republic Supreme Court and the Supreme Court issued its final ruling upholding the appeal court ruling. The Company had accrued $11 million for this claim. In April 2009, San Felipe reached a settlement with the plaintiff for an amount not materially in excess of this accrual and the settlement was paid in May 2009.
     Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of December 31, 2008, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to $20 million at the exchange rates as of December 31, 2008) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. The Company has accrued approximately $66 million as of December 31, 2008 with respect to the period from January 1998 through December 31, 2008 which management believes is adequate. In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.

     DCL — DCL entered commercial operations on April 17, 2008. However, in September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Siemens identified the root cause of the problem to be a defect in the gas turbine that was not disclosed to us at the time we acquired our interest in DCL. Due to the shutdown, DCL has not generated revenues and cash inflows to pay vendors which has delayed the repairs. DCL is seeking a loan to pay Siemens that, if obtained, may allow the plant to resume commercial operations within three to four months of obtaining such loan.
     On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. The allegations included that DCL had issued shares to AEI following the initial acquisition of DCL in violation of the loan covenants. The lenders petitioned the courts to force a sale of all DCL’s assets and all Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. Concurrently, DCL has engaged its lenders in negotiations to restructure DCL’s long-term and short-term financing and for consent to take out a shareholder loan to pay Siemens and meet other urgent payment obligations. Negotiations are ongoing and a non-binding memorandum of understanding setting out a proposed restructuring plan, was executed but documentation relating to this loan has not yet been finalized.
     If DCL is unable to satisfactorily resolve the dispute with its lenders or secure a new offtaker for the power from DCL’s plant, the operations of DCL will be materially adversely effected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.
26. SEGMENT AND GEOGRAPHIC INFORMATION
     The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales and operating expenses (including depreciation and amortization, taxes other than income, and losses on disposition of assets). Operating income also includes equity in earnings of unconsolidated affiliates due to the nature of operations in these affiliates.
     Power Distribution — This segment delivers electricity to retail customers in their respective service areas. Each of these businesses operates exclusively in a designated service area based on a concession agreement. Under the majority of the concession agreements, the electric distribution companies are entitled to a full pass-through of non-controllable costs, including purchased power costs. Tariffs are reviewed by the regulator periodically and adjusted to ensure that the concessionaire is able to recover reasonable costs. These businesses operate and maintain an electric distribution network under the concession, and bill customers directly via consumption and/or demand charges.
     Power Generation — This segment generates and sells wholesale power primarily to large off-takers, such as distribution companies. Each of the businesses in this segment sells substantially all of its generating capacity under long-term contracts primarily to state-owned entities. These businesses use different types of fuel (hydro, natural gas, and liquid fuel) and different technologies (turbines and internal combustion engines) to convert the fuel to electricity. Generally, off-take agreements are structured to minimize business exposure to commodity fuel price volatility.
     Natural Gas Transportation and Services — This segment provides transportation and related services for upstream oil and gas producers and downstream utilities and other large users who contract for capacity. Each of these businesses owns and operates pipeline, compression and/or liquids removal and processing equipment associated with the transportation or handling of large quantities of gas. The rates charged by these businesses are typically regulated or controlled by a government entity.
     Natural Gas Distribution — This segment is involved in the distribution and sale of natural gas to retail customers. Each of these businesses operates a network of gas pipelines, delivers gas directly to a large number of residential, industrial and commercial customers, and directly bills these customers for connections and volumes of gas provided. These businesses are regulated and typically operate on long-term concessions giving them an exclusive right to deliver gas in a designated service area.

     Retail Fuel — This segment distributes and sells gasoline, LPG and compressed natural gas (“CNG”). These businesses service both owned and affiliated retail outlets.
     Headquarters and Other — Expenses include corporate interest, general and administrative expenses related to corporate staff functions and initiatives, primarily executive management, finance, legal, human resources, information systems and incentive compensation, and certain businesses which are immaterial for the purposes of separate segment disclosure.
     Eliminations — The eliminating transactions between segments include certain generation facilities, on one side, and distributors and gas services on the other, and intercompany interest and management fee arrangements between the operating segments and the Parent Company.
     The tables below present summarized financial data about AEI’s reportable segments. For 2006, there are no Natural Gas Distribution segment revenues as this segment relates primarily to Promigas, which was acquired effective December 31, 2006.

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
As of and for the Year Ended December 31, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$2,217	$1,175	$202	$584	$5,137	$22	$(126)	$9,211
Equity income from unconsolidated affiliates	68	12	27	11	1	—	(2)	117
Operating income	427	15	128	104	218	(36)	(43)	813
Interest income	54	14	6	2	9	3	—	88
Interest expense	134	45	44	19	53	136	(53)	378
Depreciation and amortization	138	24	21	18	61	6	—	268
Capital expenditures	183	16	12	61	86	14	—	372
Equity method investments in unconsolidated affiliates	628	65	35	23	8	—	—	759
Goodwill	53	54	26	144	323	14	—	614
Total assets as of December 31, 2008	3,304	1,897	924	1,110	1,323	3,865	(3,470)	8,953

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
As of and for the Year Ended December 31, 2007	Dist.	Gen..	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$1,746	$874	$199	$352	$160	$19	$(134)	$3,216
Equity income from unconsolidated affiliates	2	11	39	13	11	—	—	76
Operating income	373	77	128	85	49	286	(421)	577
Interest income	58	27	7	2	2	14	—	110
Interest expense	90	41	42	14	12	143	(36)	306
Depreciation and amortization	139	42	20	8	3	5	—	217
Capital expenditures	168	3	9	24	37	8	—	249
Equity method investments in unconsolidated affiliates	698	14	106	26	38	—	—	882
Goodwill	53	33	27	117	158	14	—	402
Total assets as of December 31, 2007	3,732	1,433	1,138	913	384	4,170	(3,917)	7,853

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
For the Year Ended December 31, 2006	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$685	$278	$24	$—	$—	$1	$(42)	$946
Equity income from unconsolidated affiliates	26	21	10	—	4	(24)	—	37
Operating income	151	60	21	—	3	(7)	(77)	151
Interest income	20	11	—	—	—	40	—	71
Interest expense	27	18	5	—	2	97	(11)	138
Depreciation and amortization	47	9	2	—	1	—	—	59
Capital expenditures	71	1	—	—	4	—	—	76
     The tables below present revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the year ended December 31, 2008, 2007 and 2006 and property, plant and equipment, net as of December 31, 2008 and 2007. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located.

	Revenues
	For the Years Ended			Operating Income
	December 31,			For the Years Ended December 31,
	2008	2007	2006	2008	2007	2006
	Millions of dollars (U.S.)
Colombia	$3,926	$563	$—	$371	$198	$3
Brazil	1,503	1,406	390	185	220	120
Chile	1,311	—	—	68	—	—
Panama	808	389	371	44	57	37
Turkey	416	337	116	24	46	38
Guatemala	206	168	48	23	42	12
Dominican Republic	211	139	145	11	19	22
Ecuador	126	—	—	2	—	—
Argentina	122	52	—	14	8	—
China	104	8	—	(19)	(6)	—
Other	478	154	(124)	90	(7)	(81)

Total	$9,211	$3,216	$946	$813	$577	$151

	Property, Plant &
	Equipment, Net
	December 31,
	2008	2007
	Millions of dollars (U.S.)
Colombia	$714	$614
Brazil	1,281	1,482
Chile	88	—
Panama	272	242
Turkey	132	143
Guatemala	48	37
Dominican Republic	24	23
Ecuador	14	—
Argentina	88	89
China	256	36
Other	607	369

Total	$3,524	$3,035

27. SUBSEQUENT EVENTS
     Nicaragua Energy Holdings — On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaraguan Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Consorcio Eolico Amayo, S.A. (“Amayo”) to NEH. Amayo is a 39.9 MW wind generation greenfield project development located in Rivas province, Nicaragua. As a result, AEI owns 57.7% and Centrans owns 42.3% of NEH. AEI will consolidate NEH as a result of this transaction.
     Subic — On February 22, 2009, the 15 year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) expired on schedule. The Company owns a 50% interest in Subic. On February 23, 2009, the plant was turned over to the NPC without additional compensation. The Company’s remaining investment balance in Subic will be recognized from expected dividends and shareholder loan repayments in 2009.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged
	Beginning	to Costs			Deductions		Balance at
	of the	and	Translation	Acquisitions	Amounts		the End of
Million of Dollars (U.S.)	Period	Expenses	Adjustment	of Business	Written off		the Period
Allowance for lease receivables:
For the year ended December 31, 2006	$—	$—	$—	$—	$—		$—
For the year ended December 31, 2007	—	40	—	—	—		40
For the year ended December 31, 2008	40	44	(3)	10	(82	)(a)	9
Allowance for accounts receivable:
For the year ended December 31, 2006	$5	$5	$—	$35	$(6)		$39
For the year ended December 31, 2007	39	9	5	5	(12)		46
For the year ended December 31, 2008	46	27	(8)	31	(27)		69

(a)	Due to termination of lease accounting, the lease receivable and associated allowance have been removed from the Company’s Consolidated Balance Sheet and the amounts were recorded at the net carrying amount in the property, plant and equipment account. See Note 4.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI
By:	/s/ Maureen J. Ryan
Maureen J. Ryan
General Counsel and Secretary

Date: June 18, 2009